UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

 -------------------------------------------------------------------------------
                                NETCENTIVES INC.
                       (Name of Subject Company (issuer))
 -------------------------------------------------------------------------------
                                NETCENTIVES INC.
                       (Names of Filing Persons (offeror))
 -------------------------------------------------------------------------------
      OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE, HAVING
                      AN EXERCISE PRICE OF MORE THAN $3.00.
                         (Title of Class of Securities)
 -------------------------------------------------------------------------------
                                    64108P101
                      (CUSIP Number of Class of Securities)
 -------------------------------------------------------------------------------
                                   ERIC LARSEN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               475 BRANNAN STREET
                         SAN FRANCISCO, CALIFORNIA 94107
                                 (415) 615-2000
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

--------------------------------------------------------------------------------
                                   Copies to:
                               James Telfer, Esq.
                             Kevin D. Gonzalez, Esq.
                       ORRICK, HERRINGTON & SUTCLIFFE LLP
                        Old Federal Reserve Bank Building
                               400 SANSOME STREET
                         SAN FRANCISCO, CALIFORNIA 94111

--------------------------------------------------------------------------------


                            Calculation of Filing Fee
Transaction valuation*                                     Amount of filing fee
    $2,801,822.90                                                  $560.36
*Set forth the amount on which the filing fee is calculated and state how it was determined.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
                                     Amount Previously Paid:____________________
                                     Form or Registration No.:__________________
                                     Filing Party:______________________________
                                     Date Filed:________________________________
|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
|_|  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

Item 1. Summary Term Sheet.

     The information set forth under "Summary of Term Sheet" in the Offer to Exchange, dated May 18, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated by reference.

Item 2. Subject Company Information.

     (a) The name of the issuer is Netcentives Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 475 Brannan Street, San Francisco, California 94107; (415) 615-2000. The information set forth in the Offer to Exchange under Section 9 ("Information about Netcentives Inc.") is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to its employees to exchange, for compensatory purposes, all options outstanding under the Company's 1996 Stock Option Plan, Post Communications, Inc. 1997 Stock Option Plan, Post Communications, Inc. 2000 Stock Option Plan and MaxMiles, Inc. 1998 Key Employee Stock Option Plan (collectively, the "Stock Option Plans") to acquire shares of the Company's common stock, par value $0.001 per share, (the "Options Shares"), having an exercise price greater than $3.00 (the "Eligible Option"), together with all stock options granted to employees since December 18, 2000 where the exercise price of the stock option granted since December 18, 2000 is less than the exercise price of any other Eligible Options being exchanged (collectively, with the Eligible Options, the "Options"), for shares of the Company's restricted common stock that will be granted under the Stock Option Plans, upon the terms and subject to the conditions described in the Offer to Exchange and the related cover letter, attached hereto as Exhibit (a)(2) (the "Cover Letter" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"). The Stock Option Plans are considered an employee benefit plan as defined in Rule 405 under the Securities Act of 1933, as amended (the "Securities Act"). As of May 18, 2001, there were options to purchase 5,718,006 shares of the Company's common stock outstanding and eligible to participate in this Offer. The information set in the Offer to Exchange under Section 1 ("Number of Shares of Restricted Stock; Expiration Date"), Section 5 ("Acceptance of Eligible Options for Exchange and Cancellations and Issuance of Restricted Stock") and Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a) The information set forth in Item 2(a) above and in Schedule A of the Offer to Exchange ("Information about the Directors and Executive Officers of Netcentives Inc.") is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a) The information set forth in the Offer to Exchange under "Summary of Terms," Section 1 ("Number of Shares of Restricted Stock; Expiration Date"),
Section 3 ("Procedures"), Section 4 ( "Change in Election"), Section 5 ("Acceptance of Eligible Options for Exchange and Cancellation and Issuance of Restricted Stock"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock"), Section 11 ("Status of Options Acquired by the Company in the Offer; Accounting Consequences of the Offer"), Section 12, ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences"), and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements about the Eligible Options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

     (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements about the Eligible Options") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) The Offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under
Section 2 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Eligible Options for Exchange and Cancellation and Issuance of Restricted Stock") and Section 11 ("Status of Eligible Options Acquired by the Company in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 9 ("Information about Netcentives Inc.") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of Restricted Stock") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

     (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements about the Eligible Options") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements about the Eligible Options") is incorporated herein by reference.

     Item 9. Person/Assets, Retained, Employed, Compensated or Used.

     (a) Not applicable.

Item 10. Financial Statements.

     (a) The information set forth in the Offer to Exchange under Section 9 ("Information about Netcentives Inc.") and Section 16 ("Additional
Information"),  on pages 32 through 59 of the  Company's  Annual  Report on Form
10-K for its fiscal year ended December 31, 2000 (the "Annual Report"), as amended by Form 10-K/A (filed on April 10, 2001) and the Company's Quarterly Report on Form 10-Q for the quarter ending March 31, 2001 (filed on May 15,
2001) is incorporated herein by reference.

     (b) Not applicable.

Item 11. Additional Information.

     (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements about the Eligible Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b) Not applicable.

Item 12. Exhibits.

     (a)(1) Offer to Exchange, dated May 18, 2001.

     (a)(2) Form of Cover Letter to Holders of Options.

     (a)(3) Slides Presentation delivered May 18, 2001.

     (a)(4) Form of Election Form.

     (a)(5) Forms of Notice of Change of Election.

     (b) Not Applicable.

     (d)(1) Netcentives' Inc. 1996 Stock Option Plan. Exhibit 10.2 to the Company's Registration Statement on Form S-1 (file no. 333-83443), as amended, declared effective October 19, 1999. (d)(2) Form of Restricted Stock Agreement, with exhibits.

     (d)(3) Post Communication, Inc. 1997 Stock Option Plan.

     (d)(4) Post Communication, Inc. 2000 Stock Option Plan.

     (d)(5) MaxMiles, Inc. 1998 Key Employee Stock Option Plan.

     (g)  Not Applicable.

     (h)  Not Applicable.

Item 13. Information Required by Schedule 13E-3.

     Not  Applicable.

                                    SIGNATURE

Afterdue inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Netcentives Inc.

                                           /s/ Judith A. Player
                                           Judith A. Player
                                           Vice President, General Counsel and
                                           Secretary

                                           May 21,2001
                                           (Date)

                                INDEX TO EXHIBITS

Exhibit Number                      Descriptions
(a)(1)                  Offer to Exchange, dated May 18, 2001

(a)(2)                  Form of Cover Letter to Holders of Options

(a)(3)                  Slides Presentation delivered May 18, 2001

(a)(4)                  Form of Election Form

(a)(5)                  Forms of Notice of Change of Election

(d)(1) Netcentives' Inc. 1996 Stock Option Plan. Exhibit 10.2 to the Company's Registration Statement on Form S-1 (file no. 333-83443), as amended, declared effective October 19, 1999

(d)(2)                  Form of Restricted Stock Agreement, with exhibits

(d)(3)                  Post Communication, Inc. 1997 Stock Option Plan.

(d)(4)                  Post Communication, Inc. 2000 Stock Option Plan.

(d)(5)                  MaxMiles, Inc. 1998 Key Employee Stock Option Plan.

                                                                  Exhibit (a)(1)





                                NETCENTIVES INC.
                               475 BRANNAN STREET
                         SAN FRANCISCO, CALIFORNIA 94107









                      OFFER TO EXCHANGE OUTSTANDING OPTIONS
        HAVING AN EXERCISE PRICE EQUAL TO OR GREATER THAN $3.00 PER SHARE
                         FOR SHARES OF RESTRICTED STOCK














                                  MAY 18, 2001

                                NETCENTIVES INC.

                      OFFER TO EXCHANGE OUTSTANDING OPTIONS
        HAVING AN EXERCISE PRICE EQUAL TO OR GREATER THAN $3.00 PER SHARE
                         FOR SHARES OF RESTRICTED STOCK

            THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,
                             PACIFIC STANDARD TIME,
                 ON JUNE 19, 2001, UNLESS THE OFFER IS EXTENDED.


Netcentives Inc. ("Netcentives" or the "Company") is offering employees the opportunity to exchange certain outstanding stock options having an exercise price equal to or greater than $3.00 per share (the "Eligible Options") for restricted shares of Netcentives' common stock (the "Common Stock"), which we refer to as "restricted stock". If you accept this offer with respect to any Eligible Options, you must also exchange all stock options granted to you since December 18, 2001 if the exercise price of the stock option granted since December 18, 2000 is less than the exercise price of any other Eligible Options being exchanged. In addition, if you accept this offer with respect to any Eligible Options, you are electing to opt out of the Incremental Stock Option Award Program, which we describe below.

We are making this offer upon the terms and subject to the conditions described in this "Offer to Exchange" and in the related Cover Letter (which together, as they may be amended from time to time, constitute the "Offer"). The Offer is not conditioned upon a minimum number of stock options being exchanged. The Offer is subject to conditions that we describe in Section 6 of the Offer to Exchange.

Shares of our Common Stock are quoted on the Nasdaq National Market under the symbol "NCNT." On May 18, 2001, the closing price of our Common Stock on the Nasdaq National Market was $0.50 per share. We recommend that you obtain current market quotations for our Common Stock before deciding whether to elect to exchange your stock options.

You should direct questions about this Offer or requests for assistance or for additional copies of this Offer to Exchange or the Cover Letter to Marina Rekhlis Ring at (415) 615-2083 or Amy Shoemaker at (415) 615-2292 or send an e-mail to stockprograms@netcentives.com.


                                    IMPORTANT

REGARDLESS OF WHETHER YOU ACCEPT OR REJECT THIS OFFER, YOU MUST COMPLETE AND SIGN AN ELECTION FORM AND RETURN IT TO AMY SHOEMAKER BEFORE 12:00 MIDNIGHT, PACIFIC STANDARD TIME, ON JUNE 19, 2001 (OR A LATER EXPIRATION DATE IF NETCENTIVES EXTENDS THE OFFER), IN PERSON IF POSSIBLE. UNLESS OTHERWISE INSTRUCTED BY THE COMPANY, YOU NEED TO RETURN YOUR NOTICES OF STOCK OPTION GRANT AND STOCK OPTION AGREEMENTS FOR YOUR ELIGIBLE OPTIONS OR EXECUTE AN ATTESTATION THAT THE SAME HAVE BEEN LOST OR DESTROYED TO EFFECTIVELY ELECT TO ACCEPT THIS OFFER.

We are not making this offer to, and we will not accept any stock options from optionees in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make this Offer to optionees in any such jurisdiction.

The information about this Offer from Netcentives is limited to this document, the enclosed Cover Letter and the slides presented at the Company meeting on May 18, 2001.

                               SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about this Offer. We urge you to carefully read the remainder of this Offer to Exchange, accompanying Cover Letter and accompanying documents, because the information in this summary is not fully comprehensive. Where appropriate, we have included references to the relevant sections of this Offer to Exchange where you can find a more complete description of the topics in this summary.

Q.1. WHAT SECURITIES ARE WE OFFERING TO EXCHANGE?

We are offering to exchange all stock options having an exercise price equal to or greater than $3.00 per share that are outstanding under our Stock Option Plan, other than options held by individuals who are not current employees of Netcentives on the date this Offer to Exchange is made or who will not be employees of Netcentives on the date it expires regardless of whether or not the options have vested. In return for your tender of Eligible Options, you will receive an equal number of restricted shares of our Common Stock. Stock options that have been exercised (and are therefore, no longer stock options) are not eligible for this Offer. We use the term "Stock Option Plans" to refer to the following options plans, collectively: the Netcentives Inc. 1996 Stock Option Plan, the Post Communications, Inc. 1997 Stock Option Plan, the Post Communications, Inc. 2000 Stock Option Plan and the MaxMiles, Inc. 1998 Key Employee Stock Option Plan.

Q.2. HOW MANY SHARES OF RESTRICTED STOCK WILL I RECEIVE IN EXCHANGE FOR THE ELIGIBLE OPTIONS I RETURN?

For each Eligible Option share that you tender for exchange, you will receive one (1) share of restricted stock. The exact number of Eligible Option shares that you have now is set forth in the enclosed personalized election form. (See
Section 5)

     For example:

o If you return an Eligible Option to purchase 1,000 shares of our Common Stock, you will receive 1,000 shares of restricted stock.

Q.3. WHAT IS RESTRICTED STOCK?

Unlike stock options, where the optionee has only a right to purchase shares of a Company's stock at a certain price, when you receive restricted stock you will become a holder of actual shares of Common Stock, issued at no cost to you. These shares are considered "restricted" because they will be subject to forfeiture and restrictions on transfer until the restrictions lapse, at which time the shares "vest". The forfeiture and transfer restrictions will be set forth in a Restricted Stock Agreement entered into by and between you and us. (See Question 12) Once the shares of restricted stock have vested, those shares will be yours to hold, transfer or sell as you desire, subject to applicable securities laws, our Insider Trading Policy and payment of withholding taxes and applicable commissions. (See Section 8)

Q.4. WHY ARE WE MAKING THE OFFER?

We are making this Offer to Exchange for compensatory and retention purposes and to further advance our corporate reward and recognition philosophy. Netcentives' compensation practices and programs are designed to drive and support the achievement of the Company's business objectives. Our performance and rewards programs support the following objectives: provide competitive compensation opportunities to attract and retain top talent; motivate employees to generate outstanding corporate revenue and profit growth; create a direct and meaningful link between business and team success and individual performance and rewards; encourage leadership behaviors that are critical to the company's culture and success; align employee and shareholder interests by sharing the value created, and; reinforce a sense of ownership. We as a company are also philosophically committed to the concept of employees as owners and in light of the recent stock market volatility, many of our outstanding stock options have exercise prices that are significantly higher than the current market price of our Common Stock. We felt it appropriate to offer this exchange program, which will help us advance our corporate reward and recognition philosophy. (See Section 2)

Q.5. IF I ELECT TO EXCHANGE ELIGIBLE OPTIONS, DO I HAVE TO EXCHANGE ALL OF MY ELIGIBLE OPTIONS OR CAN I JUST EXCHANGE SOME OF THEM?

You are not required to exchange any or all of your Eligible Options. However, you are not permitted to accept only a portion of an Eligible Option. If you wish to exchange an Eligible Option, you must exchange the entire Eligible Option as a whole or not at all. Eligible Options are considered the same if they have the same grant date. In addition, if you do accept this offer with respect to any Eligible Options, you must also exchange all stock options issued to you since December 18, 2000, where the exercise price of the stock option granted since December 18, 2000 is less than the exercise price of any other Eligible Options being exchanged. In addition, if you accept this offer with respect to any Eligible Options, you are electing to opt out of the Incremental Stock Option Award Program (which we describe below). Regardless of the percentage of stock options you plan to exchange in this program, you are ineligible to participate in the Incremental Stock Option Award program. This means that you can only participate in one of the two programs: either the Restricted Stock Exchange Program or the Incremental Stock Option Award Program

Q.6. WHAT IS THE INCREMENTAL STOCK OPTION AWARD PROGRAM?

Simultaneously with this Offer, we will be instituting an Incremental Stock Option Award Program pursuant to the Netcentives Inc. 1996 Stock Option Plan. If you elect not to participate in this Offer to Exchange, we will grant you additional stock options based on your 2000 performance review ratings, and, in the case of 2001 hires, provide you an automatic grant. The first vesting cycle for this additional stock option will be the same as for the restricted stock. See Question 10. However, following this immediate vesting, these additional stock options will vest at a rate of 3% of the total grant every month.

Performance Management --Performance Review Ratings. As part of our annual performance management program, we assessed individual performance for the calendar year 2000, based on the rating scale below:

     Consistently Exceeds All Expectations. Performance consistently exceeds position requirements in all key areas (knowledge; skills; results) evaluated and was characterized by consistent, major, outstanding achievements rarely accomplished within the organization. Individual also acts as a strong, positive influence on team members. Employee has mastered key position requirements. (5)

     Exceeds Expectations Frequently. Performance exceeds the position requirements in most key areas evaluated and was characterized by significant achievements not typically accomplished by most employees within the organization. Individual has served as a strong team player. (4)

     Fully Effective. Performance meets position requirements in key areas evaluated and may have exceeded requirements in some areas. (3)

     Improvement Desired. Performance meets some, but not enough, position requirements in the key areas evaluated. Improved and more consistent performance will be required in identified areas. (2)

     Unsatisfactory Performance. Performance is not meeting the requirements in the key areas being evaluated. Significant improvement is required immediately with the understanding that consistent performance will be expected. (1)

Following  is  the  grant  schedule  for  the  stock   options,   based  on  the
aforementioned performance rating scale that will be made in connection with the Incremental Stock Option Award Program:

Non-Executives.
------------------------------------ ---------------------------------
         Performance Rating             Size of Grant
------------------------------------ ---------------------------------
o        2 ratings and 2001 hires       10% of stock option grants
------------------------------------ ---------------------------------
o        3 ratings                      30% of stock option grants
------------------------------------ ---------------------------------
o        4 ratings                      40% of stock option grants
------------------------------------ ---------------------------------
o        5 ratings                      50% of stock option grants
------------------------------------ ---------------------------------

Executives.

------------------------------------ ---------------------------------
         Performance Rating             Size of Grant
------------------------------------ ---------------------------------
o        2 ratings and 2001 hires       10% of stock option grants
------------------------------------ ---------------------------------
o        3 ratings                      25% of stock option grants
------------------------------------ ---------------------------------
o        4 ratings                      35% of stock option grants
------------------------------------ ---------------------------------
o        5 ratings                      45% of stock option grants
------------------------------------ ---------------------------------

In addition, options granted pursuant to the Incremental Stock Option Award Program are conditioned upon the approval by the stockholders of Netcentives of an increase in the number of shares allocated to the Netcentives Inc. 1996 Stock Option Plan at our annual stockholders' meeting on June 6, 2001. If the stockholders do not approve this increase, these additional options will not be granted. Therefore, any decision to opt out of the Offer to Exchange (thereby opting into the Incremental Stock Option Award Program), should consider this eventuality.

Q.7. ARE THERE CONDITIONS TO THE OFFER TO EXCHANGE?

Other than opting out of the Incremental Stock Option Award Program, maintaining an account with a broker as described below and the other terms described in this Offer, there are no specific conditions to this Offer to Exchange. However, upon expiration of this Offer to Exchange (which will be on June 19, 2001 at 12:00 midnight Pacific Standard Time, unless we extend it), we will decide either to accept all of the properly tendered stock options or to reject them all. (See Section 6) In addition, in the event you elect to participate in the Offer, you will be ineligible to receive any stock option grants for 6 months from the initial grant of restricted stock.

Q.8. ARE THERE ANY ELIGIBILITY REQUIREMENTS I MUST SATISFY IN ORDER TO RECEIVE THE RESTRICTED STOCK?

You must be a current employee of Netcentives on the date this Offer to Exchange is made and you must continue to be an current employee of Netcentives on the date it expires. If you are not an employee of Netcentives on either of those dates, you will not be eligible to accept this Offer.

Q.9. WHEN WILL I RECEIVE MY RESTRICTED STOCK?

The grant of the restricted stock will be effective as of June 22, 2001 for Non-Executive Employees and July 26, 2001 for Executive Employees (for purposes of vesting of restricted stock, Executives include those individuals who are listed on Attachment A of our Insider Trading Policy) unless we extend this Offer to Exchange or unless we decide to reject all tendered options. (See
Section  6) As of May 18,  2001,  Executives  included  the  following  persons:
Arafeh, Kamal; Ames, Elizabeth; Bailey, William; Brondmo, Hans-Peter; Brown, Jeff; Brozinsky, Murray; Catlin, Tim; Chen, Ted; Jamison, Mark; Johnson, Kevin; Kinion, Brian; Koenig, Steve; Larsen, Eric; Levitz, Stacey; Meken, Gene; Player, Judith; Rekhlis, Marina and, Wagner, Scott.

We expect to distribute the restricted stock agreements immediately after the effective date of the exchange. (See Section 5) Your award of restricted stock will be evidenced by a Restricted Stock Agreement by and between you and us. You will not receive stock certificates for your immediately vested shares or for any shares that vest thereafter. Instead, vested shares will automatically be deposited, with Netcentives' broker, Adams, Harkness and Hill (or another brokerage firm chosen by us), whom we call "AH&H". As the shares vest, assuming you have signed the required Restricted Stock Agreement and all of the necessary related documents, such vested shares will be deposited into your AH&H account, subject to payment of applicable withholding taxes and applicable commissions. (See Question 20)

Q.10. WHAT IS THE VESTING SCHEDULE FOR THE RESTRICTED STOCK?

All optionees who participate in this Offer will be immediately vested in a percentage of their restricted stock. Such percentage is based on your tenure with the Company. Following is the schedule detailing the initial vesting percentage:

------------------------------------ -------------------------------------------
         Tenure with the Company        Percent of Restricted Stock that Vests
                                        Immediately (at the effectiveness of
                                        your respective grant date)
------------------------------------ -------------------------------------------
o        0-1 years                              17%
------------------------------------ -------------------------------------------
o        1-2 years                              25%
------------------------------------ -------------------------------------------
o        2 or more years                        33%
------------------------------------ -------------------------------------------
Following this immediate vesting, the restricted stock will "vest" at the same percentage/rate for all employees. However, contrary to our standard vesting schedule for our stock options (6-month cliff, monthly vest thereafter), the restricted stock will vest on the schedule noted below. Restricted stock for Non-Executives will vest at a rate of 6% of the total shares exchanged every other month. Restricted stock for Executives will vest at a rate of 9% of the total shares exchanged every third month. We have created two different vesting schedules in order to equalize the risk management issues for all of our employees. Our Non-Executive employees are not subject to any trading window restrictions, unless there is either a full company blackout or they, as individuals, are privy to material non-public information. In addition to the restrictions applicable to all Non-Executive Employees, Executives are prevented from trading in blackout windows and therefore have greater risk associated with respect to their ability to manage the restricted stock grants. Therefore, the program is being designed so that vesting for Executives will coincide with the open trading window schedule defined under our Insider Trading Policy. The vesting schedules follow:

Non-Executives.

------------------------------------- ------------------------------------------
         Tenure with the Company        Length of Vesting
------------------------------------- ------------------------------------------
o        0-1 years                      28 months
------------------------------------- ------------------------------------------
o        1-2 years                      25 months
------------------------------------- ------------------------------------------
o        2 or more years                23 months
------------------------------------- ------------------------------------------

For example, assume that you receive 1,000 shares of restricted stock and the exchange date is July 1, 2001. Further assume you have been with the Company since January 1, 2000. Assuming you are still employed by us on July 1, 2001:

o On July 1, 2001, 250 (25%) shares of restricted stock will vest and become non-forfeitable.

o After each full two-month period following July 1, 2001 (i.e., each September 1, November 1, January 1, March 1, and May 1), 60 shares of restricted stock will vest and become non-forfeitable.

o    On September 1, 2004, you will have vested in full.

Executives.

 ------------------------------------- -----------------------------------------
          Tenure with the Company       Length of Vesting
 ------------------------------------- -----------------------------------------
 o        0-1 years                     28 months
 ------------------------------------- -----------------------------------------
 o        1-2 years                     25 months
 ------------------------------------- -----------------------------------------
 o        2 or more years               23 months
 ------------------------------------- -----------------------------------------

For example, assume that you receive 1,000 shares of restricted stock and the exchange date is July 1, 2001. Further assume you have been with the Company since January 1, 2000. Assuming you are still employed by us on July 1, 2001:

o On July 1, 2001, 250 (25%) shares of restricted stock will vest and become non-forfeitable.

o After each third month following July 1, 2001 (i.e., each November 1, February 1, May 1), 90 shares of restricted stock will vest and become non-forfeitable.

o    On November 1, 2004, you will have vested in full.

The above vesting schedules are subject to payment of applicable withholding taxes. (See Question 20) In addition, the initial grant date for Non-Executives will be June 22, 2001, while the initial grant date for Executives will be July 26, 2001. These vesting schedules generally accelerate the vesting by 50% when compared to our general vesting schedule under the Netcentives Inc. 1996 Stock Option Plan.

Q.11. UNDER WHAT CIRCUMSTANCES WILL I FORFEIT THE RESTRICTED STOCK I RECEIVE IN THIS EXCHANGE?

Prior to vesting, your unvested restricted stock will be forfeited completely if you leave Netcentives for any or no reason, including voluntary resignation or termination of your employment by us with or without cause. Whatever shares vest while you remain a Netcentives employee are yours to keep even after you leave.

Q.12. WHAT ARE THE OTHER RESTRICTIONS ON THE RESTRICTED STOCK?

The restrictions on the restricted stock you will receive in this exchange will be set forth in the Restricted Stock Agreement. Restricted stock generally may not be sold, transferred, assigned, pledged, or otherwise encumbered or disposed of until the stock vests. Until then, the restricted stock will be held in our custody or in the custody of AH&H. Once the restricted stock has vested, the stock will no longer be subject to forfeiture nor limitations on transfer. (See
Section 8)

Q.13. WILL I RECEIVE A STOCK CERTIFICATE REPRESENTING THE RESTRICTED STOCK?

No, you will not receive any stock certificates. Your award of restricted stock will be evidenced by a Restricted Stock Agreement by and between you and Netcentives. Until the restricted stock vests, it will be held in our custody or in the custody of AH&H. If you are still employed by us on each vesting date, have signed the Restricted Stock Agreement and necessary related documents and have opened your account with AH&H, the number of shares of our Common Stock corresponding to vested shares of restricted stock will be electronically deposited into your AH&H account, subject to payment of applicable withholding taxes and applicable commissions. (See Question 24)

Q.14. AM I ENTITLED TO EXERCISE ANY RIGHTS OF OWNERSHIP OF RESTRICTED STOCK WHILE THE STOCK IS SUBJECT TO RESTRICTION?

Once the restricted stock is issued, you will be treated as a stockholder. You will have dividend, voting and other stockholder rights (subject to the transfer and forfeiture restrictions discussed above) with respect to all shares of restricted stock that you receive in the Offer as of the date we issue the restricted stock. We will deliver to you, by mail or otherwise, all notices of meetings, proxy statements, proxies and other materials distributed to our stockholders.

Q.15. WILL THE RESTRICTED STOCK EVER EXPIRE?

Shares of restricted stock do not need to be "exercised" after they vest. Accordingly, unlike stock options, the restricted stock does not expire. Rather, vesting just means that the forfeiture and transfer restrictions will cease to apply and you will own the shares outright. As a result, the stock will be yours to hold, and, after it vests, you are free to transfer or sell as you desire, subject to applicable securities laws and payment of applicable withholding taxes.

Q.16. WHAT IS THE SOURCE OF THE COMMON STOCK THAT WILL BE USED TO EXCHANGE FOR MY ELIGIBLE OPTIONS?

The restricted stock to be offered to optionees will be issued under the Netcentives' Inc. 1996 Stock Option Plan and will be drawn from the pool of common stock currently authorized for issuance under such plan . All stock options returned to us in this Offer will be cancelled, thereby permitting the issuance of the restricted stock and providing additional stock for future awards under the Stock Option Plan. (See Section 11)

Q.17. HOW DOES A LEAVE OF ABSENCE IMPACT THE OFFER?

Under the Stock Option Plan and the terms of the Restricted Stock Agreement by and between you and us, the Board of Directors of the Company (the "Board") has the discretion to determine how a leave of absence will affect the other terms of your restricted stock, including the vesting.

Q.18. WILL I HAVE TO PAY TAXES IF I EXCHANGE MY ELIGIBLE OPTIONS IN THE OFFER?

To the extent the shares of restricted stock are vested on the effective date of the exchange, you will recognize ordinary income in an amount equal to the fair market value of such shares. However, unless you make an election under Section 83(b) of the Code, you will not recognize ordinary income on your unvested shares of restricted stock until such time as such shares vest. The amount of ordinary income is equal to the fair market value of the vesting shares, based on the closing price of our Common Stock on the last trading day prior to the vesting date. This means that the ordinary income will be reflected on your year-end W-2 and we will have an obligation to withhold certain federal and state income and payroll taxes, much like the obligation that arises when you exercise a non-qualified stock option or when we pay you your salary or a bonus. All taxes that must be withheld with respect to that income will be due to Netcentives immediately and will be funded as described below. As a condition of receiving the restricted stock you will be required to submit an Irrevocable Standing Order to Sell Shares (the "standing order") to AH&H that will authorize AH&H to automatically sell the number of vested shares of restricted stock as may be necessary to obtain proceeds sufficient to satisfy the withholding tax obligation and its applicable commissions as described below. (See Question 20) We recommend that you consult with your own tax advisor to determine the tax consequences of accepting the Offer. (See Section 13) Likewise, in the event you file an election under Section 83(b) of the Code, the standing order to AH&H will authorize AH&H to automatically sell the number of vested shares of restricted stock as may be necessary to obtain proceeds sufficient to satisfy the Section 83(b) tax obligation as described below. In the event you did not immediately vest in a sufficient amount of restricted stock to satisfy the
Section 83(b) tax obligation, you will be required to deliver a check to Netcentives within 24 hours following the election for the difference of such obligation (See Question 20) Please note that your election under Section 83(b) of the Code is available only for your unvested shares as you will recognize ordinary income on the vested shares. Moreover, you are not required to make an election with respect to all of the unvested shares. If you decide to make an election, such election may be for a portion of your unvested shares.

Q.19. IF I HAVE INCENTIVE STOCK OPTIONS, WHAT HAPPENS IF I ELECT NOT TO EXCHANGE THEM IN THIS OFFER TO EXCHANGE?

You will not be subject to current income tax if you elect not to exchange your eligible incentive stock options for restricted stock.

We do not believe that this Offer to you will change any of the terms of your eligible incentive stock options if you do not accept such Offer. However, the Internal Revenue Service, (the "IRS") may characterize this Offer to you as a "modification" of those eligible incentive stock options, even if you decline the Offer. A successful assertion by the IRS that the stock options are modified could extend the period of time that you are required to hold the stock options to qualify for favorable tax treatment and cause a portion of your incentive stock options to be treated as nonqualified stock options. (See Section 13) However, any assertion by the IRS, even if successful, will not affect the exercise price or vesting schedule of your stock options.

Non-qualified stock options (also known as nonstatutory stock options) are not subject to the same restrictions and conditions as incentive stock options. As a result, if you hold non-qualified stock options and you do not accept the Offer with respect to those options, your option will not be affected in any way.

Q.20. HOW WILL WITHHOLDING TAXES BE HANDLED WHEN MY RESTRICTED STOCK VESTS?

To the extent the shares of restricted stock are vested on the effective date of the exchange, you will recognize ordinary income in an amount equal to the fair market value of such shares. However, unless you make an election under Section 83(b) of the Code (for any or all of your restricted stock grant), you will not recognize ordinary income on your unvested shares of restricted stock until such time as such shares vest. The amount of ordinary income is equal to the fair market value of the vesting shares, based on the closing price of our Common Stock on the last trading day prior to the vesting date. This means that the ordinary income will be reflected on your year-end W-2 and we will have an obligation to withhold certain federal and state income and payroll taxes, much like the obligation that arises when you exercise a non-qualified stock option or when we pay you your salary or a bonus. Please note that no more than the minimum amount of tax required to be withheld by law will be withheld. Currently, the federal and California state rate of withholding that apply to the shares of restricted stock are 28% and 6%, respectively. In addition, you will be subject to the applicable employment taxes (FICA, SDI, FUTA). These rates are subject to change and may vary depending on your individual circumstances. Accordingly, at year end, and depending on your particular personal situation, your tax obligations may be changed.

In order to facilitate the payment of this withholding tax obligation, we have made certain arrangements with AH&H that will be reflected in your Restricted Stock Agreement and the standing order. Specifically, the following will happen:

o On each vesting date (or on the first trading day thereafter if the vesting date is not a trading date), AH&H will rely on your standing order to sell that number of vested shares that is sufficient to obtain proceeds to satisfy the withholding tax obligation and commissions for this sale.

o The amount of withholding taxes you owe will be based on the closing price of our Common Stock on the last trading day before each vesting date. We and AH&H will attempt to estimate the correct number of vested shares to be sold to cover withholding taxes and the commissions based on market conditions and the price of our Common Stock. However, it is possible that the proceeds obtained from the sale will be either too much or too little to satisfy the withholding tax obligations. In the event that excess proceeds are received, the excess will be deposited in your AH&H account. In the event that the proceeds received are insufficient to cover the withholding tax obligation, then we reserve the right to either instruct AH&H to sell additional vested shares or deduct the necessary amount from your next paycheck.

By participating in this exchange and signing the Restricted Stock Agreement and standing order, you will authorize us and AH&H to take the above actions to pay withholding taxes. In the event there is not a market in our Common Stock, Netcentives will have the right to make other arrangements to satisfy the withholding obligations. (See Section 13)

Please note that with respect to the shares of restricted stock that you receive on the effective date of the exchange which are vested, you may be required to present Netcentives with payment for the withholding tax obligations either by cash or check.

Q.21. WHEN DOES THE OFFER TO EXCHANGE EXPIRE? CAN THE OFFER BE EXTENDED, AND IF SO, HOW WILL I KNOW IF IT IS EXTENDED?

The Offer expires on June 19, 2001, at 12:00 midnight, Pacific Standard Time (i.e., just prior to 12:01 a.m. on June 20, 2001), unless we extend it. No exceptions will be made to this deadline.

Although we do not currently intend to do so, we may, in our discretion, extend the Offer to Exchange at any time. If we extend the Offer to Exchange, we will publicly announce the extension no later than 9 a.m., Pacific Standard Time, on June 19, 2001. (See Section 14)

Q.22. WHAT DO I NEED TO DO?

WHETHER YOU ACCEPT THE OFFER OR NOT, YOU NEED TO MAKE YOUR ELECTION AND SIGN THE ELECTION FORM AND DELIVER IT TO AMY SHOEMAKER BY 12:00 MIDNIGHT, PACIFIC
STANDARD  TIME,  ON JUNE 19,  2001  (I.E.,  JUST PRIOR TO 12:01 A.M. ON JUNE 20,
2001) UNLESS THE OFFER TO EXCHANGE IS EXTENDED.

Your election will be effective only upon RECEIPT by Netcentives. To ensure timely delivery we recommend that you make every effort to hand deliver your completed election form. If hand delivery is not feasible, we recommend that you send it by fax or, if necessary, by mail, and then follow up with a telephone call or e-mail to confirm receipt by the deadline. If you have questions about delivery, you may contact Amy Shoemaker. You should review the Offer to Exchange, the Cover Letter, the Election Form and all of the attachments before making your election. We will only accept a paper copy of your election form. Delivery by e-mail will not be accepted.

If we extend the Offer to Exchange beyond June 19, 2001, then you must sign and deliver the election form before the extended expiration of the Offer. We may reject any Eligible Options to the extent that we determine the election form is not properly completed or to the extent that we determine it would be unlawful to accept the stock options. If you do not sign and deliver the election form before the Offer expires, it will have the same effect as if you rejected the Offer to Exchange and you will be automatically be enrolled in to the Incremental Stock Option Award Program. (See Section 3)

Q.23. DURING WHAT PERIOD OF TIME MAY I CHANGE MY PREVIOUS ELECTION?

You may change your previous election at any time before 12:00 midnight, Pacific Standard Time, on June 19, 2001. If we extend the Offer to Exchange beyond that time, you may change your previous election at any time until the extended expiration of the Offer to Exchange. To change your election, you must deliver a change of election form to Amy Shoemaker as noted above. You may change your election more than once. In addition, you will also have the right to withdraw your tendered stock options after the expiration of forty business days from the date of commencement of this Offer unless your tendered stock options have been accepted by that time. We intend to make our decision to either accept all properly tendered stock options or to reject them all on the business day after this Offer expires. (See Sections 4 and 6)

Q.24. DO I HAVE TO RETURN AN ELECTION FORM IF I DO NOT WANT TO EXCHANGE MY ELIGIBLE OPTIONS?

Whether you accept the Offer or not, you need to complete and deliver the election form to Amy Shoemaker by the deadline specified above. (See Question
22)

Q.25. WHAT HAPPENS TO MY ELIGIBLE OPTIONS IF I DO NOT ACCEPT THE OFFER OR IF MY ELIGIBLE OPTIONS ARE NOT ACCEPTED FOR EXCHANGE?

Nothing.  If you do not accept the  Offer,  or if we do not accept any  returned
Eligible Options (see Question 9), you will keep all of your current Eligible Options, you will not receive any restricted stock and you will be automatically enrolled in the Incremental Stock Option Award Program. No changes will be made to your current stock option holdings However, if you currently have incentive stock options that are Eligible Options under this Offer and you do not accept the Offer, see Question 19 above.

Q.26. WHAT DO WE AND OUR BOARD THINK OF THE OFFER TO EXCHANGE?

Although the Company's Board of Directors (the "Board") has approved this Offer, it recognizes that the decision to accept this Offer is an individual one that should be based on a variety of factors. As a result, you should consult with your personal advisors if you have questions about your financial or tax situation. Executive officers of the Company are eligible to participate in the Offer so long as they hold Eligible Options. The Board is not making a formal recommendation to employees as to whether or not to accept this Offer. However, if you anticipate that you will not be an employee of Netcentives, see the discussion in Question 8 above.

Q.27 IS THERE ANY INFORMATION REGARDING NETCENTIVES OF WHICH I SHOULD BE AWARE?

Your decision of whether to accept or reject this Offer should take into account the factors described in this document as well as the various risks inherent in our business. These risks include, but are not limited to, our limited operating history, anticipated losses, unpredictability of future revenues, potential fluctuations in quarterly operating results, competition, potential fluctuations in demand for our services associated with economic conditions, management of potential growth, and risks associated with new business areas, international expansion, business combinations, and strategic alliances. You should talk to your personal advisors regarding these and other risks.

In addition to the risks inherent in our business, we cannot be sure as to the effect this Offer will have on the fair market value of the Company's common stock. While this Offer will not result in any dilution to our current stockholders, there will be additional float as a result of the exchange. There can be no assurance as to the reaction of the market on the Company's common stock. In addition, there can be no assurances that there will continue to be a market for the Company's common stock.

Also, before making your decision you should carefully review the information about Netcentives set forth in Section 9 of this document. This information includes an update on certain recent events affecting our business and explains where you can find additional information about us, including by referring to certain financial information contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the Securities Exchange Commission on May 15, 2001.

Q.28 WHAT ARE THE ACCOUNTING CONSEQUENCES TO NETCENTIVES OF MAKING THIS OFFER?

Neither the shares of restricted stock issued in exchange nor the Eligible Options that are not returned under this Offer will be treated for financial reporting purposes as variable awards. However, we will record a one-time non-cash compensation expense based on the stock's value (determined on the date of grant). The amount of the expense will be spread over the vesting period of the restricted stock. (See Section 11)

Q.29 WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

For additional information or assistance, you should contact:

o    Marina Rekhlis Ring at (415) 615-2083;

o    Amy Shoemaker at (415) 615-2292; or

o    send an email to stockprograms@netcentives.com.

In addition to these resources, we also plan to arrange for an independent accounting firm to conduct a question and answer session about the Offer to Exchange. This firm will be hired solely to describe the general terms of this Offer to Exchange and to answer general tax-related questions about it. It will not be acting as a solicitation agent or making any recommendations whatsoever with respect to the Offer to Exchange. For example, it will not be able to answer questions about your personal situation or otherwise provide an assessment of the merits of the Offer to Exchange. You should consult your personal advisors if you have questions about your financial or tax situation.

                                    THE OFFER

1. NUMBER OF SHARES OF RESTRICTED STOCK; EXPIRATION DATE.

We are offering to exchange shares of restricted stock in return for all Eligible Options. Eligible Options are all outstanding stock options that have an exercise price equal to or greater than $3.00 per share that are outstanding under the following stock option plans, regardless of whether or not the options have vested, which we refer to as our Stock Option Plans: the Netcentives Inc. 1996 Stock Option Plan, the Post Communications, Inc. 1997 Stock Option Plan, the Post Communications, Inc. 2000 Stock Option Plan and the MaxMiles, Inc. 1998 Key Employee Stock Option Plan. This Stock Option Plan are all considered employee benefit plans as defined in Rule 405 under the Securities Act. In order to participate you must be an employee of Netcentives on the date this Offer to Exchange is made and must continue to be an employee of Netcentives on the date it expires.

You are not permitted to accept only a portion of any given Eligible Option. If you wish to exchange any particular Eligible Option, you must exchange the stock option in its entirety or not at all. Eligible Options are considered the same if they have the same grant date. In addition, if you elect to participate in this Offer with respect to any Eligible Option, you must also exchange all stock options issued to you since December 18, 2000 where the exercise price of the stock option granted since December 18, 2000 is less than the exercise price of any other Eligible Options being exchanged. Stock options that have been exercised (and are therefore, no longer stock options) are not eligible for this Offer. In addition, if you elect to participate in this Offer with respect to any Eligible Option you are electing to opt out of the Incremental Stock Option Award program, as described below.

Our Offer is subject to the terms and conditions described in this Offer to Exchange and the Cover Letter. We will not accept options unless they are properly returned and not validly withdrawn in accordance with Section 5 of this Offer to Exchange before the Offer expires on the "expiration date" as defined below.

For each Eligible Option share that is exchanged, you will receive one (1) share of restricted stock. The exact number of option shares that you have now is set forth in the enclosed personalized election form. You will not be required to pay cash for the shares of restricted stock you receive in the exchange, with the exception of applicable tax withholding obligations and applicable commissions. As further discussed in Section 13 below, there are tax consequences upon the vesting of shares of restricted stock that will require some of the shares to be sold in order to satisfy the tax liability and related commissions. We will not issue any fractional shares of restricted stock, and will round up all fractional shares. All shares of restricted stock will be issued under the Stock Option Plan and pursuant to a Restricted Stock Agreement by and between you and us.

The term "expiration date" means 12:00 midnight, Pacific Standard Time, on June 19, 2001 (i.e., just prior to 12:01 a.m. on June 20, 2001), unless and until we, in our discretion, extend the period of time during which the Offer will remain open. If we extend the period of time during which the Offer remains open, the term "expiration date" will refer to the latest time and date at which the Offer expires. See Section 14 for a description of our rights to extend, delay, terminate and amend the Offer and Section 6 for a description of our rights to accept all of the properly tendered stock options or to reject them all.

If we decide to take any of the following actions, we will publish a notice:

o    increase or decrease what we will give you in exchange for your options; or

o increase or decrease the number or type of options eligible to be exchanged in the Offer.

If the Offer is scheduled to expire within ten business days from the date we notify you of such an increase or decrease, we will also extend the Offer for a period of at least ten business days after the date the notice is published.

A "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Standard Time.

2. PURPOSE OF THE OFFER.

We are making this Offer to Exchange for compensatory and retention purposes and to further advance our corporate reward and recognition philosophy. Netcentives' compensation practices and programs are designed to drive and support the achievement of the Company's business objectives. Our performance and rewards programs support the following objectives: provide competitive compensation opportunities to attract and retain top talent; motivate employees to generate outstanding corporate revenue and profit growth; create a direct and meaningful link between business and team success and individual performance and rewards; encourage leadership behaviors that are critical to the company's culture and success; align employee and shareholder interests by sharing the value created, and; reinforce a sense of ownership. We as a company are also philosophically committed to the concept of employees as owners and in light of the recent stock market volatility, many of our outstanding stock options have exercise prices that are significantly higher than the current market price of our common stock. We felt it appropriate to offer this exchange program, which will help us advance our corporate reward and recognition philosophy.

Although the Board has approved this Offer, it recognizes that the decision to accept is an individual one that should be based on a variety of factors.
Accordingly, you should consult with your personal advisors if you have questions about your financial or tax situation. Executive officers who hold Eligible Options are eligible to participate in the Offer. The Board is not making a formal recommendation to employees as to whether or not to accept this Offer. However, if you anticipate that you will not be an employee of Netcentives when the shares begin to vest, see the discussion in Question 8 above.

3. PROCEDURES.

MAKING YOUR ELECTION. To accept or reject this Offer, you must make your election on the election form and sign and deliver it to Amy Shoemaker before the expiration date.

Your election will be effective upon RECEIPT by Amy Shoemaker. To ensure timely delivery we recommend that you make every effort to hand deliver your completed election form. If hand delivery is not feasible, we recommend that you send it by fax or, if necessary, by mail, and then follow up with a telephone call or e-mail to confirm receipt by the deadline. REGARDLESS OF WHETHER YOU ACCEPT OR REJECT THIS OFFER, YOU MUST COMPLETE AND SIGN THE ELECTION FORM AND RETURN IT TO AMY SHOEMAKER BY THE DEADLINE. We will only accept a paper copy of your election form. Delivery by e-mail will not be accepted.

You need to return your Notices of Stock Option Grant and Stock Option Agreements for your Eligible Options to effectively elect to accept the Offer. If you are unable to return Notices of Stock Option Grant and Stock Option Agreements because it is lost or destroyed, you will need to execute an attestation to that effect in order to effectively elect to accept the Offer.

DETERMINATION OF VALIDITY; REJECTION OF OPTIONS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. We will determine, in our discretion, all questions as to the number of shares subject to Eligible Options, and the validity, form, eligibility (including time of receipt) and acceptance of election forms and change of election forms. Our determination of these matters will be final and binding on all parties. We may reject any election form, change of election form or returned stock options to the extent that we determine they were not properly executed or delivered or to the extent that we determine it is unlawful to accept the returned stock options. As described in
Section 6, we will make a decision to either accept all of the properly tendered stock options or to reject them all on the business day after this Offer to Exchange expires. We may waive any defect or irregularity in any election form or change of election form with respect to any particular stock options or any particular optionee. No stock options will be properly tendered until all defects or irregularities have been cured by the optionee tendering the stock options or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities involved in the exchange of any stock options, and no one will be liable for failing to give notice of any defects or irregularities.

OUR ACCEPTANCE CONSTITUTES AN AGREEMENT. If you elect to exchange your Eligible Options and you return your Eligible Options according to the procedures described above, you will have accepted the terms and conditions of the Offer. Our acceptance of Eligible Options that are properly returned will form a binding agreement by and between us and you on the terms and subject to the conditions of this Offer on the business day after this Offer to Exchange expires. In addition, you will be required to enter into a Restricted Stock Agreement governing the terms of your restricted stock.

INCREMENTAL STOCK OPTION AWARD PROGRAM. Simultaneously with this Offer, we will be instituting an Incremental Stock Option Award Program pursuant to the Netcentives Inc. 1996 Stock Option Plan. If you elect not to participate in this Offer to Exchange, we will grant you additional stock options based on your 2000 performance review ratings, and, in the case of 2001 hires, provide you an automatic grant for the restricted stock. The first vesting cycle for this additional stock option will be the same as for the restricted stock. However, following this immediate vesting, these additional stock options will vest at a rate of 3% of the total grant every month.

Performance Management --Performance Review Ratings. As part of our annual performance management program, we assessed individual performance for the calendar year 2000, based on the rating scale below:

     Consistently Exceeds All Expectations. Performance consistently exceeds position requirements in all key areas (knowledge; skills; results) evaluated and was characterized by consistent, major, outstanding achievements rarely accomplished within the organization. Individual also acts as a strong, positive influence on team members. Employee has mastered key position requirements. (5)

     Exceeds Expectations Frequently. Performance exceeds the position requirements in most key areas evaluated and was characterized by significant achievements not typically accomplished by most employees within the organization. Individual has served as a strong team player. (4)

     Fully Effective. Performance meets position requirements in key areas evaluated and may have exceeded requirements in some areas. (3)

     Improvement Desired. Performance meets some, but not enough, position requirements in the key areas evaluated. Improved and more consistent performance will be required in identified areas. (2)

     Unsatisfactory Performance. Performance is not meeting the requirements in the key areas being evaluated. Significant improvement is required immediately with the understanding that consistent performance will be expected. (1)

     Following is the grant schedule for the stock options, based on the aforementioned performance rating scale that will be made in connection with the Incremental Stock Option Award Program:

Non-Executives.

------------------------------------ ---------------------------------
         Performance Rating             Size of Grant
------------------------------------ ---------------------------------
o        2 ratings and 2001 hires       10% of stock option grants
------------------------------------ ---------------------------------
o        3 ratings                      30% of stock option grants
------------------------------------ ---------------------------------
o        4 ratings                      40% of stock option grants
------------------------------------ ---------------------------------
o        5 ratings                      50% of stock option grants
------------------------------------ ---------------------------------

Executives.

------------------------------------ ---------------------------------
         Performance Rating             Size of Grant
------------------------------------ ---------------------------------
o        2 ratings and 2001 hires       10% of stock option grants
------------------------------------ ---------------------------------
o        3 ratings                      25% of stock option grants
------------------------------------ ---------------------------------
o        4 ratings                      35% of stock option grants
------------------------------------ ---------------------------------
o        5 ratings                      45% of stock option grants
------------------------------------ ---------------------------------

In addition, options granted pursuant to the Incremental Stock Option Award Program are conditioned upon the approval by the stockholders of Netcentives of an increase in the number of shares allocated to the Netcentives Inc. 1996 Stock Option Plan at our annual stockholders' meeting on June 6, 2001. If the stockholders do not approve this increase, these additional options will not be granted. Therefore, any decision to opt out of the Offer to Exchange (thereby opting into the Incremental Stock Option Award Program), should consider this eventuality.

BROKER. If you accept the Offer, you are required to open an account with [AH&H], for deposit of the restricted stock. You will not have the option to have the restricted stock with any other broker, unless the program is transferred to another broker as a whole.

4. CHANGE IN ELECTION.

You may only change your election by following the procedures  described in this
Section 4. We will only accept a paper copy of your change of election. Delivery by e-mail will not be accepted.

You may change your election at any time before 12:00 midnight, Pacific Standard Time, on June 19, 2001 (i.e., just prior to 12:01 a.m. on June 20, 2001). If we extend the Offer beyond that time, you may change your election at any time until the extended expiration of the Offer.

To change your election, you must deliver a change of election form and a new election form to Amy Shoemaker before the Offer expires. (See Section 3) The change of election form must be signed and dated by you and have your name and social security number on it. The new election form also must be signed and dated by you and must clearly indicate whether you elect to accept or reject the Offer. You will have the right to withdraw your tendered Eligible Options after the expiration of forty business days from the date of commencement of this Offer unless your tendered Eligible Options have been accepted by that time. As discussed in Section 6, we intend to make our decision to either accept all properly tendered Eligible Options or to reject them all on the business day after this Offer expires.

Neither we nor any other person is obligated to give notice of any defects or irregularities in any change of election form or a new election form, and no one will be liable for failing to give notice of any defects or irregularities. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of change of election forms and new election forms. Our determinations of these matters will be final and binding.

5. ACCEPTANCE OF ELIGIBLE OPTIONS FOR EXCHANGE AND CANCELLATION AND ISSUANCE OF RESTRICTED STOCK.

On the terms and subject to the conditions of this Offer to Exchange, if we decide to accept all properly tendered stock options as described in Section 6, we will exchange the Eligible Options and cancel all options properly returned and not validly withdrawn before the expiration date. Immediately following the effective date of the exchange, you will receive your new Restricted Stock Agreement. The exchange date, and the effective issue date for the shares of restricted stock, will be June 22, for Non-Executive Employees and July 26, 2001 for Executive Employees, unless the Offer to Exchange is extended.

For each Eligible Option share validly exchanged you will receive one (1) share of restricted stock as described in Section 1. If you are not an employee of Netcentives on the date this Offer to Exchange is made or you are not an employee of Netcentives on the date it expires, you will not be eligible to accept this Offer.

6. CONDITIONS OF THE OFFER.

Upon expiration of this Offer to Exchange (which will be on June 19, 2001 at 12:00 midnight Pacific Standard Time unless we extend it), we will promptly decide to either accept all of the properly tendered stock options or to reject them all. If we decide to reject them all, we will communicate this to you by 5:00 p.m. Pacific Standard Time on the business day after this Offer to Exchange expires (which will be on June 20, 2001 unless we extend it). If we accept all of the properly tendered stock options they will be exchanged and cancelled as described herein. If we reject them all, you will keep all of your current stock options and you will not receive any restricted stock. This condition to the Offer to Exchange is for our benefit and the decision to accept or reject all properly tendered stock options is in our sole discretion. In addition, in the event you elect to participate in the Offer, you will be ineligible to receive any stock option grants for 6 months following your initial grant of restricted stock.

7. PRICE RANGE OF COMMON STOCK

Our Common Stock is quoted on the Nasdaq National Market under the symbol "NCNT." Public trading of our Common Stock commenced on October 13, 1999. Prior to that date, there was no public market for our Common Stock. The following table sets forth, for the periods indicated, the high and low sale price per share of our Common Stock on the Nasdaq National Market.

The following table shows the high and low bid price of the our Common Stock for each quarter, commencing with our initial public offering on October 13, 1999:

-------------------------------------------- --------------- ---------------
                        Quarter Ended              High            Low
-------------------------------------------- --------------- ---------------
Fiscal Year 2001
-------------------------------------------- --------------- ---------------
       March 31, 2001                             $5.25           $0.91
-------------------------------------------- --------------- ---------------
Fiscal Year 2000
-------------------------------------------- --------------- ---------------
       December 31, 2000                          $11.13          $3.06
-------------------------------------------- --------------- ---------------
       September 30, 2000                         $19.31          $5.63
-------------------------------------------- --------------- ---------------
       June 30, 2000                              $26.63          $9.88
-------------------------------------------- --------------- ---------------
       March 31, 2000                             $74.75          $28.00
-------------------------------------------- --------------- ---------------
Fiscal Year 1999
-------------------------------------------- --------------- ---------------
       December 31, 1999                          $96.00          $10.25
-------------------------------------------- --------------- ---------------

As of May 18, 2001, the last reported sale price of our Common Stock, as reported by the Nasdaq National Market, was $0.50 per share.

We recommend that you obtain current market quotations for our Common Stock before deciding whether to elect to exchange your Eligible Options.

8. SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF RESTRICTED STOCK.

CONSIDERATION. For each Eligible Option share that is exchanged, you will receive one (1) share of restricted stock. The exact number and type of option shares that you have now is set forth in the enclosed personalized election form.

As of May 18, 2001, there were issued and outstanding options to purchase 5,718,006 shares of our Common Stock that are eligible to participate in this Offer to Exchange. If we receive and accept for exchange all outstanding Eligible Options, we will issue a total of 5,718,006 shares of restricted stock, which would equal approximately 13.8% of the total shares of our Common Stock outstanding as of May 18, 2001.

TERMS OF RESTRICTED STOCK. The restricted stock will be issued pursuant to the Stock Option Plan and will be subject to all of the terms and conditions of that Stock Option Plan. Our statements concerning the Stock Option Plan and the restricted stock are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of the Stock Option Plan and the Restricted Stock Agreement by and between you and us. The forms of Restricted Stock Agreement have been filed as exhibits to our Tender Offer Statement on Schedule TO which has been filed with the Securities and Exchange Commission (which we refer to as the SEC) and a sample is included with this document. Please contact Marina Rekhlis Ring at
(415) 615 2083, Amy Shoemaker at (415) 615-2292, send an email to stockprograms@netcentives.com or consult the intranet site to receive copies of the Stock Option Plan or form of Restricted Stock Agreement. Copies will be furnished promptly at our expense.

Awards of restricted stock under the Netcentives Inc. 1996 Stock Option Plan may be made to any of our current employees and consultants. The maximum number of shares that may be granted to an eligible individual under the Stock Option Plan in any fiscal year is 2,000,000. The shares of restricted stock you receive in exchange for tendered stock options accepted for payment will be subject to forfeiture and other restrictions until the shares vest. These restrictions include prohibitions against sale, assignment, transfer, exchange, pledge, hypothecation or other encumbrance, other than by will or the laws of descent and distribution, in each case until the shares have vested. In addition, if your tendered stock options were subject to special vesting arrangements, including (but not limited to) accelerated vesting of those options under certain circumstances described in your employment offer letter or elsewhere, those special vesting arrangements will NOT apply to the shares of restricted stock.

VESTING. All optionees who participate in this Offer will be immediately vested in a percentage of their restricted stock. Such percentage is based on your tenure with the Company. Following is the schedule detailing the initial vesting percentage:

------------------------------------ -------------------------------------------
         Tenure with the Company        Percent of Restricted Stock that Vests
                                            Immediately
------------------------------------ -------------------------------------------
o        0-1 years                              17%
------------------------------------ -------------------------------------------
o        1-2 years                              25%
------------------------------------ -------------------------------------------
o        2 or more years                        33%
------------------------------------ -------------------------------------------

Following this initial vesting period, the restricted stock will "vest" at the same percentage/rate for all employees. However, contrary to our standard vesting schedule for our stock options (6-month cliff, monthly vest thereafter), the restricted stock will vest on the schedule noted below. Restricted stock for Non-Executives will vest at a rate of 6% of the total shares exchanged every other month. Restricted stock for Executives will vest at a rate of 9% of the total shares exchanged every third month. We have created two different vesting schedules in order to equalize the risk management issues for all of our employees. Our Non-Executive employees are not subject to any trading window restrictions, unless there is either a full company blackout or they, as individuals, are privy to material non-public information. In addition to the restrictions applicable to all Non-Executive Employees, Executives (all employees listed on Attachment A of our Insider Trading Policy) are prevented from trading in blackout windows and therefore have greater risk associated with respect to their ability to manage the grants. Therefore, the program is being designed so that vesting for Executives will coincide with the open trading window schedule defined under our Insider Trading Policy. The vesting schedules follow:

Non-Executives.

Non-Executives.

------------------------------------- ------------------------------------------
         Tenure with the Company        Length of Vesting
------------------------------------- ------------------------------------------
o        0-1 years                      28 months
------------------------------------- ------------------------------------------
o        1-2 years                      25 months
------------------------------------- ------------------------------------------
o        2 or more years                23 months
------------------------------------- ------------------------------------------

Executives.

 ------------------------------------- -----------------------------------------
          Tenure with the Company       Length of Vesting
 ------------------------------------- -----------------------------------------
 o        0-1 years                     28 months
 ------------------------------------- -----------------------------------------
 o        1-2 years                     25 months
 ------------------------------------- -----------------------------------------
 o        2 or more years               23 months
 ------------------------------------- -----------------------------------------

The above vesting schedules are subject to payment of applicable withholding taxes and applicable commissions. (See Question 24)

FORFEITURE. Prior to vesting, your restricted stock will be subject to complete forfeiture if you cease to be employed for any or no reason, including voluntary resignation or termination of your employment with or without cause.

STOCK CERTIFICATES. Until your restricted stock vests, it will be held in our custody or in the custody of AH&H. You will not receive a stock certificate for the shares of restricted stock. Your award of restricted stock will be evidenced by the Restricted Stock Agreement by and between you and us which you must sign in order to receive any restricted stock. If you are still employed by us on each vesting date, have signed the Restricted Stock Agreement and necessary related documents and have opened your account with AH&H, the number of shares of our Common Stock corresponding to vested shares of restricted stock will be electronically deposited into your AH&H account, subject to payment of applicable withholding taxes and commissions. You will have dividend, voting and other stockholder rights (subject to the transfer and forfeiture restrictions discussed above) with respect to all shares of restricted stock you receive in the Offer as of the initial grant date irrespective of vesting. We will deliver to you, by mail or otherwise, all notices of meetings, proxy statements, proxies and other materials distributed to our stockholders.

TAX CONSEQUENCES. You should refer to Section 13 for a discussion of the U.S. federal income tax consequences of shares of restricted stock and the Eligible Options, as well as the consequences of accepting or rejecting the shares of restricted stock under this Offer to exchange. If you are an employee based outside of the United States, we recommend that you consult with your own tax advisor to determine the tax and social contribution consequences of this transaction under the laws of the country in which you live and work.

REGISTRATION OF SHARES OF RESTRICTED STOCK. All shares of restricted stock issuable in connection with this exchange have been registered under the Securities Act on a registration statement on Form S-8 filed with the Securities Exchange Commission. Unless you are considered an "affiliate" of Netcentives, upon vesting you will be able to sell your shares of restricted stock free of any transfer restrictions under applicable securities laws.

9. INFORMATION ABOUT NETCENTIVES INC.

We are a leading provider of loyalty and direct marketing solutions. We deliver a broad suite of programs for relationship marketing technologies and services to enable our client base to drive customers, employee and partner behavior and maximize the long-term economic value of these relationships. These programs include customer, employee and business loyalty solutions; customized e-mail marketing; and consulting services.

Summary financial data for the Company for the quarter ended March 31, 2001 is included in the Quarterly Report on Form 10-Q filed with the SEC on May 15, 2001. The Company's SEC filings are available to the public on the SEC's Internet site at www.sec.gov.

                                NETCENTIVES INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
             (In thousands, except per share and par value amounts)
                                   (unaudited)

                                                     March 31,     December 31,
                                                       2001            2000 *
                                                   -------------  -------------
ASSETS
Current assets:
   Cash and equivalents                              $ 14,508         $ 31,670
   Short-term investments                              11,254           11,604
   Accounts receivable                                  6,486            7,228
   Prepaid incentive awards                               830              910
   Prepaid expenses and other current assets            1,389            1,707
                                                   -------------  -------------
        Total current assets                           34,467           53,119
   Property and equipment - net                        36,981           40,671
   Intangible assets - net                            250,468          269,724
   Marketable securities                                1,114            2,403
   Other assets                                        10,327           10,295
                                                   -------------  -------------
        Total assets                                $ 333,357        $ 376,212
                                                   =============  =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                   $ 6,272          $ 6,263
   Accrued compensation and benefits                    3,422            6,029
   Accrued redemption costs                             1,901            1,931
   Other accrued liabilities                            5,586            5,496
   Deferred revenue-product                            15,144           17,661
   Deferred revenue-services                           14,623           14,506
   Current portion of long-term obligations             3,017            3,870
                                                   -------------  -------------
        Total current liabilities                      49,965           55,756
Long-term obligations                                   4,129            4,255
Stockholders' Equity:
   Common stock, $.001 par value--shares
     authorized:100,000,000;
     shares outstanding: March 31, 2001,
     43,185,999; December 31, 2000, 43,017,419             43               43
   Paid-in capital                                    629,482          631,158
   Deferred stock expenses                            (57,743)         (65,524)
   Unrealized gain/(loss) on marketable securities     (1,289)             147
   Receivables from sales of stock                        (41)             (41)
   Accumulated deficit                               (291,189)        (249,582)
                                                   -------------  -------------
        Total stockholders' equity                    279,263          316,201
                                                   -------------  -------------
        Total liabilities and stockholders' equity  $ 333,357        $ 376,212
                                                   =============  =============


*The December 31, 2000 amounts are derived from the Company's audited financial statements. (See accompanying notes to the condensed consolidated financial statements.)

                                NETCENTIVES INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)
                                   (unaudited)

                                                          Three Months Ended
                                                               March 31,
                                                        -----------------------
                                                            2001         2000
                                                        ----------   ----------
Revenues:
   Product                                                $ 6,097        $ 487
   Program-related services                                 5,528        1,645
   Direct marketing services                                3,298        1,320
   Technical and marketing consulting services              2,155        1,186
                                                        ----------   ----------
       Total revenues                                      17,078        4,638
                                                        ----------   ----------

Costs and expenses:
   Cost of product revenues                                 5,084          408
   Program-related services, marketing and
     support costs                                         11,111        7,706
   Cost of direct marketing services                        1,948          184
   Cost of technical and marketing consulting
     services revenues                                      1,204          474
   Research and development                                 4,166        1,653
   Selling, general and administrative                      7,086        4,786
   Amortization of deferred stock compensation                701        1,092
   Amortization of supplier and other stock
     arrangements                                           6,174        1,077
   Amortization of intangibles                             21,238        1,524
                                                        ----------   ----------
       Total costs and expenses                            58,712       18,904
                                                        ----------   ----------

   Loss from operations                                   (41,634)     (14,266)
                                                        ----------   ----------
   Interest income                                            625        1,272
   Income from equity investee                               (289)           -
   Interest expense                                          (309)         (95)
                                                        ----------   ----------
   Net loss                                             $ (41,607)     (13,089)
                                                        ==========   ==========

   Net loss per share- basic and diluted                  $ (0.98)     $ (0.40)
                                                        ==========   ==========

   Shares used in computing per share amounts-
       basic and diluted                                   42,652       32,590
                                                        ==========   ==========


(See notes to the condensed consolidated financial statements in our Form 10-Q for the period ended March 31, 2001.)

Except as otherwise described above or elsewhere in this Offer to Exchange or in our filings with the Securities Exchange Commission, we presently have no plans or proposals that relate to or would result in:

o an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our material subsidiaries;

o a purchase or sale of a material amount of our assets or any subsidiary's assets;

o any material change in our present dividend rate or policy, or our indebtedness or capitalization;

o any change in our present Board or senior management, including a change in the number or term of directors or to fill any existing Board vacancies or change any executive officer's material terms of employment;

o    any other material change in our corporate structure or business;

o    our Common Stock not being  authorized  for  quotation  on Nasdaq  National
     Market;

o our Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act;

o the suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act;

o the acquisition by any person of any of our securities or the disposition by any person of any of our securities, other than in connection with the Stock Option Plan; or

o a change in our certificate of incorporation or bylaws, or any actions which may make it more difficult for any person to acquire control of our Company.

The Tender Offer Statement on Schedule TO that we filed with the Securities Exchange Commission in connection with this Offer to Exchange incorporates certain financial information about Netcentives included in pages 32 through 59 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 that we filed with the Securities Exchange Commission (as amended by Form 10-K/A, filed on April 10, 2000) and our Quarterly Report on Form 10-K for the quarter ended March 31, 2001 that we filed with the Securities Exchange Commission on May 15, 2001. Please see Section 16 of this document for information about how to obtain additional copies of these pages or our other Securities Exchange Commission filings.

10. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS ABOUT THE ELIGIBLE OPTIONS.

A list of our directors and executive officers is attached to this Offer to Exchange as Schedule A. As of May 18, 2001, our executive officer or director who held any options outstanding under the Stock Option Plans were as follows:

---------------------- --------------------------------------- -----------------
  NAME                  TITLE                                    HOLDINGS
---------------------- --------------------------------------- -----------------
Eric Larsen             President, Chief Executive Officer       1,250,000
                        and Chairman
---------------------- --------------------------------------- -----------------
Murray Brozinsky        Senior Vice President, Corporate           699,000
                        Strategy
---------------------- --------------------------------------- -----------------
Tim Catlin              Chief Technical Officer                    370,834
---------------------- --------------------------------------- -----------------
Hans Peter Brondmo      Fellow                                     160,846
---------------------- --------------------------------------- -----------------
Kamal Arafeh            Senior Vice President, Sales                90,000
---------------------- --------------------------------------- -----------------
Elizabeth Ames          Senior Vice President, Chief               260,000
                        Marketing Officer
---------------------- --------------------------------------- -----------------
Kevin Johnson           Senior Vice President, Client              245,000
                        Services
---------------------- --------------------------------------- -----------------
Steven Koenig           Vice President, Strategic Consulting        75,000
---------------------- --------------------------------------- -----------------
Tom Byers               Director                                         0
---------------------- --------------------------------------- -----------------
Michael Solomon         Director                                         0
---------------------- -------------------------------------- ------------------
Virgina Turezyn         Director                                         0
---------------------- --------------------------------------- -----------------
Wendell G. Van Auken    Director                                         0
---------------------- --------------------------------------- -----------------
Stewart Alsop           Director                                         0
---------------------- --------------------------------------- -----------------

All of our executive officers are eligible to participate in this Offer and our only current employee director, Eric Larsen, is eligible to participate in this Offer.

Neither we nor any of our directors or executive officers, nor any affiliates of us or our directors or executive officers, engaged in transactions involving the Eligible Options during the 60 days prior to this Offer to Exchange. Other than periodic purchases pursuant to the provisions of our Stock Option Plan and ordinary course grants of stock options to employees, there have been no agreements, arrangements or understandings between us and any of our executive officers or any other person relating to the Eligible Options.

11. STATUS OF ELIGIBLE OPTIONS ACQUIRED BY THE COMPANY IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER.

Eligible Options we acquire in connection with the Offer will be cancelled and the shares of Common Stock that may be purchased under those Eligible Options will be returned to the pool of shares available for grants of new awards or options under the Stock Option Plan without further stockholder action, except as required by applicable law or the rules of the Nasdaq National Market or any other securities quotation system or any stock exchange on which our Common Stock is then quoted or listed. Neither the shares of restricted stock issued in exchange nor the Eligible Options that are not returned under this Offer will be treated for financial reporting purposes as variable awards. However, we will record a one-time non-cash compensation expense based on the stock's value determined on the date of grant. This expense will be spread over the vesting period of the restricted stock.

12. LEGAL MATTERS; REGULATORY APPROVALS.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by the Offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition or ownership of the Eligible Options as described in the Offer. If any other approval or action should be required, we presently intend to seek the approval or take the action. This could require us to delay the acceptance of Eligible Options returned to us. We cannot assure you that we would be able to obtain any required approval or take any other required action. Our failure to obtain any required approval or take any required action might result in harm to our business. Our obligation under the Offer to accept exchanged options and to issue restricted stock is subject to the conditions described in Section 6.

13. MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.

The following is a general summary of the material U.S. federal income tax consequences of the exchange of the Eligible Options pursuant to the Offer for U.S. citizens and residents. This discussion is based on the Code, its legislative history, Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change (possibly on a retroactive basis). This summary does not discuss all the tax consequences that may be relevant to you in light of your particular circumstances and it is not intended to be applicable in all respects to all categories of stockholders.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN CONSEQUENCES OF PARTICIPATING IN THE OFFER, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

GENERAL. To the extent the shares of restricted stock are vested on the effective date of the exchange, you will recognize ordinary income in an amount equal to the fair market value of such shares. However, unless you make an election under Section 83(b) of the Code, you will not recognize ordinary income on your unvested shares of restricted stock until such time as such shares vest. The amount of ordinary income is equal to the fair market value of the vesting shares, based on the closing price of our Common Stock on the last trading day prior to the vesting date. This means that the ordinary income will be reflected on your year-end W-2 and we will have an obligation to withhold certain federal and state income and payroll taxes, much like the obligation that arises when you exercise a non-qualified stock option or when we pay you your salary or a bonus. All taxes that must be withheld with respect to that income will be due to Netcentives immediately and will be funded as described below. As a condition of receiving the restricted stock you will be required to submit the standing order to AH&H that will authorize AH&H to automatically sell the number of vested shares of restricted stock as may be necessary to obtain proceeds sufficient to satisfy the withholding tax obligation as described below.

SECTION 83(B) ELECTION. If you choose to make an election under Section 83(b) of the Code, you must file it with the Internal Revenue Service within 30 days of the exchange. If you make a Section 83(b) election, you will be required to recognize ordinary income at the time of the exchange in an amount equal to the fair market value of all of the restricted stock (whether vested or unvested) on such date, and you will be required to pay all applicable taxes at that time. IF ANY OF THE RESTRICTED STOCK IS SUBSEQUENTLY FORFEITED (I.E., YOU LEAVE NETCENTIVES BEFORE THE SHARES ARE FULLY VESTED FOR ANY REASON, WHETHER VOLUNTARY OR INVOLUNTARY) YOU ARE NOT ENTITLED TO A DEDUCTION FOR THE LOSS ASSOCIATED WITH THE FORFEITED SHARES, NOR ARE YOU ENTITLED TO A REFUND OF THE TAXES PAID. However, having made the filings, if you hold the restricted stock until after the shares vest (assuming you remain employed by us and the shares are not forfeited) and subsequently sell the shares of Common Stock issued upon vesting, the gain will be taxed as capital gain as opposed to ordinary income. If the shares have been held for more than one (1) year, the capital gain will be subject to long-term tax rates.

INCENTIVE STOCK OPTIONS. Certain of the Eligible Options subject to this Offer to Exchange are intended to qualify as "incentive stock options." You will not be subject to current income tax if you do not elect to exchange your eligible incentive stock options for restricted stock. We do not believe that our Offer to you will change any of the terms of your eligible incentive stock options if you do not accept the Offer. However, the IRS may characterize our Offer to Exchange to you as a "modification" of those incentive stock options, even if you decline the Offer. A successful assertion by the IRS that the options are modified could extend the options' holding period to qualify for favorable tax treatment and cause a portion of your incentive stock options to be treated as nonqualified stock options. If you choose not to exchange your Eligible Options, we recommend that you consult with your own tax advisor to determine the tax consequences of the sale of the Common Stock that you will receive when you exercise those Eligible Options.

WITHHOLDING TAXES. At the time you recognize ordinary income (either upon vesting or if you make an election under Section 83(b) of the Code upon grant), we will have a withholding tax obligation, much like the obligation that arises when we pay you your salary or a bonus. This ordinary income will be reflected on your year-end W-2. In order to facilitate the payment of this withholding tax obligation we have arranged with AH&H to sell a portion of your shares of restricted stock as they vest that is sufficient to pay the withholding obligation together with applicable commissions, and this arrangement will be reflected in your Restricted Stock Agreement and your standing order. Specifically, the following will happen:

o On each vesting date (or on the first trading day thereafter if the vesting date is not a trading date), AH&H will rely on your standing order to sell that number of vested shares that is sufficient to obtain proceeds to satisfy the withholding tax obligation. You will pay AH&H's usual trade commission for this sale which will be included in the sale to satisfy the withholding tax obligation.

Likewise, in the event you file an election under Section 83(b) of the Code, the standing order to Sell Shares to AH&H will authorize AH&H to automatically sell the number of vested shares of restricted stock as may be necessary to obtain proceeds sufficient to satisfy the Section 83(b) tax obligation as described below. In the event you did not immediately vest in a sufficient amount of restricted stock to satisfy the Section 83(b) tax obligation, you will be required to deliver a check to Netcentives within 24 hours following the election for the difference of such obligation.

The amount of withholding taxes you owe will be based on the closing price of our Common Stock on the last trading day before each vesting date. We and AH&H will attempt to estimate the correct number of vested shares to be sold to cover withholding taxes based on market conditions and the price of our Common Stock. However, it is possible that the proceeds obtained from the sale will be either too much or too little to satisfy the withholding tax obligations. In the event that excess proceeds are received, the excess will be deposited in your AH&H account. In the event that the proceeds received are insufficient to cover the withholding taxes then we reserve the right to either instruct AH&H to sell additional vested shares or deduct the necessary amount from your next paycheck.

By participating in this exchange and signing the Restricted Stock Agreement and standing order, you will authorize us and AH&H to take the above actions to pay withholding taxes and applicable commissions. In the event there is not a market in our Common Stock, Netcentives will have the right to make other arrangements to satisfy the withholding obligations.

Note that similar to other withholding obligations that companies undertake on behalf of its employees, your personal tax situation may be different than we anticipated and you may have additional tax implications. You should also consider that while one cannot anticipate specific tax obligations (which are based on the then fair market value of our common stock), the initial vesting date will result in a higher percentage of restricted stock vesting than in the periodic vesting dates thereafter. Therefore, there may be a concomitant increase in tax liabilities.

14. EXTENSION OF OFFER; TERMINATION; AMENDMENT.

We may at any time and from time to time, extend the period of time during which the Offer to Exchange is open and delay accepting any Eligible Options surrendered or exchanged by publicly announcing the extension and giving oral or written notice of the extension to the optionees.

Prior to the expiration date to terminate or amend the Offer to Exchange we may postpone our decision of whether or not to accept and cancel any Eligible Options in our discretion. In order to postpone accepting or canceling, we must publicly announce the postponement and give oral or written notice of the postponement to the optionees. Our right to delay accepting and canceling Eligible Options is limited by Rule 13e-4(f)(5) under the Securities Exchange Act, which requires that we must pay the consideration offered or return the surrendered Eligible Options promptly after we terminate or withdraw the Offer.

As long as we comply with any applicable laws, we may amend the Offer to Exchange in any way, including decreasing or increasing the consideration offered in the Offer to optionees or by decreasing or increasing the number of Eligible Options to be exchanged or surrendered in the Offer to Exchange.

We may amend the Offer to Exchange at any time by publicly announcing the amendment. If we extend the length of time during which the Offer is open, the amendment must be issued no later than 9:00 a.m., Pacific Standard Time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement relating to the Offer to Exchange will be sent promptly to optionees in a manner reasonably designed to inform optionees of the change, for example, by issuing a press release.

If we materially change the terms of the Offer to Exchange or the information about the Offer to Exchange, or if we waive a material condition of the Offer to Exchange, we will extend the Offer to Exchange to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. Under these rules the minimum period an Offer must remain open following material changes in the terms of the Offer or information about the Offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. If we decide to take any of the following actions, we will publish notice of the action:

o increase or decrease what we will give you in exchange for your Eligible Options; or

o increase or decrease the number or type of options eligible to be exchanged in the Offer.

If the Offer to Exchange is scheduled to expire within ten business days from the date we notify you of such an increase or decrease, we will also extend the Offer to Exchange for a period of at least ten business days after the date the notice is published.

15. FEES AND EXPENSES.

We will not pay any fees or commissions to any broker, dealer or other person for asking optionees to exchange Eligible Options under this Offer to Exchange.

16. ADDITIONAL INFORMATION.

This Offer to Exchange is a part of a Tender Offer Statement on Schedule TO that we have filed with the Securities Exchange Commission. This Offer to Exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the Securities Exchange Commission before making a decision on whether to exchange your Eligible Options:

o (a) our quarterly report on Form 10-Q for the quarter ending March 31, 2001, filed with the Securities Exchange Commission on May 15, 2001;

o (b) our annual report on Form 10-K for our fiscal year ended December 31, 2000, filed with the Securities Exchange Commission on April 2, 2001 (as amended by Form 10-K/A, filed with the Securities Exchange Commission on April 10, 2001;

o (c) our definitive proxy statement for our 2000 annual meeting of stockholders, filed with the Securities Exchange Commission on April 27, 2001; and

o (d) the description of our common stock included in our registration statement on Form 8-A, which was filed with the Securities Exchange Commission on September 7, 1999, including any amendments or reports we file for the purpose of updating that description.

The Securities Exchange Commission file number for these filings is 000-27253. These filings, our other annual, quarterly and current reports, our proxy statements and our other Securities Exchange Commission filings may be examined, and copies may be obtained, at the following Securities Exchange Commission public reference rooms:

450 Fifth Street, N.W.       7 World Trade Center        500 West Madison Street
   Room 1024                       Suite 1300                    Suite 1400
Washington, DC 20549         New York, New York 10048    Chicago, Illinois 60661

You may obtain information on the operation of the public reference rooms by calling the Securities Exchange Commission at 1-800-SEC-0330.

Our Securities Exchange Commission filings are also available to the public on the Securities Exchange Commission's Internet site at http://www.sec.gov.

Our Common Stock is quoted on the Nasdaq National Market under the symbol "NCNT" and our Securities Exchange Commission filings can be read at the following Nasdaq address:

                                Nasdaq Operations
                               1735 K Street, N.W.
                             Washington, D.C. 20006

We will also provide without charge to each person to whom we deliver a copy of this Offer to Exchange, upon their written or oral request, a copy of any or all of the documents to which we have referred you, other than exhibits to these documents (unless the exhibits are specifically incorporated by reference into the documents). Requests should be directed to:

                                Netcentives Inc.
                            Attn: Investor Relations
                               475 Brannan Street
                         San Francisco, California 94107

or by telephoning our Investor Relations department at (415) 615-2365 between the hours of 9:00 a.m. and 5:00 p.m., California local time.

As you read the documents listed in this Section 16, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this Offer to Exchange, you should rely on the statements made in the most recent document.

The information contained in this Offer to Exchange about Netcentives should be read together with the information contained in the documents to which we have referred you.

17. FORWARD LOOKING STATEMENTS; MISCELLANEOUS.

Statements made in this Offer to Exchange may not qualify as forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. If at any time, we become aware of any jurisdiction where the making of this Offer violates the law, we will make a good faith effort to comply with the law. If we cannot comply with the law, the Offer will not be made to, nor will exchanges be accepted from or on behalf of, the optionees residing in that jurisdiction.


                                        NETCENTIVES INC.            May 18, 2001

                                   SCHEDULE A

INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF NETCENTIVES INC.

The directors and executive officers of Netcentives Inc. and their positions and offices as of May 18, 2001, are set forth in the following table:

---------------------- ---------------------------------------------------------
       NAME              TITLE
---------------------- ---------------------------------------------------------
Eric Larsen              President, Chief Executive Officer and Chairman
---------------------- ---------------------------------------------------------
Murray Brozinsky         Senior Vice President, Corporate Strategy
---------------------- ---------------------------------------------------------
Tim Catlin               Chief Technical Officer
---------------------- ---------------------------------------------------------
Hans Peter Brondmo       Fellow
---------------------- ---------------------------------------------------------
Kamal Arafeh             Senior Vice President, Sales
---------------------- ---------------------------------------------------------
Elizabeth Ames           Senior Vice President, Chief Marketing Officer
---------------------- ---------------------------------------------------------
Kevin Johnson            Senior Vice President, Client Services
---------------------- ---------------------------------------------------------
Steve Koenig             Vice President, Strategic Consulting
---------------------- ---------------------------------------------------------
Tom Byers                Director
---------------------- ---------------------------------------------------------
Michael Solomon          Director
---------------------- ---------------------------------------------------------
Virgina Turezyn          Director
---------------------- ---------------------------------------------------------
Wendell G. Van Auken     Director
---------------------- ---------------------------------------------------------
Stewart Alsop            Director
---------------------- ---------------------------------------------------------

The address of each director and executive officer is: c/o Netcentives Inc., 475 Brannan Street, San Francisco, California 94107.

                                                                  Exhibit (a)(2)

                                                                  May  22, 2001


Dear Employee:

We are excited to be able to offer two equity-based alternatives to our employees. We are implementing these alternatives for compensatory and retention purposes and to advance our reward and recognition philosophy. Netcentives' compensation practices and programs are designed to drive and support the achievement of the company's business objectives; create a direct and meaningful link between business/team success and individual performance and rewards, align employee interests by sharing the value created, and to reinforce a sense of ownership.

In light of the stock market volatility, most of our outstanding stock options have exercise prices that are significantly higher than the current market price of our Common Stock. With that as a backdrop, the first alternative is a stock option exchange program pursuant to which you will receive shares of restricted stock in exchange for canceling certain current stock options. Because of rules promulgated by the Securities and Exchange Commission ("SEC"), this alternative requires us to file certain documents with the SEC, copies of which are attached.

The second alternative is an incremental stock option award program. This alternative will provide employees with an additional stock option grant, the size of which will be based on their individual 2000 performance rating, and does not require an SEC filing. However, in order to implement this alternative, the shareholders must approve an increase in the share option pool under the Netcentives Inc. 1996 Stock Option Plan. In the event you choose to participate in the incremental stock option program, you will be granted stock option pursuant to the Netcentives Inc. 1996 Stock Option Plan. The exercise price for this stock option will be the closing fair market value on the date of grant.

It is our intention to provide you with the most benefit and flexibility possible, so please carefully review the documents and the instructions enclosed and choose the alternative that will be best for your particular situation. You need to return the election form no later than 12:00 midnight, Pacific Standard Time, on June 19, 2001.

If you have any questions about the offer, please contact Marina Rekhlis Ring at
415  615-2083  or  Amy  Shoemaker  at  415   615-2292,   or  send  an  email  to
stockprograms@netcentives.com.

Sincerely,

Marina Rekhlis Ring
Vice President, Human Resources and Administration

                                                                  Exhibit (a)(3)


Stock Programs
o    Offering 2 options-- Employees will elect in which program to participate

     >>   Option  I--Restricted  Stock  Exchange

     - Awarding stock grants (not options) Offering a 1:1 exchange for eligible options No cost to employee to get stock

     - Providing some immediate vesting based on tenure and implementing shorter vesting schedule

     -    Different tax implications

Stock Programs

     >>   Option II--Incremental Stock Option Grant

     -    In addition to current stock options

     -    Number of options awarded based on 2000 performance management ratings

     - Providing some immediate vesting based on tenure and implementing shorter vesting schedule

o    Timeline
     >>   Restricted Stock Training-- Tuesday,  May 22

     >>   Stock Option Training- Wednesday, May 23

     -    Training attendance encouraged both days

o    Documents distributed during training

o    Deloitte and Touche delivering training

o    Do not discuss programs externally

                                                                  Exhibit (a)(4)


                                  ELECTION FORM

Netcentives Inc.
Offer to Exchange Election Form
Confidential

EMPLOYEE
XXX-XX-XXX

Please fill in this Election Form based on your decision regarding participation in the Restricted Stock Exchange Program or the Incremental Stock Option Award Program, both of which are described in the Offer to Exchange, dated May 18, 2001.

|_| I REJECT the offer to exchange certain options in its entirety. I understand that I will automatically be enrolled in Netcentives Inc.'s ("Netcentives") Incremental Stock Option Award Program.

If you checked the box above, you should not fill in the balance of this Election Form and you should proceed to the signature line of this Election Form. The balance of this document relates to specific elections for those accepting the offer to exchange. Your personal stock option information is attached to this form. If you accept the offer to exchange certain options for shares of Netcentives' restricted stock, you should set forth the stock options you elect to exchange in Table 1. In Table 2, you should list all stock options granted to you since December 18, 2000 if the exercise price of the stock options granted since December 18, 2000 is less than the exercise price of any other Eligible Option, as defined in the Offer to Exchange, listed in Table 1. THESE STOCK OPTIONS MUST BE EXCHANGED AS WELL.

If you do not accept the offer to exchange the Eligible Options, there will be no change to your existing option grants and, subject to stockholder approval of an increase in the share reserve of the Netcentives Inc. 1996 Stock Option Plan, you will receive additional stock options under our Incremental Stock Option Award Program, as described in the Offer to Exchange.

TABLE 1:  Eligible Options I Am Electing To Exchange

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
     Plan/Type              Grant           Grant Number     Number of Shares     Exercise Price     Expiration Date
                            Date
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

TABLE 2: Stock Options That I Am Required To Exchange

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
     Plan/Type              Grant           Grant Number     Number of Shares     Exercise Price     Expiration Date
                            Date
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

Total number of restricted shares of Netcentives' common stock I am receiving in exchange for the stock options set forth in Table 1 and Table 2:

Contacts:
Marina Rekhlis Ring     (415) 615-2083
Amy Shoemaker           (415) 615-2292
stockprograms@netcentives.com

Please sign and date where indicated, provide your home telephone number, and return this form to Amy Shoemaker. Also, please note that you need to include with this Election Form any and all documents related to the stock options you have elected to exchange.

                                    Signature


-------------------------                              -------------------------
Signature                                              Date

(        )        -
 --------  ------- -------------------------
Home Telephone Number (with area code)


                       Signature of Spouse (if applicable)


-------------------------                              -------------------------
Signature of Spouse                                    Date

(        )        -
 --------  ------- -------------------------
Home Telephone Number (with area code)

                                                                  Exhibit (a)(5)


                          NOTICE OF CHANGE IN ELECTION

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
If you previously delivered an Election Form with respect to Netcentives Inc.'s ("Netcentives") offer to tender certain options in exchange for restricted stock, and you would like to change your election, you must sign this Notice of Change of Election (the "Notice"), execute a new Election Form reflecting your new decision and return both documents to Amy Shoemaker before midnight, Pacific Standard Time, on June 19, 2001, unless the offer is extended. This Notice and the new Election Form will be effective upon receipt by Amy Shoemaker before the offer deadline. If you have questions, please ask Marina Rekhlis Ring at (415) 615-2083 or Amy Shoemaker at (415) 615-2292 or email stockprograms@netcentives.com.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
To Netcentives Inc.:

     I previously received a copy of the Offer to Exchange (dated May 18, 2001), the Cover Letter and Summary of Terms, and an Election Form. I signed and returned the Election Form, in which I made an election with respect to Netcentives' offer to tender certain options in exchange for restricted stock. I now wish to change that election. I understand that by signing this Notice, signing a new Election Form and delivering both documents to Amy Shoemaker, I will be able to change my election with respect to Netcentives' offer to tender certain options in exchange for restricted stock.

     I have read and understand all of the terms and conditions of the offer. I understand that in order to change my election with respect to the offer, I must sign and deliver this Notice and a new Election Form to Amy Shoemaker before midnight, Pacific Standard Time, on June 19, 2001, or if Netcentives extends the deadline to exchange those certain options, before the extended expiration of the offer.

     I have completed and signed the following exactly as my name appears on my original Election Form. I hereby change my election with respect to the offer to exchange certain options as reflected on my new Election Form. The new Election Form supersedes and replaces any Election Form that I have previously delivered to Netcentives.


----------------------------------                ------------------------, 2001
Signature                                         Date


Name

          -          -
---------- ---------- -----------
Social Security Number

                                     * * * *


----------------------------------                ------------------------, 2001
Signature of Spouse                               Date


Name

          -          -
---------- ---------- -----------
Social Security Number

                          NOTICE OF CHANGE IN ELECTION
                             (FROM ACCEPT TO REJECT)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
If you previously elected to accept Netcentives Inc.'s ("Netcentives") offer to tender certain options in exchange for restricted stock, and you would like to change your election and reject this offer, you must sign this Notice of Change of Election (the "Notice") and return it to Amy Shoemaker before midnight, Pacific Standard Time, on June 19, 2001, unless the offer is extended. This Notice will be effective upon receipt by Amy Shoemaker before the offer deadline. If you have questions, please ask Marina Rekhlis Ring at (415) 615-2083 or Amy Shoemaker at (415) 615-2292 or email stockprograms@netcentives.com.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
To Netcentives Inc.:

     I previously received a copy of the Offer to Exchange (dated May 18, 2001), the Cover Letter and Summary of Terms, and an Election Form. I signed and returned the Election Form, in which I elected to accept Netcentives' offer to tender certain options in exchange for restricted stock. I now wish to change that election and reject the Netcentives' offer to exchange those options. I understand that by signing this Notice and delivering it to Amy Shoemaker, I will be able to withdraw my acceptance of Netcentives' offer and reject the offer to tender certain options in exchange for restricted stock.

     I have read and understand all of the terms and conditions of the offer. I understand that in order to reject the offer, I must sign and deliver this Notice to Amy Shoemaker before midnight, Pacific Standard Time, on June 19, 2001, or if Netcentives extends the deadline to exchange those certain options, before the extended expiration of the offer.

     By rejecting the offer to exchange certain options, I understand that I will not receive shares of restricted stock and I will keep the Eligible Options (Table 1) and Required Options (Table 2) as listed in my Election Form. These options continue to be governed by the terms of the option plan and option agreement under which they were granted. Moreover, I understand that, subject to stockholder approval of an increase in the share reserve of the Netcentives Inc. 1996 Stock Option Plan, I will receive additional stock options under Netcentives' Incremental Stock Option Award Program, as described in the "Offer to Exchange."

     I have completed and signed the following exactly as my name appears on my original Election Form.

     I DO NOT accept the offer to exchange options.


----------------------------------                ------------------------, 2001
Signature                                         Date


Name

          -          -
---------- ---------- -----------
Social Security Number

                                     * * * *


----------------------------------                ------------------------, 2001
Signature of Spouse                               Date


Name

          -          -
---------- ---------- -----------
Social Security Number

                          NOTICE OF CHANGE IN ELECTION
                             (FROM REJECT TO ACCEPT)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
If you previously elected to reject Netcentives Inc.'s ("Netcentives") offer to tender certain options in exchange for restricted stock, and you would like to change your election and accept this offer, you must sign this Notice of Change of Election (the "Notice"), execute a new Election Form reflecting your new decision and return both documents to Amy Shoemaker before midnight, Pacific Standard Time, on June 19, 2001, unless the offer is extended. This Notice and the new Election Form will be effective upon receipt by Amy Shoemaker before the offer deadline. If you have questions, please ask Marina Rekhlis Ring at (415) 615-2083 or Amy Shoemaker at (415) 615-2292 or email stockprograms@netcentives.com.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

To Netcentives Inc.:

     I previously received a copy of the Offer to Exchange (dated May 18, 2001), the Cover Letter and Summary of Terms, and an Election Form. I signed and returned the Election Form, in which I elected to reject Netcentives' offer to tender certain options in exchange for restricted stock. I now wish to change that election and accept Netcentives' offer. I understand that by signing this Notice, signing a new Election Form and delivering both documents to Amy Shoemaker, I will be able to withdraw my rejection of the offer to exchange and accept such offer instead. I have read and understand all of the terms and conditions of the offer to exchange certain options.

     I understand that in order to accept this offer to exchange, I must sign and deliver this Notice and a new Election Form to Amy Shoemaker before midnight, Pacific Standard Time, on June 19, 2001, or if Netcentives extends the deadline to exchange those certain options, before the extended expiration of the offer.

     I have completed and signed the following exactly as my name appears on my original Election Form. I hereby change my election with respect to the offer to exchange certain options as reflected on my new Election Form. The new Election Form supersedes and replaces any Election Form that I have previously delivered to Netcentives. I understand that I will not receive additional stock options under the Netcentives' Incremental Stock Option Award Program, as described in the "Offer to Exchange."


----------------------------------                ------------------------, 2001
Signature                                         Date


Name

          -          -
---------- ---------- -----------
Social Security Number

                                     * * * *


----------------------------------                ------------------------, 2001
Signature of Spouse                               Date


Name

          -          -
---------- ---------- -----------
Social Security Number

                                                                  Exhibit (d)(1)




                                NETCENTIVES INC.
                             1996 STOCK OPTION PLAN

                           (Amended September 8, 1997)
                           (Amended December 4, 1997)
                             (Amended July 29, 1998)
                           (Amended December 12, 1998)
                             (Amended March 9, 1999)
                             (Amended June 10, 1999)


     1. Purposes of the Plan. The purposes of this 1996 Stock Option Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees and Consultants of the Company and its Subsidiaries and to promote the success of the Company's business. Options granted under the Plan may be incentive stock options (as defined under Section 422 of the Code) or nonstatutory stock options, as determined by the Administrator at the time of grant of an option and subject to the applicable provisions of Section 422 of the Code, as amended, and the regulations promulgated thereunder.

     2. Definitions. As used herein, the following definitions shall apply:

     (a) "Administrator" means the Board or any of its Committees appointed pursuant to Section 4 of the Plan.

     (b) "Affiliate" means an entity other than a Subsidiary (as defined below) in which the Company owns a significant interest, directly or indirectly, as determined in the discretion of the Committee, or which, together with the Company, is under common control of a third person or entity.

     (c) "Applicable Laws" means the legal requirements relating to the administration of stock option and restricted stock purchase plans under applicable U.S. state corporate laws, U.S. federal and applicable state securities laws, the Code, any Stock Exchange rules or regulations and the applicable laws of any other country or jurisdiction where Options or Stock Purchase Rights are granted under the Plan, as such laws, rules, regulations and requirements shall be in place from time to time; provided, however, that to the extent permitted under such laws, rules, regulations and requirements, the rights of any participant under the Plan shall be determined in accordance with the law of the State of California, without giving effect to principles of conflict of law.

     (d) "Board" means the Board of Directors of the Company.

     (e) "Change of Control" means a sale of all or substantially all of the Company's assets, or any merger or consolidation of the Company with or into another corporation other than a merger or consolidation in which the holders of more than 50% of the shares of capital stock of the Company outstanding immediately prior to such transaction continue to hold (either by the voting securities remaining outstanding or by their being converted into voting securities of the surviving entity) more than 50% of the total voting power represented by the voting securities of the Company, or such surviving entity, outstanding immediately after such transaction.

     (f) "Code" means the Internal Revenue Code of 1986, as amended.

     (g) "Committee" means one or more committees or subcommittees of the Board appointed by the Board to administer the Plan in accordance with Section 4 below.

     (h) "Common Stock" means the Common Stock of the Company.

     (i) "Company" means Netcentives Inc., a California corporation.

     (j) "Consultant" means any person, including an advisor, who renders services to the Company or any Parent, Subsidiary or Affiliate and is compensated for such services, and any Director of the Company whether compensated for such services or not.

     (k) "Continuous Service" means the absence of any interruption or termination of service as an Employee or Consultant to the Company or a Parent, Subsidiary or Affiliate. Continuous Service shall not be considered interrupted in the case of (i) sick leave; (ii) military leave; (iii) any other leave of absence approved by the Administrator, provided that such leave is for a period of not more than 90 days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to Company policy adopted from time to time; or (iv) in the case of transfers between locations of the Company or between the Company, its Parent(s), Subsidiaries, Affiliates or their respective successors. Unless otherwise determined by the Administrator or the Company, a change in status from an Employee to a Consultant or from a Consultant to an Employee will not constitute a termination of Continuous Service Status.

     (l) "Corporate Transaction" means a sale of all or substantially all of the Company's assets, or a merger, consolidation or other capital reorganization of the Company with or into another corporation.

     (m) "Director" means a member of the Board.

     (n) "Employee" means any person (including, if appropriate, any Named Executive, Officer or Director) employed by the Company or any Parent, Subsidiary or Affiliate of the Company. The payment by the Company of a director's fee to a Director shall not be sufficient to constitute "employment" of such Director by the Company.

     (o) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     (p) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

     (i) If the Common Stock is listed on any established stock exchange or a national market system including without limitation the National Market of the National Association of Securities Dealers, Inc. Automated Quotation ("Nasdaq") System, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such system or exchange on the date of determination (or if no trading or bids occurred on the date of determination, on the last trading day prior to the date of determination), as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

     (ii) If the Common Stock is quoted on the Nasdaq System (but not on the National Market thereof) or regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Common Stock for the date of determination (or if no bids occurred on the date of determination, on the last trading day prior to the date of determination); or

     (iii) In the absence of an  established  market for the Common  Stock,  the
Fair  Market  Value   thereof   shall  be   determined  in  good  faith  by  the
Administrator.

     (q) "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code, as designated in the applicable Option Agreement.

     (r) "Listed Security" means any security of the Company that is listed or approved for listing on a national securities exchange or designated or approved for designation as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

     (s) "Named Executive" means any individual who, on the last day of the Company's fiscal year, is the chief executive officer of the Company (or is acting in such capacity) or among the four most highly compensated officers of the Company (other than the chief executive officer). Such officer status shall be determined pursuant to the executive compensation disclosure rules under the Exchange Act.

     (t) "Nonstatutory Stock Option" means an Option not intended to qualify as an Incentive Stock Option, as designated in the applicable Option Agreement.

     (u) "Officer" means a person who is an officer of the Company within the meaning of Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder.

     (v) "Option" means a stock option granted pursuant to the Plan.

     (w) "Option Agreement" means a written document, the form(s) of which shall be approved from time to time by the Administrator, reflecting the terms of an Option granted under the Plan and includes any documents attached to or incorporated into such Option Agreement, including, but not limited to, a notice of stock option grant and a form of exercise notice.

     (x) "Option Exchange Program" means a program approved by the Administrator whereby outstanding Options are exchanged for Options with a lower exercise price.

     (y)  "Optioned  Stock"  means  the  Common  Stock  subject  to  an  Option.

     (z)  "Optionee"  means an Employee or  Consultant  who  receives an Option.

     (aa) "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

     (bb) "Participant" means any holder of one or more Options or Stock Purchase Rights, or the Shares issuable or issued upon exercise of such awards, under the Plan.

     (cc) "Plan" means this 1999 Stock Plan.

     (dd) "Reporting Person" means an Officer, Director or greater than 10% shareholder of the Company within the meaning of Rule 16a-2 of the Exchange Act, who is required to file reports pursuant to Rule 16a-3 of the Exchange Act.

     (ee) "Restricted Stock" means shares of Common Stock acquired pursuant to a grant of a Stock Purchase Right under Section 11 below.

     (ff) "Restricted Stock Purchase Agreement" means a written document, the form(s) of which shall be approved from time to time by the Administrator, reflecting the terms of a Stock Purchase Right granted under the Plan and includes any documents attached to such agreement.

     (gg) "Rule 16b-3" means Rule 16b-3 promulgated under the Exchange Act, as amended from time to time, or any successor provision.

     (hh) "Share" means a share of the Common Stock, as adjusted in accordance with Section 15 of the Plan.

     (ii) "Stock Exchange" means any stock exchange or consolidated stock price reporting system on which prices for the Common Stock are quoted at any given time.

     (jj) "Stock Purchase Right" means the right to purchase Common Stock pursuant to Section 11 below.

     (kk)  "Subsidiary"  means  a  "subsidiary   corporation,"  whether  now  or
hereafter existing, as defined in Section 424(f) of the Code.

     (ll) "Ten Percent Holder" means a person who owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary.

     3. Stock Subject to the Plan. Subject to the provisions of Section 15 of the Plan, the maximum aggregate number of shares that may be sold under the Plan is 7,671,400 Shares of Common Stock, plus an annual increase on the first day of each of the Company's fiscal years beginning in 2000, 2001, 2002, 2003 and 2004 equal to the lesser of (i) 1,250,000 Shares, or (ii) such lesser number of Shares as is determined by the Board. The Shares may be authorized, but unissued, or reacquired Common Stock.

     If an Option expires or becomes unexercisable for any reason without having been exercised in full, or is surrendered pursuant to an Option Exchange Program, the unpurchased Shares that were subject thereto shall, unless the Plan has been terminated, become available for future grant under the Plan. In addition, any Shares of Common Stock that are retained by the Company upon exercise of an Option or Stock Purchase Right in order to satisfy the exercise or purchase price for such Option or Stock Purchase Right or any withholding taxes due with respect to such exercise or purchase shall be treated as not issued and shall continue to be available under the Plan. If Shares of Restricted Stock are forfeited before any dividends have been paid with respect to such Restricted Stock, then such Restricted Stock shall again become available for awards under the Plan other than Incentive Stock Options. Notwithstanding any other provision of the Plan, Shares issued under the Plan and later repurchased by the Company pursuant to any repurchase right that the Company may have shall not be available for future grant under the Plan.

     4. Administration of the Plan.

     (a) General. The Plan shall be administered by the Board or a Committee, or a combination thereof, as determined by the Board. The Plan may be administered by different administrative bodies with respect to different classes of Participants and, if permitted by the Applicable Laws, the Board may authorize one or more officers (who may (but need not) be Officers) to grant Options or Stock Purchase Rights to Employees and Consultants (other than Consultants who are Directors).

     (b) Administration with respect to Reporting Persons. With respect to Options granted to Reporting Persons and Named Executives, the Plan may (but need not) be administered so as to permit grants of Options to Reporting Persons to qualify for the exemption set forth in Rule 16b-3 and to qualify grants of Options to Named Executives as performance-based compensation under Section 162(m) of the Code, and otherwise so as to satisfy the Applicable Laws.

     (c) Committee Composition. If a Committee has been appointed pursuant to this Section 4, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. From time to time the Board may increase the size of any Committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies (however caused) and remove all members of a Committee and thereafter directly administer the Plan, all to the extent permitted by the Applicable Laws and, in the case of a Committee administering the Plan pursuant to Section 4(b) above, to the extent permitted or required by Rule 16b-3 and
Section 162(m) of the Code.

     (d) Powers of the Administrator. Subject to the provisions of the Plan and in the case of a Committee, the specific duties delegated by the Board to such Committee, the Administrator shall have the authority, in its discretion:

     (i) to determine the Fair Market Value of the Common Stock, in accordance with Section 2(p) of the Plan;

     (ii) to select the Employees and Consultants to whom Options and Stock Purchase Rights or any combination thereof may from time to time be granted;

     (iii) to determine whether and to what extent Options and Stock Purchase Rights or any combination thereof are granted;

     (iv) to determine the number of Shares of Common Stock to be covered by each such award granted;

     (v) to approve forms of agreement for use under the Plan;

     (vi) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any award granted hereunder, which terms and conditions include but are not limited to the exercise or purchase price, the time or times when Options or Stock Purchase Rights may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Option, Optioned Stock, Stock Purchase Right or Restricted Stock, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

     (vii) to determine whether and under what circumstances an Option may be settled in cash under Section 10(f) instead of Common Stock;

     (viii) to reduce the exercise price of any Option to the then current Fair Market Value if the Fair Market Value of the Common Stock covered by such Option shall have declined since the date the Option was granted and to make any other amendments or adjustments to any Option that the Administrator determines, in its discretion and under the authority granted to it under the Plan, to be necessary or advisable, provided however that no amendment or adjustment to an Option that would materially and adversely affect the rights of any Optionee shall be made without the prior written consent of the Optionee;

     (ix) to determine the terms and restrictions applicable to Stock Purchase Rights and the Restricted Stock purchased by exercising such Stock Purchase Rights;

     (x) to initiate an Option Exchange Program;

     (xi) to construe and interpret the terms of the Plan and awards granted under the Plan; and

     (xii) in order to fulfill the purposes of the Plan and without amending the Plan, to modify grants of Options or Stock Purchase Rights to Participants who are foreign nationals or employed outside of the United States in order to recognize differences in local law, tax policies or customs.

     (e) Effect of Administrator's Decision. All decisions, determinations and interpretations of the Administrator shall be final and binding on all Participants.

     5. Eligibility.

     (a) Recipients of Grants. Nonstatutory Stock Options and Stock Purchase Rights may be granted to Employees and Consultants. Incentive Stock Options may be granted only to Employees, provided however that Employees of Affiliates shall not be eligible to receive Incentive Stock Options. An Employee or Consultant who has been granted an Option or Stock Option Right may, if he or she is otherwise eligible, be granted additional Options or Stock Purchase Rights.

     (b) Type of Option. Each Option shall be designated in the Option Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designations, to the extent that the aggregate Fair Market Value of Shares with respect to which Options are exercisable for the first time by an Optionee during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such excess Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 5(b), Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the date of grant of such Option. In the event any Option designated as an Incentive Stock Option fails to meet the requirements set forth in this Plan for an Incentive Stock Option or as required to qualify as an incentive stock option within the meaning of Code Section 422, such Option shall not be void but instead shall be deemed a Nonstatutory Stock Option.

     (c) No Employment Rights. The Plan shall not confer upon any Participant any right with respect to continuation of employment or consulting relationship with the Company, nor shall it interfere in any way with his or her right or the Company's right to terminate his or her employment or consulting relationship at any time, with or without cause.

     6. Term of Plan. The Plan shall become effective upon its adoption by the Board. It shall continue in effect for a term of ten (10) years unless sooner terminated under Section 16 of the Plan.

     7. Term of Option. The term of each Option shall be the term stated in the Option Agreement; provided however that the term shall be no more than ten (10) years from the date of grant thereof or such shorter term as may be provided in the Option Agreement and provided further that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a Ten Percent Holder, the term of such Incentive Stock Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the Option Agreement.

     8. Limitation on Grants to Employees.  Subject to adjustment as provided in
Section 13 below, the maximum number of Shares which may be subject to Options and Stock Purchase Rights granted to any one Employee under this Plan for any fiscal year of the Company shall be 2,000,000.

     9. Option Exercise Price and Consideration.

     (a) Exercise Price. The per Share exercise price for the Shares to be issued pursuant to exercise of an Option shall be such price as is determined by the Administrator and set forth in the Option Agreement, but shall be subject to the following:

     (i) In the case of an Incentive Stock Option

     (A) granted to an Employee who at the time of grant is a Ten Percent Holder, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant; or

     (B) granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

     (ii) In the case of a Nonstatutory Stock Option

     (A) granted prior to the date, if any, on which the Common Stock becomes a Listed Security to a person who is at the time of grant is a Ten Percent Holder, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant if required by the Applicable Laws and, if not so required, shall be such price as is determined by the Administrator;

     (B) granted to a person who, at the time of the grant of such Option, is a Named Executive of the Company, the per share Exercise Price shall be no less than 100% of the Fair Market Value on the date of grant if such Option is intended to qualify as performance-based compensation under Section 162(m) of the Code; or

     (C) granted prior to the date, if any, on which the Common Stock becomes a Listed Security to any person other than a Named Executive or a Ten Percent Holder, the per Share exercise price shall be no less than 85% of the Fair Market Value per Share on the date of grant if required by Applicable Law and, if not so required, shall be such price as is determined by the Administrator.

     (iii) Notwithstanding the foregoing, Options may be granted with a per Share exercise price other than as required above pursuant to a Corporate Transaction.

     (b) Permissible Consideration. The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant) and may consist entirely of
(1) cash; (2) check; (3) delivery of Optionee's promissory note with such recourse, interest, security and redemption provisions as the Administrator determines to be appropriate; (4) cancellation of indebtedness; (5) surrender of other Shares that (x) in the case of Shares acquired upon exercise of an Option either have been owned by the Optionee for more than six months on the date of surrender (or such other period as may be required to avoid a charge to the
Company's earnings) or were not acquired, directly or indirectly, from the Company, and (y) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which the Option is exercised; (6) authorization by the Optionee for the Company to retain from the total number of Shares as to which the Option is exercised that number of Shares having a Fair Market Value on the date of exercise equal to the exercise price for the total number of Shares as to which the Option is exercised; (7) delivery of a properly executed exercise notice together with such other documentation as the Administrator and the broker, if applicable, shall require to effect exercise of the Option and prompt delivery to the Company of the sale or loan proceeds required to pay the exercise price and any applicable withholding taxes; (8) any combination of the foregoing methods of payment; or (9) such other consideration and method of payment for the issuance of Shares to the extent permitted under the Applicable Laws. In making its determination as to the type of consideration to accept, the Administrator shall consider whether acceptance of such consideration may be reasonably expected to benefit the Company and the Administrator may refuse to accept a particular form of consideration at the time of any Option exercise if, in its sole discretion, acceptance of such form of consideration is not in the best interests of the Company at such time.

     10. Exercise of Option.

     (a) Vesting. Any Option granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator, consistent with the terms of the Plan, and reflected in the Option Agreement, including vesting requirements and/or performance criteria with respect to the Company and/or the Optionee; provided however that, if required by the Applicable Laws, any Option granted prior to the date, if any, upon which the Common Stock becomes a Listed Security shall become exercisable at a rate of at least 20% per year over five years from the date the Option is granted. In the event that any of the Shares issued upon exercise of an Option (which exercise occurs prior to the date, if any, upon which the Common Stock becomes a Listed Security) should be subject to a right of repurchase in the Company's favor, such repurchase right shall, if required by the Applicable Laws, lapse at the rate of at least 20% per year over five years from the date the Option is granted. Notwithstanding the above, in the case of an Option granted to an officer (including but not limited to Officers), Director or Consultant, the Option may become exercisable, or a repurchase right, if any, in favor of the Company shall lapse, at any time or during any period established by the Administrator. The Administrator shall have the discretion to determine whether and to what extent the vesting of Options shall be tolled during any unpaid leave of absence; provided however that in the absence of such determination, vesting of Options shall be tolled during any such leave.

     (b) Procedure for Exercise. An Option may not be exercised for a fraction of a Share. An Option shall be deemed exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Option by the person entitled to exercise the Option and the Company has received full payment for the Shares with respect to which the Option is exercised. Full payment may, as authorized by the Administrator, consist of any consideration and method of payment allowable under Section 9(b) of the Plan. Exercise of an Option in any manner shall result in a decrease in the number of Shares that thereafter may be available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

     (c) Rights as a Shareholder. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock certificate evidencing such Shares, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such stock certificate promptly upon exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in Section 15 of the Plan.

     (d) Termination of Continuous Service. In the event of termination of an Optionee's Continuous Service, such Optionee's right to exercise the Option shall cease and the Option shall forthwith become void and cease to have effect, except as set forth specifically in the Option Agreement. Notwithstanding the foregoing, if required by the Applicable Laws. any Option granted prior to the date, if any, upon which the Common Stock becomes a Listed Security shall be exercisable by the Optionee for a period of time following the termination of the Optionee's Continuous Service as follows:

     (i) In the event of termination of Continuous Service for reasons other than the Optionee's disability or death, the Option shall be exercisable by the Optionee following such termination for a period of not less than thirty (30) days, as is determined by the Administrator (with such determination in the case of an Incentive Stock Option being made at the time of grant of the Option), after the date of such termination of Continuous Service (but in no event later than the date of expiration of the term of such Option as set forth in the Option Agreement), to the extent that the Optionee was entitled to exercise it at the date of such termination. If an Option Agreement provides that an Incentive Stock Option may be exercised more than three (3) months after the termination of the Optionee's Continuous Service, to the extent that such Optionee fails to exercise such Option within three (3) months of the date of such termination, such Option thereafter shall be treated as a Nonstatutory Stock Option. To the extent that the Optionee was not entitled to exercise the Option at the date of such termination, or if the Optionee does not exercise the Option to the extent so entitled within the time specified above, the Option shall terminate and the Optioned Stock underlying the unexercised portion of the Option shall revert to the Plan.

     (ii) In the event of termination of Continuous Service as a result of Optionee's disability, such Optionee may, but only within six (6) months (or such longer period of time as is determined by the Administrator, with such determination in the case of an Incentive Stock Option made at the time of grant of the Option) from the date of such termination (but in no event later than the date of expiration of the term of such Option as set forth in the Option Agreement), exercise the Option to the extent he or she was entitled to exercise it at the date of such termination. To the extent that the Optionee was not entitled to exercise the Option at the date of termination, or if the Optionee does not exercise the Option to the extent so entitled within the time specified herein, the Option shall terminate and the Optioned Stock underlying the unexercised portion of the Option shall revert to the Plan.

     (iii) In the event of the death of an Optionee prior to termination of his or her Continuous Service, the Option may be exercised at any time within six
(6) months (or such longer period of time as is determined by the Administrator, with such determination in the case of an Incentive Stock Option being made at the time of grant of the Option) following the date of death (but in no event later than the expiration date of the term of such Option as set forth in the Option Agreement) by such Optionee's estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent of the right to exercise that had accrued at the date of death or, if earlier, the date of termination of the Optionee's Continuous Service. To the extent that the Optionee was not entitled to exercise the Option at the date of death or termination, as the case may be, or if the Optionee does not exercise such Option to the extent so entitled within the time specified above, the Option shall terminate and the Optioned Stock underlying the unexercised portion of the Option shall revert to the Plan.

     (e) Extension of Exercise Period. The Administrator shall have full power and authority to extend the period of time for which an Option is to remain exercisable following termination of an Optionee's Continuous Service from the periods set forth in Sections 10(b), 10(c) and 10(d) above or in the Option Agreement to such greater time as the Board shall deem appropriate, provided that in no event shall such Option be exercisable later than the date of expiration of the term of such Option as set forth in the Option Agreement.

     (f) Buy-Out Provisions. The Administrator may at any time offer to buy out for a payment in cash or Shares an Option previously granted under the Plan based on such terms and conditions as the Administrator shall establish and communicate to the Optionee at the time such offer is made.

     11. Stock Purchase Rights.

     (a) Rights to Purchase. Stock Purchase Rights may be issued either alone, in addition to, or in tandem with other awards granted under the Plan and/or cash awards made outside of the Plan. After the Administrator determines that it will offer Stock Purchase Rights under the Plan, it shall advise the offeree in writing of the terms, conditions and restrictions related to the offer, including the number of Shares that such person shall be entitled to purchase, the consideration to be paid, and the time within which such person must accept such offer, which shall in no event exceed 30 days from the date upon which the Administrator made the determination to grant the Stock Purchase Right. In the case of a Stock Purchase Right granted prior to the date, if any, on which the Common Stock becomes a Listed Security and if required by the Applicable Laws at such time, the purchase price of Shares subject to such Stock Purchase Rights shall not be less than 85% of the Fair Market Value of the Shares as of the date of the offer, or, in the case of a Ten Percent Holder, the price shall not be less than 100% of the Fair Market Value of the Shares as of the date of the offer. The offer to purchase Shares subject to Stock Purchase Rights shall be accepted by execution of a Restricted Stock Purchase Agreement in the form determined by the Administrator.

     (b) Repurchase Option. Unless the Administrator determines otherwise, the Restricted Stock Purchase Agreement shall grant the Company an irrevocable, exclusive option (the "Repurchase Option") exercisable upon the termination of the purchaser's Continuous Service. The purchase price for Shares repurchased pursuant to the Restricted Stock Purchase Agreement shall be the original purchase price paid by the purchaser and may be paid by cash, check or cancellation of any indebtedness of the purchaser to the Company, at the Company's option. The Repurchase Option shall lapse at such rate as the Administrator may determine; provided however that with respect to a Stock Purchase Right granted prior to the date, if any, on which the Common Stock becomes a Listed Security to a purchaser who is not an officer (including an Officer), Director or Consultant of the Company or of any Parent or Subsidiary of the Company, such Repurchase Option shall lapse at a minimum rate of 20% of the Shares subject to the Stock Purchase Right if required by the Applicable Laws.

     (c) Other Provisions. The Restricted Stock Purchase Agreement shall contain such other terms, provisions and conditions not inconsistent with the Plan as may be determined by the Administrator in its sole discretion. In addition, the provisions of Restricted Stock Purchase Agreements need not be the same with respect to each purchaser.

     (d) Rights as a Shareholder. Once the Stock Purchase Right is exercised, the purchaser shall have the rights equivalent to those of a shareholder, and shall be a shareholder when his or her purchase is entered upon the records of the duly authorized transfer agent of the Company. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Stock Purchase Right is exercised, except as provided in Section 15 of the Plan.

     12. Taxes.

     (a) As a condition of the exercise of an Option or Stock Purchase Right granted under the Plan, the Participant (or in the case of the Participant's death, the person exercising the Option or Stock Purchase Right) shall make such arrangements as the Administrator may require for the satisfaction of any applicable federal, state, local or foreign withholding tax obligations that may arise in connection with the exercise of Option or Stock Purchase Right and the issuance of Shares. The Company shall not be required to issue any Shares under the Plan until such obligations are satisfied.

     (b) In the case of an Employee and in the absence of any other arrangement, the Employee shall be deemed to have directed the Company to withhold or collect from his or her compensation an amount sufficient to satisfy such tax obligations from the next payroll payment otherwise payable after the date of an exercise of the Option or Stock Purchase Right.

     (c) This Section 12(c) shall apply only after the date, if any, upon which the Common Stock becomes a Listed Security. In the case of Participant other than an Employee (or in the case of an Employee where the next payroll payment is not sufficient to satisfy such tax obligations, with respect to any remaining tax obligations), in the absence of any other arrangement and to the extent permitted under the Applicable Laws, the Participant shall be deemed to have elected to have the Company withhold from the Shares to be issued upon exercise of the Option or Stock Purchase Right that number of Shares having a Fair Market Value determined as of the applicable Tax Date (as defined below) equal to the amount required to be withheld. For purposes of this Section 12, the Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined under the Applicable Laws (the "Tax Date").

     (d) At the discretion of the Administrator, a Participant may satisfy his or her tax withholding obligations arising in connection with an Option by one or some combination of the following methods: (i) by cash payment; (ii) by payroll deduction out of the Optionee's current compensation; or (iii) if permitted by the Administrator, in its discretion, a Participant may satisfy his or her tax withholding obligations upon exercise of an Option or Stock Purchase Right by surrendering to the Company Shares that (A) in the case of Shares previously acquired from the Company, have been owned by the Participant for more than six (6) months on the date of surrender, and (B) have a Fair Market Value determined as of the applicable Tax Date equal to the amount required to be withheld.

     (e) Any election or deemed election by a Participant to have Shares withheld to satisfy tax withholding obligations under Section 12(c) or (d) above shall be irrevocable as to the particular Shares as to which the election is made and shall be subject to the consent or disapproval of the Administrator. Any election by a Participant under Section 12(d) above must be made on or prior to the applicable Tax Date.

     (f) In the event an election to have Shares withheld is made by a Participant and the Tax Date is deferred under Section 83 of the Code because no election is filed under Section 83(b) of the Code, the Participant shall receive the full number of Shares with respect to which the Option or Stock Purchase Right is exercised but such Participant shall be unconditionally obligated to tender back to the Company the proper number of Shares on the Tax Date.

     13. Non-Transferability of Options and Stock Purchase Rights. Options and Stock Purchase Rights may not be transferred or disposed of in any manner other than by will or by the laws of descent or distribution or pursuant to a domestic relations order (as defined by the Code or the rules thereunder); provided that, after the date, if any, upon which the Common Stock becomes a Listed Security, the Administrator may in its discretion grant transferable Nonstatutory Stock Options pursuant to Option Agreements specifying (i) the manner in which such Nonstatutory Stock Options are transferable and (ii) that any such transfer shall be subject to the Applicable Laws. The designation of a beneficiary by an Optionee will not constitute a transfer. An Option or Stock Purchase Right may be exercised, during the lifetime of the holder of Option or Stock Purchase Right, only by such holder or a transferee permitted by this Section 13.

     14. Time of Granting Options and Stock Purchase Rights. The date of grant of an Option or Stock Purchase Right shall, for all purposes, be the date on which the Administrator makes the determination granting such Option or Stock Purchase Right, or such later date as is determined by the Administrator;
provided however that in the case of an Incentive Stock Option, the grant date shall be the later of the date on which the Administrator makes the determination granting such Incentive Stock Option or the date of commencement of the Optionee's employment relationship with the Company. Notice of the determination shall be given to each Employee or Consultant to whom an Option or Stock Purchase Right is so granted within a reasonable time after the date of such grant.

     15. Adjustments Upon Changes in Capitalization, Corporate Transactions and Certain Other Transactions.


     (a) Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number of shares of Common Stock covered by each outstanding Option or Stock Purchase Right, the number of Shares set forth in Sections 3 and 8 above, and the number of shares of Common Stock that have been authorized for issuance under the Plan but as to which no Options or Stock Purchase Rights have yet been granted or that have been returned to the Plan upon cancellation or expiration of an Option or Stock Purchase Right, as well as the price per Share of Common Stock covered by each such outstanding Option or Stock Purchase Right, shall be proportionately adjusted for any increase or decrease in the number of issued Shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination, recapitalization or reclassification of the Common Stock (including any change in the number of Shares of Common Stock effected in connection with a change of domicile of the Company), or any other increase or decrease in the number of issued Shares of Common Stock effected without receipt of consideration by the Company; provided however that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares of Common Stock subject to an Option or Stock Purchase Right.

     (b) Dissolution or Liquidation. In the event of the dissolution or liquidation of the Company, the Administrator shall notify the Optionee at least fifteen (15) days prior to such proposed action. To the extent it has not previously been exercised, each outstanding Option or Stock Purchase Right shall terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Administrator.

     (c) Corporate Transactions; Change of Control. In the event of a Corporate Transaction, including a Change of Control, each outstanding Option and Stock Purchase Right shall be assumed or an equivalent option or right shall be substituted by the successor corporation or a Parent or Subsidiary of such successor corporation (such entity, the "Successor Corporation"), unless the Successor Corporation does not agree to such assumption or substitution, in which case such Options and Stock Purchase Rights shall terminate upon consummation of the transaction. In the event of a Change of Control, all conditions and restrictions with respect to Restricted Stock shall lapse, except to the extent such conditions and restrictions are assigned to the Successor Corporation in connection with the Change of Control.

     For purposes of this Section 15(c), an Option or a Stock Purchase Right shall be considered assumed, without limitation, if, at the time of issuance of the stock or other consideration upon a Corporate Transaction or a Change of Control, as the case may be, each holder of an Option or Stock Purchase Right would be entitled to receive upon exercise of the Option or Stock Purchase Right the same number and kind of shares of stock or the same amount of property, cash or securities as such holder would have been entitled to receive upon the occurrence of the transaction if the holder had been, immediately prior to such transaction, the holder of the number of Shares of Common Stock covered by the Option or the Stock Purchase Right at such time (after giving effect to any adjustments in the number of Shares covered by the Option or Stock Purchase Right as provided for in this Section 15); provided however that if the consideration received in the transaction is not solely common stock of the Successor Corporation, the Administrator may, with the consent of the Successor Corporation, provide for the consideration to be received upon exercise of the Option or Stock Purchase Right to be solely common stock of the Successor Corporation equal to the Fair Market Value of the per Share consideration received by holders of Common Stock in the transaction.

     (d) Certain Distributions. In the event of any distribution to the Company's shareholders of securities of any other entity or other assets (other than dividends payable in cash or stock of the Company) without receipt of consideration by the Company, the Administrator may, in its discretion, appropriately adjust the price per Share of Common Stock covered by each outstanding Option or Stock Purchase Right to reflect the effect of such distribution.

     16. Amendment and Termination of the Plan.

     (a) Amendment and Termination. The Board may at any time amend, alter, suspend, discontinue or terminate the Plan. To the extent necessary and desirable to comply with the Applicable Laws, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such as degree as required.

     (b) Effect of Amendment or Termination. Except as provided in Section 15, no amendment, suspension or termination of the Plan shall materially and adversely affect Options already granted and such Options shall remain in full force and effect as if the Plan had not been amended, suspended or terminated, unless mutually agreed otherwise between the Optionee and the Company, which agreement must be in writing and signed by such Optionee and the Company. Except as provided in Section 15, no amendment, suspension or termination of the Plan shall materially and adversely affect Stock Purchase Rights already granted, or the holder of Restricted Stock acquired pursuant to a Stock Purchase Right, unless mutually agreed otherwise between the holder of the Stock Purchase Right and the Company, which agreement must be in writing and signed by such holder and the Company.

     17. Conditions Upon Issuance of Shares. Notwithstanding any other provision of the Plan or any agreement entered into by the Company pursuant to the Plan, the Company shall not be obligated, and shall have no liability for failure, to issue or deliver any Shares under the Plan unless such issuance or delivery would comply with the Applicable Laws, with such compliance determined by the Company in consultation with its legal counsel.

     As a condition to the exercise of an Option or Stock Purchase Right, the Company may require the person exercising such Option or Stock Purchase Right to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by Applicable Laws.

     18. Reservation of Shares. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

     19. Agreements. Options and Stock Purchase Rights shall be evidenced by Option Agreements and Restricted Stock Purchase Agreements, respectively, in such form(s) as the Administrator shall from time to time approve.

     20. Shareholder Approval. If required by the Applicable Laws, continuance of the Plan shall be subject to approval by the shareholders of the Company within twelve (12) months before or after the date the Plan is adopted. Such shareholder approval shall be obtained in the manner and to the degree required under the Applicable Laws.

     21. Information and Documents to Optionees and Purchasers. Prior to the date, if any, upon which the Common Stock becomes a Listed Security and if required by the Applicable Laws, the Company shall provide financial statements at least annually to each Optionee and to each individual who acquired Shares pursuant to the Plan, during the period such Optionee or purchaser has one or more Options or Stock Purchase Rights outstanding, and in the case of an individual who acquired Shares pursuant to the Plan, during the period such individual owns such Shares. The Company shall not be required to provide such information if the issuance of Options or Stock Purchase Rights under the Plan is limited to key employees whose duties in connection with the Company assure their access to equivalent information.

                                                                  Exhibit (d)(2)



                                NETCENTIVES INC.

                           RESTRICTED STOCK AGREEMENT

                             1996 Stock Option Plan


     This Restricted Stock Agreement (the "Agreement") is made as of [Date], by and between Netcentives Inc., a Delaware corporation (the "Company"), and [Name] ("Grantee") pursuant to the Company's 1996 Stock Option Plan (the "Plan") Stock Plan. To the extent any capitalized terms used in this Agreement are not defined, they shall have the meaning ascribed to them in the Plan.

     1. Grant of Stock. Subject to the terms and conditions of this Agreement, the Company hereby grants and issues to Grantee _________ shares of the Company's Common Stock (the "Shares") in exchange for the Tendered Options (as defined below). The Grant of the Shares under this Agreement shall occur at the principal office of the Company, in accordance with Section 11 of the Plan, simultaneously with the execution of this Agreement by the parties or on such other date as the Company and Grantee shall agree (the "Grant Date"). The term "Shares" refers to the Shares and all securities received in replacement of the Shares or as stock dividends or splits, all securities received in replacement of the Shares in a recapitalization, merger, reorganization, exchange or the like, and all new, substituted or additional securities or other properties to which Grantee is entitled by reason of Grantee's ownership of the Shares.

     This  Agreement  shall  evidence  Grantee's  ownership  of the Shares,  and
Grantee acknowledges that he/she will not receive a stock certificate representing the Shares. The Company or Adams, Harkness and Hill (or such other broker with which the Company has established a relationship) ("AH&H") shall retain custody of the Shares until the Shares have vested in accordance with this Agreement. Upon vesting of the Shares, the Company shall instruct its transfer agent to deposit that portion of the Shares which has vested (the "Vested Shares," Shares which have not become vested are "Unvested Shares") into Grantee's existing account at AH&H (the "Account"), subject to payment (through sale of a portion of the Vested Shares) of all applicable withholding taxes.

         In consideration of the grant of the Shares, Grantee hereby tenders for cancellation __________ previously-granted options to purchase Common Stock of the Company (the "Tendered Options") and to abide by the obligations imposed on Grantee under this Agreement. The Shares are being granted in consideration for cancellation of the Tendered Options. No additional consideration is required to be paid by Grantee; however, Grantee agrees that the Shares shall be subject to all of the terms and conditions set forth in this Agreement and the Plan, including, but not limited to, the forfeiture conditions set forth in this Agreement, the restrictions on transfer as set forth in this Agreement and the payment of withholding taxes as set forth in this Agreement. Grantee, simultaneously with executing this Agreement, is returning the Notice of Stock Option Grant evidencing the Tendered Options marked "cancelled," or, in lieu of returning such Notice of Stock Option Grant, is executing the attached Exhibit E certifying that such Notice of Stock Option Grant has been lost or destroyed.

     2. Limitations on Transfer. In addition to any other limitation on transfer created by applicable securities laws, Grantee shall not assign, encumber or dispose of any interest in the Shares while the Shares are subject to forfeiture (as set forth below). After any Shares have become Vested Shares, Grantee shall not assign, encumber or dispose of any interest in such Shares except in compliance with the provisions of this Agreement, the Plan and applicable securities laws. This Agreement may not be transferred, assigned, pledged or otherwise encumbered by Grantee in any manner whatsoever, except that it may be transferred by will or the laws of descent and distribution. References to Grantee, to the extent relevant in the context, shall include references to authorized transferees. Except as otherwise determined by the Committee, Grantee shall not sell, transfer, assign, pledge or otherwise encumber or dispose of, by operation of law or otherwise, any Unvested Shares (each, a "transfer"). Any such transfer by Grantee in violation of this Section shall be void and of no force or effect, and shall result in the immediate forfeiture of all Unvested Shares.

     3. Vesting and Forfeiture of Shares.

     (a) Vesting Schedule; Service Requirement. The Shares shall vest if Grantee has been employed continuously from the Grant Date to the applicable date that such portion of the Shares vests (each, the "Vesting Date"). [Vesting schedule will be inserted here.] Shares that have not yet vested pursuant to this Agreement are referred to herein as "Unvested Shares."

     (b) Conditions of Forfeiture. If Grantee's employment with the Company is terminated for any or no reason, including but not limited to Grantee's voluntary resignation or termination by the Company with or without cause, all Unvested Shares shall, without further action of any kind by the Company, be forfeited.

     For purposes of this Agreement, termination from employment shall be deemed to occur on the last day actually worked by Grantee, rather than the last day that Grantee is on the payroll of the Company. The Board of Directors, in its sole discretion, shall determine whether a leave of absence shall constitute a termination of employment.

     Unvested Shares that are forfeited shall be immediately transferred to the Company without any payment by the Company, and the Company shall have the full right to cancel any evidence of Grantee's ownership of such forfeited Shares or take any other action necessary to demonstrate that Grantee no longer owns such forfeited Shares automatically upon such forfeiture. Following such forfeiture, Grantee shall have no further rights with respect to such forfeited Shares.

     4. Assignment Separate from Certificate. For purposes of facilitating the enforcement of the provisions of Section 3 above, Grantee agrees immediately upon the execution of this Agreement, to deliver an Assignment Separate from Certificate in the form attached hereto as Exhibit A executed by Grantee and by Grantee's spouse (if required for transfer), in blank, to the Secretary of the Company, or the Secretary's designee, to hold such Assignment in escrow and to take all such actions and to effectuate all such transfers and/or releases as or in accordance with the terms of this Agreement.

     5. Restrictive Legends and Stop-Transfer Orders.

     (a) Legends. The certificate or certificates representing the Shares shall bear the following legend (as well as any legends required by applicable state and federal corporate and securities laws):

          THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF
                                  THE COMPANY.

     (b) Stop-Transfer Notices. Grantee agrees that, in order to ensure compliance with the restrictions referred to herein, the Company may issue appropriate "stop transfer" instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records.

     (c) Refusal to Transfer. The Company shall not be required (i) to transfer on its books any Shares that have been sold or otherwise transferred in violation of any of the provisions of this Agreement or (ii) to treat as owner of such Shares or to accord the right to vote or pay dividends to any Grantee or other transferee to whom such Shares shall have been so transferred.

     6. No Employment Rights. Nothing in this Agreement shall affect in any manner whatsoever the right or power of the Company, or a parent or subsidiary of the Company, to terminate Grantee's employment or consulting relationship, for any reason, with or without cause.

     7. Withholding of Taxes.

     The Company's obligation to deliver Shares to Grantee upon the vesting of such shares, or the making of an 83(b) Election described in Section 7, shall be subject to the satisfaction of all applicable federal, state and local income and employment tax withholding requirements ("Withholding Taxes"). In order to satisfy all Withholding Taxes due upon vesting of Grantee's Shares, Grantee agrees to the following:

     (a) As a condition of receiving any Vested Shares, on the date of this Agreement, Grantee must execute the Irrevocable Standing Order to Sell Shares, attached hereto as Exhibit B, which authorizes the Company and AH&H to take the actions described in this Section (the "Standing Order"). Grantee authorizes AH&H to sell, at the market price and on the Vesting Date (or the first business day thereafter if Vesting Date falls on a day when the market is closed), the number of Vested Shares that the Company and AH&H have determined is necessary to obtain proceeds sufficient to satisfy the Withholding Taxes and AH&H's applicable commissions. Grantee understands and agrees that the number of shares that AH&H will sell will be based on the closing price of the Common Stock on the last trading day before the Vesting Date. With respect to Withholding Taxes due as a result of an 83(b) Election, Grantee understands and agrees that the number of shares that AH&H will sell will be based on the closing price of the Common Stock on the first day that AH&H becomes aware of the Withholding Tax obligation.

     (b) Grantee agrees that the proceeds received from the sale of Vested Shares pursuant to Section 6(a) will be used to satisfy the Withholding Taxes and, accordingly, Grantee hereby authorizes AH&H to pay such proceeds to the Company for such purpose. Grantee understands that to the extent that the proceeds obtained by such sale exceed the amount necessary to satisfy the Withholding Taxes, such excess proceeds shall be deposited into the Account. Grantee understands that the sale described in Section 6(a) constitutes an estimate and that to the extent that the proceeds obtained by such sale are deficient of the amount necessary to satisfy the Withholding Taxes, Grantee authorizes AH&H to sell, at the market price as soon as practicable, the number of Vested Shares that the Company and AH&H have determined is necessary to obtain proceeds sufficient to satisfy the Withholding Taxes. Grantee further understands that any remaining Vested Shares shall be deposited into the Account.

     (c) Grantee acknowledges and agrees that if the number of Vested Shares available for sale is insufficient to satisfy the Grantee's Withholding Taxes, or if a sale of Shares is not possible for any reason, then the Grantee will make arrangements for the satisfaction of the portion of the Withholding Taxes that cannot be satisfied through the sale of Vested Shares. In addition, Grantee acknowledges and agrees that, if the number of Vested Shares available for sale is insufficient to satisfy the Grantee's Withholding Taxes with respect to an 83(b) Election, Grantee shall deliver a check to the Company within 24 hours following the election for the difference of such obligation.

(d) Grantee acknowledges and agrees that, notwithstanding the foregoing, solely in the event Grantee is prevented from duly executing the Standing Order by virtue of the possession of material inside information regarding the Company, Grantee is required to submit a check in an amount sufficient to satisfy the Withholding Taxes on every Vesting Date. Grantee shall execute the Standing Order immediately upon eligibility to do so.

     8. Section 83(b) Election. Grantee understands that Section 83(a) of the Internal Revenue Code of 1986, as amended (the "Code"), taxes as ordinary income the difference between the amount paid for the Shares and the fair market value of the Shares as of the date any restrictions on the Shares lapse. In this context, "restriction" means the risk of forfeiture pursuant to Section 3 of this Agreement. Grantee understands that Grantee may elect to be taxed at the time the Shares are granted, rather than when and as the Shares vest (and the risk of forfeiture lapses), by filing an election under Section 83(b) (an "83(b) Election") of the Code with the Internal Revenue Service within 30 days from the Grant Date. Grantee understands that failure to file such an election in a timely manner may result in adverse tax consequences for Grantee. Grantee further understands that an additional copy of such election form should be filed with his or her federal income tax return for the calendar year in which the date of this Agreement falls. Grantee acknowledges that the foregoing is only a summary of the effect of United States federal income taxation with respect to Grant of the Shares hereunder, and does not purport to be complete. Grantee further acknowledges that the Company has directed Grantee to seek independent advice regarding the applicable provisions of the Code, the income tax laws of any municipality, state or foreign country in which Grantee may reside, the tax consequences of Grantee's death and the decision as to whether or not to file an 83(b) Election in connection with the acquisition of the Shares.

     Grantee agrees that he or she will execute and deliver to the Company with this executed Agreement a copy of the Acknowledgment and Statement of Decision Regarding Section 83(b) Election (the "Acknowledgment"), attached hereto as Exhibit C. Grantee further agrees that Grantee will execute and submit with the Acknowledgment a copy of the 83(b) Election, attached hereto as Exhibit D, if Grantee has indicated in the Acknowledgment his or her decision to make such an election.

     9. Miscellaneous.

     (a) Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of California, without giving effect to principles of conflicts of law.

     (b) Entire Agreement; Enforcement of Rights. This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter herein and merges all prior discussions between them. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless in writing signed by the parties to this Agreement. The failure by either party to enforce any rights under this Agreement shall not be construed as a waiver of any rights of such party.

     (c) Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of this Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of this Agreement shall be enforceable in accordance with its terms.

     (d) Construction. This Agreement is the result of negotiations between and has been reviewed by each of the parties hereto and their respective counsel, if any; accordingly, this Agreement shall be deemed to be the product of all of the parties hereto, and no ambiguity shall be construed in favor of or against any one of the parties hereto.

     (e) Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient when delivered personally or sent by telegram or fax or 48 hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, and addressed to the party to be notified at such party's address or fax number as set forth below or as subsequently modified by written notice.

     (f)   Counterparts.   This  Agreement  may  be  executed  in  two  or  more
counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

     (g) Successors and Assigns. The rights and benefits of this Agreement shall inure to the benefit of, and be enforceable by the Company's successors and assigns. The rights and obligations of Grantee under this Agreement may only be assigned with the prior written consent of the Company.

     (h) Dividend and Voting Rights. Subject to the restrictions contained in this Agreement, Grantee shall have the rights of a stockholder with respect to the Shares, including the right to vote all such Shares, including Unvested Shares, and to receive all dividends, cash or stock, paid or delivered thereon, from and after the earlier of the date hereof. In the event of forfeiture of Unvested Shares, Grantee shall have no further rights with respect to such Unvested Shares. However, the forfeiture of Unvested Shares pursuant to Section 3 hereof shall not create any obligation to repay dividends received as to such Unvested Shares, nor shall such forfeiture invalidate any votes given by Grantee with respect to such Shares prior to forfeiture.

     (i) Nature of Payments. Any and all grants or deliveries of Shares hereunder shall constitute special incentive payments to Grantee and shall not be taken into account in computing the amount of salary or compensation of Grantee for the purpose of determining any retirement, death or other benefits under (a) any retirement, bonus, life insurance or other employee benefit plan of the Company, or (b) any agreement between the Company on the one hand, and Grantee on the other hand, except as such plan or agreement shall otherwise expressly provide.

                            [Signature Page Follows]

          The parties have executed this Agreement as of the date first set forth above.

                       NETCENTIVES INC.


                       By:
                           -----------------------------------------------------

                       Title:
                              --------------------------------------------------

                       Address:

                       ---------------------------------------------------------

                       ---------------------------------------------------------



         GRANTEE ACKNOWLEDGES AND AGREES THAT THE VESTING OF SHARES PURSUANT TO
SECTION 3 HEREOF IS EARNED ONLY BY CONTINUING SERVICE AS AN EMPLOYEE AT THE WILL OF THE COMPANY. GRANTEE FURTHER ACKNOWLEDGES AND AGREES THAT NOTHING IN THIS AGREEMENT SHALL CONFER UPON GRANTEE ANY RIGHT WITH RESPECT TO CONTINUATION OF SUCH EMPLOYMENT RELATIONSHIP WITH THE COMPANY, NOR SHALL IT INTERFERE IN ANY WAY WITH GRANTEE'S RIGHT OR THE COMPANY'S RIGHT TO TERMINATE GRANTEE'S EMPLOYMENT RELATIONSHIP AT ANY TIME, WITH OR WITHOUT CAUSE.

                       GRANTEE:


                       By:
                           -----------------------------------------------------

                       Title:
                              --------------------------------------------------

                       Address:

                       ---------------------------------------------------------

                       ---------------------------------------------------------

     I,  ____________________________________,  spouse of Grantee, have read and hereby approve the foregoing Agreement. In consideration of the Company's granting my spouse the right to Grant the Shares as set forth in the Agreement, I hereby agree to be irrevocably bound by the Agreement and further agree that any community property or similar interest that I may have in the Shares shall be similarly bound by the Agreement. I hereby appoint my spouse as my attorney-in-fact with respect to any amendment or exercise of any rights under the Agreement.


                       ---------------------------------------------------------
                       Spouse of Grantee

                                    EXHIBIT A

                      ASSIGNMENT SEPARATE FROM CERTIFICATE


     FOR VALUE RECEIVED and pursuant to that certain Restricted Stock Agreement between the undersigned ("Grantee") and Netcentives Inc. (the "Company") dated ___________________ (the "Agreement"), Grantee hereby sells, assigns, transfers unto the Company _____________________________ (______________) shares of the
Common Stock of the Company standing in Grantee's name on the Company's books and represented by Certificate No. __________, and does hereby irrevocably constitute and appoint ________________________ to transfer said stock on the books of the Company with full power of substitution in the premises. THIS ASSIGNMENT MAY ONLY BE USED AS AUTHORIZED BY THE AGREEMENT AND THE EXHIBITS THERETO.



Dated:
      -----------------        GRANTEE:


                               -------------------------------------------------
                               (Signature)


                               -------------------------------------------------
                               Spouse of Grantee (Signature)


Instruction: Please do not fill in any blanks other than the signature line. The purpose of this assignment is to enable the Company to forfeiture provision set forth in the Agreement without requiring additional signatures on the part of Grantee.

                                    EXHIBIT B

                    IRREVOCABLE STANDING ORDER TO SELL SHARES


     I, , have been granted ___________ shares of restricted stock by Netcentives Inc. (the "Company"), which is evidenced by a Restricted Stock Agreement between me and the Company (the "Agreement," copy attached). Provided that I remain employed by the Company on each vesting date, the shares vest according to the following schedule:

               [applicable vesting schedule will be inserted here]

     I understand that on each vesting date, the vested shares (the "Shares") will be deposited into my account No. ____________________ at Adams, Harkness and Hill ("AH&H") and that I will recognize taxable ordinary income as a result. In addition, if I make an election under Section 83(b) of the Internal Revenue Code of 1986, I will also be required to recognize ordinary income with respect to unvested shares. Pursuant to the terms of this Agreement and as a condition of my receipt of the Shares, I understand and agree that, I must sell a number of shares sufficient to satisfy all withholding taxes applicable to that ordinary income. Therefore, I HEREBY DIRECT AH&H TO SELL, AT THE MARKET PRICE AND ON EACH VESTING DATE LISTED ABOVE, OR UPON MY ELECTION UNDER SECTION 83(b), (OR THE FIRST BUSINESS DAY THEREAFTER IF SUCH DATE SHOULD FALL ON A DAY WHEN THE MARKET IS CLOSED), THE NUMBER OF SHARES THAT THE COMPANY INFORMS AH&H IS SUFFICIENT TO SATISFY THE APPLICABLE WITHHOLDING TAXES, WHICH SHALL BE CALCULATED BASED ON THE CLOSING PRICE OF THE COMPANY'S COMMON STOCK ON THE LAST TRADING DAY BEFORE SUCH DATE. I understand that AH&H will remit the proceeds to the Company for payment of the withholding taxes.

     I hereby agree to indemnify and hold AH&H harmless from and against all losses, liabilities, damages, claims and expenses, including reasonable attorneys' fees and court costs, arising out of any (i) negligent act, omission or willful misconduct by the Company in carrying out actions pursuant to the third sentence of the preceding paragraph and (ii) any action taken or omitted by AH&H in good faith reliance upon instructions herein or upon instructions or information transmitted to AH&H by the Company pursuant to the third sentence of the preceding paragraph.

I understand and agree that by signing below, I am making an Irrevocable Standing Order to Sell Shares which will remain in effect until all of the shares have vested. I also agree that his Irrevocable Standing Order to Sell Shares is in addition to and subject to the terms and conditions of any existing Account Agreement that I have with AH&H. I further understand and agree that by signing below, I am certifying that I am not currently in possession of material inside information regarding the Company.



--------------------------            ------------------------------------------
Signature                             Signature (Additional Account Holder)


--------------------------            ------------------------------------------
Print Name                            Print Name


Dated: June ___, 2001                 Dated: June ___, 2001

                                    EXHIBIT C

                    ACKNOWLEDGMENT AND STATEMENT OF DECISION
                        REGARDING SECTION 83(b) ELECTION


     The undersigned has entered a Restricted Stock Agreement with Netcentives Inc., a Delaware corporation (the "Company"), pursuant to which the undersigned was granted _________________ shares of Common Stock of the Company (the "Shares") pursuant to the Company's 1996 Stock Option Plan. In connection with the grant of the Shares, the undersigned hereby represents as follows:

     1. The undersigned has carefully reviewed the Agreement pursuant to which the undersigned is granted the Shares.

     2. The undersigned either [check and complete as applicable]:

     (a) |_| has consulted, and has been fully advised by, the undersigned's own tax advisor, _____________________________, whose business address is _____________________________________, regarding the federal, state and local tax consequences of being granted the Shares, and particularly regarding the advisability of making elections pursuant to Section 83(b) of the Internal Revenue Code of 1986, as amended (the "Code") and pursuant to the corresponding provisions, if any, of applicable state law; or

     (b)  |_| has knowingly chosen not to consult such a tax advisor.

     3. The undersigned hereby states that the undersigned has decided [check as applicable]:

     (a) |_| to make an election pursuant to Section 83(b) of the Code, and is submitting to the Company, together with the undersigned's executed Agreement, an executed form entitled "Election Under Section 83(b) of the Internal Revenue Code of 1986"; or

     (b)  |_| not to make an election pursuant to Section 83(b) of the Code.

     4. Neither the Company nor any subsidiary or representative of the Company has made any warranty or representation to the undersigned with respect to the tax consequences of the undersigned's Grant of the Shares or of the making or failure to make an election pursuant to Section 83(b) of the Code or the corresponding provisions, if any, of applicable state law.



Date:
      ------------------------       -------------------------------------------
                                     Grantee



Date:
      ------------------------       -------------------------------------------
                                     Spouse of Grantee

                                    EXHIBIT D

                          ELECTION UNDER SECTION 83(b)
                      OF THE INTERNAL REVENUE CODE OF 1986


     The undersigned taxpayer hereby elects, pursuant to Section 83(b) of the Internal Revenue Code, to include in taxpayer's gross income for the current taxable year, the amount of any compensation taxable to taxpayer in connection with taxpayer's receipt of the property described below:

     1. The name, address, taxpayer identification number and taxable year of the undersigned are as follows:

     NAME OF TAXPAYER:
                      ----------------------------------------------------------

     NAME OF SPOUSE:
                      ----------------------------------------------------------

     ADDRESS:
                      ----------------------------------------------------------

                      ----------------------------------------------------------

     IDENTIFICATION NO. OF TAXPAYER:
                                    --------------------------------------------

     IDENTIFICATION NO. OF SPOUSE:
                                  ----------------------------------------------

     TAXABLE YEAR:
                  --------------------------------------------------------------

     2. The property with respect to which the election is made is described as follows:

     ______________   shares  of  the  Common  Stock  $_______  par  value,   of
Netcentives Inc., a Delaware corporation (the "Company").

     3. The date on which the property was transferred is: __________________

     4. The property is subject to the following restrictions:

     Forfeiture upon termination of taxpayer's employment relationship.

     5. The fair market value at the time of transfer, determined without regard to any restriction other than a restriction which by its terms will never lapse, of such property is: $_____________.

     6. The amount (if any) paid for such property: $______________

     The undersigned has submitted a copy of this statement to the person for whom the services were performed in connection with the undersigned's receipt of the above-described property. The transferee of such property is the person performing the services in connection with the transfer of said property.

     The undersigned understands that the foregoing election may not be revoked except with the consent of the Commissioner.



Dated:
       -----------------------       -------------------------------------------
                                     Taxpayer


Dated:
       -----------------------       -------------------------------------------
                                     Spouse of Taxpayer

                                    EXHIBIT E

                 CERTIFICATION OF LOSS STOCK OPTION GRANT NOTICE


     The undersigned hereby certifies that he or she has either lost the Notice of Stock Option Grant evidencing the grant of _________ stock options on ______________ or that such Notice has been destroyed. The undersigned is executing this certification in lieu of returning such Notice as part of a Tender of the options described in the Notice. The undersigned agrees that such options are hereby cancelled. If such Notice is later discovered, the Notice will be immediately returned to Netcentives Inc.



Dated:
       -----------------------       -------------------------------------------
                                     Optionee


Dated:
       -----------------------       -------------------------------------------
                                     Spouse of Optionee

                                                                  Exhibit (d)(3)


                            POST COMMUNICATIONS, INC.


                                 1997 STOCK PLAN


                           ADOPTED ON NOVEMBER 6, 1997
                     AMENDED AND RESTATED ON MARCH 12, 1998
                             AND SEPTEMBER 23, 1998

                                TABLE OF CONTENTS


                                                                        Page No.


SECTION 1.         ESTABLISHMENT AND PURPOSE...................................1


SECTION 2.         ADMINISTRATION..............................................1

   (a)   Committees of the Board of Directors..................................1
   (b)   Authority of the Board of Directors...................................1

SECTION 3.         ELIGIBILITY.................................................1

   (a)   General Rule..........................................................1
   (b)   Ten-Percent Stockholders..............................................1

SECTION 4.         STOCK SUBJECT TO PLAN.......................................2

   (a)   Basic Limitation......................................................2
   (b)   Additional Shares.....................................................2

SECTION 5.         TERMS AND CONDITIONS OF AWARDS OR SALES.....................2

   (a)   Stock Purchase Agreement..............................................2
   (b)   Duration of Offers and Nontransferability of Rights...................2
   (c)   Purchase Price........................................................2
   (d)   Withholding Taxes.....................................................3
   (e)   Restrictions on Transfer of Shares and Minimum Vesting................3
   (f)   Accelerated Vesting...................................................3

SECTION 6.         TERMS AND CONDITIONS OF OPTIONS.............................3

   (a)   Stock Option Agreement................................................3
   (b)   Number of Shares......................................................3
   (c)   Exercise Price........................................................3
   (d)   Withholding Taxes.....................................................4
   (e)   Exercisability........................................................4
   (f)   Accelerated Exercisability............................................4
   (g)   Basic Term............................................................4
   (h)   Nontransferability....................................................4
   (i)   Termination of Service (Except by Death)..............................5
   (j)   Leaves of Absence.....................................................5
   (k)   Death of Optionee.....................................................5
   (l)   No Rights as a Stockholder............................................6
   (m)   Modification, Extension and Assumption of Options.....................6
   (n)   Restrictions on Transfer of Shares and Minimum Vesting................6
   (o)   Accelerated Vesting...................................................6

SECTION 7.         PAYMENT FOR SHARES..........................................6

   (a)   General Rule..........................................................6
   (b)   Surrender of Stock....................................................7
   (c)   Services Rendered.....................................................7
   (d)   Promissory Note.......................................................7
   (e)   Exercise/Sale.........................................................7
   (f)   Exercise/Pledge.......................................................7

SECTION 8.         ADJUSTMENT OF SHARES........................................7

   (a)   General.  7
   (b)   Mergers and Consolidations............................................8
   (c)   Reservation of Rights.................................................8

SECTION 9.         SECURITIES LAW REQUIREMENTS.................................8

   (a)   General...............................................................8
   (b)   Financial Reports.....................................................8

SECTION 10.        NO RETENTION RIGHTS.........................................9


SECTION 11.        DURATION AND AMENDMENTS.....................................9

   (a)   Term of the Plan......................................................9
   (b)   Right to Amend or Terminate the Plan..................................9
   (c)   Amendments............................................................9
   (d)   Effect of Amendment or Termination....................................9

SECTION 12.        DEFINITIONS.................................................9


SECTION 13.        EXECUTION..................................................12

                    POST COMMUNICATIONS, INC. 1997 STOCK PLAN



SECTION 1.........Establishment And Purpose.

     The purpose of the Plan is to offer selected individuals an opportunity to acquire a proprietary interest in the success of the Company, or to increase such interest, by purchasing Shares of the Company's Stock. The Plan provides both for the direct award or sale of Shares and for the grant of Options to purchase Shares. Options granted under the Plan may include Nonstatutory Options as well as ISOs intended to qualify under Section 422 of the Code.

     Capitalized terms are defined in Section 12.

SECTION 2.........Administration.

     (a) Committees of the Board of Directors. The Plan may be administered by one or more Committees. Each Committee shall consist of one or more members of the Board of Directors who have been appointed by the Board of Directors. Each Committee shall have such authority and be responsible for such functions as the Board of Directors has assigned to it. If no Committee has been appointed, the entire Board of Directors shall administer the Plan. Any reference to the Board of Directors in the Plan shall be construed as a reference to the Committee (if any) to whom the Board of Directors has assigned a particular function.

     (b) Authority of the Board of Directors. Subject to the provisions of the Plan, the Board of Directors shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the Plan. All decisions, interpretations and other actions of the Board of Directors shall be final and binding on all Purchasers, all Optionees and all persons deriving their rights from a Purchaser or Optionee.

SECTION 3.........Eligibility.

     (a) General Rule. Only Employees, Outside Directors and Consultants shall be eligible for the grant of Options or the direct award or sale of Shares. Only Employees shall be eligible for the grant of ISOs.

     (b) Ten-Percent Stockholders. An individual who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company, its Parent or any of its Subsidiaries shall not be eligible for designation as an Optionee or Purchaser unless (i) the Exercise Price is at least 110% of the Fair Market Value of a Share on the date of grant, (ii) the Purchase Price (if any) is at least 100% of the Fair Market Value of a Share and (iii) in the case of an ISO, such ISO by its terms is not exercisable after the expiration of five years from the date of grant. For purposes of this Subsection (b), in determining stock ownership, the attribution rules of Section 424(d) of the Code shall be applied.

SECTION 4.........Stock Subject To Plan.

     (a) Basic Limitation. Shares offered under the Plan may be authorized but unissued Shares or treasury Shares. The aggregate number of Shares that may be issued under the Plan (upon exercise of Options or other rights to acquire Shares) shall not exceed 1,571,500 (1) Shares, subject to adjustment pursuant to
Section 8. The number of Shares that are subject to Options or other rights outstanding at any time under the Plan shall not exceed the number of Shares that then remain available for issuance under the Plan. The Company, during the term of the Plan, shall at all times reserve and keep available sufficient Shares to satisfy the requirements of the Plan.

     (b) Additional Shares. In the event that any outstanding Option or other right for any reason expires or is canceled or otherwise terminated, the Shares allocable to the unexercised portion of such Option or other right shall again be available for the purposes of the Plan. In the event that Shares issued under the Plan are reacquired by the Company pursuant to any forfeiture provision, right of repurchase or right of first refusal, such Shares shall again be available for the purposes of the Plan, except that the aggregate number of Shares which may be issued upon the exercise of ISOs shall in no event exceed 1,571,500 Shares (subject to adjustment pursuant to Section 8).

SECTION 5.........Terms And Conditions Of Awards Or Sales.

     (a) Stock Purchase Agreement. Each award or sale of Shares under the Plan (other than upon exercise of an Option) shall be evidenced by a Stock Purchase Agreement between the Purchaser and the Company. Such award or sale shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Board of Directors deems appropriate for inclusion in a Stock Purchase Agreement. The provisions of the various Stock Purchase Agreements entered into under the Plan need not be identical.

     (b) Duration of Offers and Nontransferability of Rights. Any right to acquire Shares under the Plan (other than an Option) shall automatically expire if not exercised by the Purchaser within 30 days after the grant of such right was communicated to the Purchaser by the Company. Such right shall not be transferable and shall be exercisable only by the Purchaser to whom such right was granted.

     (c) Purchase Price. The Purchase Price of Shares to be offered under the Plan shall not be less than 85% of the Fair Market Value of such Shares, and a higher percentage may be required by Section 3(b). Subject to the preceding sentence, the Purchase Price shall be determined by the Board of Directors at its sole discretion. The Purchase Price shall be payable in a form described in
Section 7.


------------------------------------
(1) Reflects 400,500 share increase approved by the Board of Directors on September 23, 1998, subject to stockholder approval.

     (d) Withholding Taxes. As a condition to the purchase of Shares, the Purchaser shall make such arrangements as the Board of Directors may require for the satisfaction of any federal, state, local or foreign withholding tax obligations that may arise in connection with such purchase.

     (e) Restrictions on Transfer of Shares and Minimum Vesting. Any Shares awarded or sold under the Plan shall be subject to such special forfeiture conditions, rights of repurchase, rights of first refusal and other transfer restrictions as the Board of Directors may determine. Such restrictions shall be set forth in the applicable Stock Purchase Agreement and shall apply in addition to any restrictions that may apply to holders of Shares generally. In the case of a Purchaser who is not an officer of the Company, an Outside Director or a Consultant, any right to repurchase the Purchaser's Shares at the original Purchase Price (if any) upon termination of the Purchaser's Service shall lapse at least as rapidly as 20% per year over the five-year period commencing on the date of the award or sale of the Shares. Any such right may be exercised only within 90 days after the termination of the Purchaser's Service for cash or for cancellation of indebtedness incurred in purchasing the Shares.

     (f) Accelerated Vesting. Unless the applicable Stock Purchase Agreement provides otherwise, any right to repurchase a Purchaser's Shares at the original Purchase Price (if any) upon termination of the Purchaser's Service shall lapse and all of such Shares shall become vested if (i) the Company is subject to a Change in Control before the Purchaser's Service terminates and (ii) the repurchase right is not assigned to the entity that employs the Purchaser immediately after the Change in Control or to its parent or subsidiary. Notwithstanding the foregoing and unless the applicable Stock Purchase Agreement provides otherwise, in the event of a Change in Control, any right to repurchase a Purchaser's Shares at the original Purchase Price (if any) upon termination of the Purchaser's Service shall lapse and an additional number of Shares shall become vested, as if the Purchaser provided an additional twelve (12) months of Service, and the remaining unvested Shares shall continue to vest in accordance with the vesting schedule provided in the Summary of Stock Purchase attached to such Stock Purchase Agreement.

SECTION 6.........Terms And Conditions Of Options.

     (a) Stock Option Agreement. Each grant of an Option under the Plan shall be evidenced by a Stock Option Agreement between the Optionee and the Company. Such Option shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Board of Directors deems appropriate for inclusion in a Stock Option Agreement. The provisions of the various Stock Option Agreements entered into under the Plan need not be identical.

     (b) Number of Shares. Each Stock Option Agreement shall specify the number of Shares that are subject to the Option and shall provide for the adjustment of such number in accordance with Section 8. The Stock Option Agreement shall also specify whether the Option is an ISO or a Nonstatutory Option.

     (c) Exercise Price. Each Stock Option Agreement shall specify the Exercise Price. The Exercise Price of an ISO shall not be less than 100% of the Fair Market Value of a Share on the date of grant, and a higher percentage may be required by Section 3(b). The Exercise Price of a Nonstatutory Option shall not be less than 85% of the Fair Market Value of a Share on the date of grant, and a higher percentage may be required by Section 3(b). Subject to the preceding two sentences, the Exercise Price under any Option shall be determined by the Board of Directors at its sole discretion. The Exercise Price shall be payable in a form described in Section 7.

     (d) Withholding Taxes. As a condition to the exercise of an Option, the Optionee shall make such arrangements as the Board of Directors may require for the satisfaction of any federal, state, local or foreign withholding tax obligations that may arise in connection with such exercise. The Optionee shall also make such arrangements as the Board of Directors may require for the satisfaction of any federal, state, local or foreign withholding tax obligations that may arise in connection with the disposition of Shares acquired by exercising an Option.

     (e) Exercisability. Each Stock Option Agreement shall specify the date when all or any installment of the Option is to become exercisable. In the case of an Optionee who is not an officer of the Company, an Outside Director or a Consultant, an Option shall become exercisable at least as rapidly as 20% per year over the five-year period commencing on the date of grant. Subject to the preceding sentence, the exercisability provisions of any Stock Option Agreement shall be determined by the Board of Directors at its sole discretion.

     (f) Accelerated Exercisability. Unless the applicable Stock Option Agreement provides otherwise, all of an Optionee's Options shall become vested and exercisable in full if (i) the Company is subject to a Change in Control before the Optionee's Service terminates, (ii) such Options do not remain outstanding, (iii) such Options are not assumed by the surviving corporation or its parent and (iv) the surviving corporation or its parent does not substitute options with substantially the same terms for such Options. Notwithstanding the foregoing and unless the applicable Stock Option Agreement provides otherwise, in the event of a Change in Control, a portion of an Optionee's Options shall become vested and exercisable, as if the Optionee provided an additional twelve
(12) months of Service, and the remaining unvested Shares shall continue to vest in accordance with the vesting schedule provided in the Notice of Stock Option Grant attached to such Stock Option Agreement.

     (g) Basic Term. The Stock Option Agreement shall specify the term of the Option. The term shall not exceed 10 years from the date of grant, and a shorter term may be required by Section 3(b). Subject to the preceding sentence, the Board of Directors at its sole discretion shall determine when an Option is to expire.

     (h) Nontransferability. No Option shall be transferable by the Optionee other than by beneficiary designation, will or the laws of descent and distribution. An Option may be exercised during the lifetime of the Optionee only by the Optionee or by the Optionee's guardian or legal representative. No Option or interest therein may be transferred, assigned, pledged or hypothecated by the Optionee during the Optionee's lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process.

     (i) Termination of Service (Except by Death). If an Optionee's Service terminates for any reason other than the Optionee's death, then the Optionee's Options shall expire on the earliest of the following occasions:

          (i)  The expiration date determined pursuant to Subsection (g) above;

          (ii) The date three months after the termination of the Optionee's Service for any reason other than Disability, or such later date as the Board of Directors may determine; or

          (iii)The date six months after the termination of the Optionee's Service by reason of Disability, or such later date as the Board of Directors may determine.

The Optionee may exercise all or part of the Optionee's Options at any time before the expiration of such Options under the preceding sentence, but only to the extent that such Options had become exercisable before the Optionee's Service terminated (or became exercisable as a result of the termination) and the underlying Shares had vested before the Optionee's Service terminated (or vested as a result of the termination). The balance of such Options shall lapse when the Optionee's Service terminates. In the event that the Optionee dies after the termination of the Optionee's Service but before the expiration of the Optionee's Options, all or part of such Options may be exercised (prior to expiration) by the executors or administrators of the Optionee's estate or by any person who has acquired such Options directly from the Optionee by beneficiary designation, bequest or inheritance, but only to the extent that such Options had become exercisable before the Optionee's Service terminated (or became exercisable as a result of the termination) and the underlying Shares had vested before the Optionee's Service terminated (or vested as a result of the termination).

     (j) Leaves of Absence. For purposes of Subsection (i) above, Service shall be deemed to continue while the Optionee is on a bona fide leave of absence, if such leave was approved by the Company in writing and if continued crediting of Service for this purpose is expressly required by the terms of such leave or by applicable law (as determined by the Company).

     (k) Death of Optionee. If an Optionee dies while the Optionee is in Service, then the Optionee's Options shall expire on the earlier of the following dates:

          (i)  The expiration date determined  pursuant to Subsection (g) above;
               or

          (ii) The date 12 months after the Optionee's death.

All or part of the Optionee's Options may be exercised at any time before the expiration of such Options under the preceding sentence by the executors or administrators of the Optionee's estate or by any person who has acquired such Options directly from the Optionee by beneficiary designation, bequest or inheritance, but only to the extent that such Options had become exercisable before the Optionee's death or became exercisable as a result of the death. The balance of such Options shall lapse when the Optionee dies.

     (l) No Rights as a Stockholder. An Optionee, or a transferee of an Optionee, shall have no rights as a stockholder with respect to any Shares covered by the Optionee's Option until such person becomes entitled to receive such Shares by filing a notice of exercise and paying the Exercise Price pursuant to the terms of such Option.

     (m) Modification, Extension and Assumption of Options. Within the limitations of the Plan, the Board of Directors may modify, extend or assume outstanding Options or may accept the cancellation of outstanding Options (whether granted by the Company or another issuer) in return for the grant of new Options for the same or a different number of Shares and at the same or a different Exercise Price. The foregoing notwithstanding, no modification of an Option shall, without the consent of the Optionee, impair the Optionee's rights or increase the Optionee's obligations under such Option.

     (n) Restrictions on Transfer of Shares and Minimum Vesting. Any Shares issued upon exercise of an Option shall be subject to such special forfeiture conditions, rights of repurchase, rights of first refusal and other transfer restrictions as the Board of Directors may determine. Such restrictions shall be set forth in the applicable Stock Option Agreement and shall apply in addition to any restrictions that may apply to holders of Shares generally. In the case of an Optionee who is not an officer of the Company, an Outside Director or a Consultant, any right to repurchase the Optionee's Shares at the original Exercise Price upon termination of the Optionee's Service shall lapse at least as rapidly as 20% per year over the five-year period commencing on the date of the option grant. Any such repurchase right may be exercised only within 90 days after the termination of the Optionee's Service for cash or for cancellation of indebtedness incurred in purchasing the Shares.

     (o) Accelerated Vesting. Unless the applicable Stock Option Agreement provides otherwise, any right to repurchase an Optionee's Shares at the original Exercise Price upon termination of the Optionee's Service shall lapse and all of such Shares shall become vested if (i) the Company is subject to a Change in Control before the Optionee's Service terminates and (ii) the repurchase right is not assigned to the entity that employs the Optionee immediately after the Change in Control or to its parent or subsidiary. Notwithstanding the foregoing and unless the applicable Stock Option Agreement provides otherwise, in the event of a Change in Control, any right to repurchase an Optionee's Shares at the original Exercise Price upon termination of the Optionee's Service shall lapse and an additional number of Shares shall become vested, as if the Optionee provided an additional twelve (12) months of Service, and the remaining unvested Shares shall continue to vest in accordance with the vesting schedule provided in the Notice of Stock Option Grant attached to such Stock Option Agreement.

SECTION 7.........Payment For Shares.

     (a) General Rule. The entire Purchase Price or Exercise Price of Shares issued under the Plan shall be payable in cash or cash equivalents at the time when such Shares are purchased, except as otherwise provided in this Section 7.

     (b) Surrender of Stock. To the extent that a Stock Option Agreement so provides, all or any part of the Exercise Price may be paid by surrendering, or attesting to the ownership of, Shares that are already owned by the Optionee. Such Shares shall be surrendered to the Company in good form for transfer and shall be valued at their Fair Market Value on the date when the Option is exercised. The Optionee shall not surrender, or attest to the ownership of, Shares in payment of the Exercise Price if such action would cause the Company to recognize compensation expense (or additional compensation expense) with respect to the Option for financial reporting purposes.

     (c) Services Rendered. At the discretion of the Board of Directors, Shares may be awarded under the Plan in consideration of services rendered to the Company, a Parent or a Subsidiary prior to the award. At the discretion of the Board of Directors, Shares may also be awarded under the Plan in consideration of services to be rendered to the Company, a Parent or a Subsidiary after the award, except that the par value of such Shares, if newly issued, shall be paid in cash or cash equivalents.

     (d) Promissory  Note. To the extent that a Stock Option  Agreement or Stock
Purchase Agreement so provides, all or a portion of the Exercise Price or Purchase Price (as the case may be) of Shares issued under the Plan may be paid with a full-recourse promissory note. However, the par value of the Shares, if newly issued, shall be paid in cash or cash equivalents. The Shares shall be pledged as security for payment of the principal amount of the promissory note and interest thereon. The interest rate payable under the terms of the promissory note shall not be less than the minimum rate (if any) required to avoid the imputation of additional interest under the Code. Subject to the foregoing, the Board of Directors (at its sole discretion) shall specify the term, interest rate, amortization requirements (if any) and other provisions of such note.

     (e) Exercise/Sale. To the extent that a Stock Option Agreement so provides, and if Stock is publicly traded, payment may be made all or in part by the delivery (on a form prescribed by the Company) of an irrevocable direction to a securities broker approved by the Company to sell Shares and to deliver all or part of the sales proceeds to the Company in payment of all or part of the Exercise Price and any withholding taxes.

     (f) Exercise/Pledge. To the extent that a Stock Option Agreement so provides, and if Stock is publicly traded, payment may be made all or in part by the delivery (on a form prescribed by the Company) of an irrevocable direction to pledge Shares to a securities broker or lender approved by the Company, as security for a loan, and to deliver all or part of the loan proceeds to the Company in payment of all or part of the Exercise Price and any withholding taxes.

SECTION 8.........Adjustment Of Shares.

     (a) General. In the event of a subdivision of the outstanding Stock, a declaration of a dividend payable in Shares, a declaration of an extraordinary dividend payable in a form other than Shares in an amount that has a material effect on the Fair Market Value of the Stock, a combination or consolidation of the outstanding Stock into a lesser number of Shares, a recapitalization, a spin-off, a reclassification or a similar occurrence, the Board of Directors shall make appropriate adjustments in one or more of (i) the number of Shares available for future grants under Section 4, (ii) the number of Shares covered by each outstanding Option or (iii) the Exercise Price under each outstanding Option.

     (b) Mergers and Consolidations. In the event that the Company is a party to a merger or consolidation, outstanding Options shall be subject to the agreement of merger or consolidation. Such agreement, without the Optionees' consent, may provide for:

          (i) The continuation of such outstanding Options by the Company (if the Company is the surviving corporation);

          (ii) The assumption of the Plan and such outstanding Options by the surviving corporation or its parent;

          (iii)The substitution by the surviving corporation or its parent of options with substantially the same terms for such outstanding Options; or

          (iv) The cancellation of such outstanding Options without payment of any consideration.

     (c) Reservation of Rights. Except as provided in this Section 8, an Optionee or Purchaser shall have no rights by reason of (i) any subdivision or consolidation of shares of stock of any class, (ii) the payment of any dividend or (iii) any other increase or decrease in the number of shares of stock of any class. Any issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or Exercise Price of Shares subject to an Option. The grant of an Option pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, to merge or consolidate or to dissolve, liquidate, sell or transfer all or any part of its business or assets.

SECTION 9.........Securities Law Requirements.

     (a) General. Shares shall not be issued under the Plan unless the issuance and delivery of such Shares comply with (or are exempt from) all applicable requirements of law, including (without limitation) the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, state securities laws and regulations, and the regulations of any stock exchange or other securities market on which the Company's securities may then be traded.

     (b) Financial Reports. The Company each year shall furnish to Optionees, Purchasers and stockholders who have received Stock under the Plan its balance sheet and income statement, unless such Optionees, Purchasers or stockholders are key Employees whose duties with the Company assure them access to equivalent information. Such balance sheet and income statement need not be audited.

SECTION 10........  No Retention Rights.

     Nothing in the Plan or in any right or Option granted under the Plan shall confer upon the Purchaser or Optionee any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company (or any Parent or Subsidiary employing or retaining the Purchaser or Optionee) or of the Purchaser or Optionee, which rights are hereby expressly reserved by each, to terminate his or her Service at any time and for any reason, with or without cause.

SECTION 11........  Duration and Amendments.

     (a) Term of the Plan. The Plan, as set forth herein, shall become effective on the date of its adoption by the Board of Directors, subject to the approval of the Company's stockholders. In the event that the stockholders fail to approve the Plan within 12 months after its adoption by the Board of Directors, any grants of Options or sales or awards of Shares that have already occurred shall be rescinded, and no additional grants, sales or awards shall be made thereafter under the Plan. The Plan shall terminate automatically 10 years after its adoption by the Board of Directors and may be terminated on any earlier date pursuant to Subsection (b) below.

     (b) Right to Amend or Terminate the Plan. The Board of Directors may amend, suspend or terminate the Plan at any time and for any reason; provided, however, that any amendment of the Plan which increases the number of Shares available for issuance under the Plan (except as provided in Section 8), or which materially changes the class of persons who are eligible for the grant of ISOs, shall be subject to the approval of the Company's stockholders. Stockholder approval shall not be required for any other amendment of the Plan.

     (c) Amendments. On March 12, 1998, the Board of Directors approved an amendment and restatement of the Plan to provide that in the event of a Change in Control, Purchasers and Optionees shall receive vesting acceleration with respect to their Shares purchased pursuant to a Stock Purchase Agreement or Stock Option Agreement, as applicable, as if such persons performed an additional twelve (12) months of Service. On September 23, 1998, the Board of Directors approved a 400,500 share increase of the number of Shares authorized for issuance under the Plan.

     (d) Effect of Amendment or Termination. No Shares shall be issued or sold under the Plan after the termination thereof, except upon exercise of an Option granted prior to such termination. The termination of the Plan, or any amendment thereof, shall not affect any Share previously issued or any Option previously granted under the Plan.

SECTION 12........  Definitions.

     (a) "Board of Directors" shall mean the Board of Directors of the Company, as constituted from time to time.

     (b) "Change in Control" shall mean:

          (i) The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if more than 50% of the combined voting power of the continuing or surviving entity's securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who were not stockholders of the Company immediately prior to such merger, consolidation or other reorganization; or

          (ii) The sale, transfer or other disposition of all or substantially all of the Company's assets.

A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

     (c) "Code" shall mean the Internal Revenue Code of 1986, as amended.

     (d) "Committee" shall mean a committee of the Board of Directors, as described in Section 2(a).

     (e) "Company" shall mean Post Communications, Inc., a Delaware corporation.

     (f) "Consultant" shall mean a person who performs bona fide services for the Company, a Parent or a Subsidiary as a consultant or advisor, excluding Employees and Outside Directors.

     (g) "Disability" shall mean that the Optionee is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment.

     (h) "Employee" shall mean any individual who is a common-law employee of the Company, a Parent or a Subsidiary.

     (i) "Exercise Price" shall mean the amount for which one Share may be purchased upon exercise of an Option, as specified by the Board of Directors in the applicable Stock Option Agreement.

     (j) "Fair Market Value" shall mean the fair market value of a Share, as determined by the Board of Directors in good faith. Such determination shall be conclusive and binding on all persons.

     (k) "ISO"  shall mean an  employee  incentive  stock  option  described  in
Section 422(b) of the Code.

     (l) "Nonstatutory Option" shall mean a stock option not described in Sections 422(b) or 423(b) of the Code.

     (m) "Option" shall mean an ISO or Nonstatutory Option granted under the Plan and entitling the holder to purchase Shares.

     (n) "Optionee" shall mean an individual who holds an Option.

     (o) "Outside Director" shall mean a member of the Board of Directors who is not an Employee.

     (p) "Parent" shall mean any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

     (q) "Plan" shall mean this Post Communications, Inc. 1997 Stock Plan.

     (r) "Purchase Price" shall mean the consideration for which one Share may be acquired under the Plan (other than upon exercise of an Option), as specified by the Board of Directors.

     (s) "Purchaser" shall mean an individual to whom the Board of Directors has offered the right to acquire Shares under the Plan (other than upon exercise of an Option).

     (t) "Service" shall mean service as an Employee, Outside Director or Consultant.

     (u) "Share" shall mean one share of Stock,  as adjusted in accordance  with
Section 8 (if applicable).

     (v) "Stock" shall mean the Common Stock of the Company, with a par value of $0.0001 per Share.

     (w) "Stock Option Agreement" shall mean the agreement between the Company and an Optionee which contains the terms, conditions and restrictions pertaining to the Optionee's Option.

     (x) "Stock Purchase Agreement" shall mean the agreement between the Company and a Purchaser who acquires Shares under the Plan which contains the terms, conditions and restrictions pertaining to the acquisition of such Shares.

     (y) "Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

SECTION 13........  Execution.

     To record the adoption of the Plan by the Board of Directors, the Company has caused its authorized officer to execute the same.



                                        POST COMMUNICATIONS, INC.



                                        By:
                                           -------------------------------------

                                        Title:
                                              ----------------------------------

Exhibit (d)(4)


                            POST COMMUNICATIONS, INC.


                                 2000 STOCK PLAN


                          ADOPTED ON FEBRUARY 14, 2000

                                TABLE OF CONTENTS


                                                                        Page No.

SECTION 1.  ESTABLISHMENT AND PURPOSE..........................................1


SECTION 2.  ADMINISTRATION.....................................................1

   (a)   Committees of the Board of Directors..................................1
   (b)   Authority of the Board of Directors...................................1

SECTION 3.  ELIGIBILITY........................................................1

   (a)   General Rule..........................................................1
   (b)   Ten-Percent Stockholders..............................................1

SECTION 4.  STOCK SUBJECT TO PLAN..............................................2

   (a)   Basic Limitation......................................................2
   (b)   Additional Shares.....................................................2

SECTION 5.  TERMS AND CONDITIONS OF AWARDS OR SALES............................2

   (a)   Stock Purchase Agreement..............................................2
   (b)   Duration of Offers and Nontransferability of Rights...................2
   (c)   Purchase Price........................................................2
   (d)   Withholding Taxes.....................................................2
   (e)   Restrictions on Transfer of Shares and Minimum Vesting................3
   (f)  Accelerated Vesting....................................................3

SECTION 6.  TERMS AND CONDITIONS OF OPTIONS....................................3

   (a)   Stock Option Agreement................................................3
   (b)   Number of Shares......................................................3
   (c)   Exercise Price........................................................3
   (d)   Withholding Taxes.....................................................3
   (e)   Exercisability........................................................4
   (f)  Accelerated Exercisability.............................................4
   (g)   Basic Term............................................................4
   (h)   Nontransferability....................................................4
   (i)   Termination of Service (Except by Death)..............................4
   (j)   Leaves of Absence.....................................................5
   (k)   Death of Optionee.....................................................5
   (l)   No Rights as a Stockholder............................................5
   (m)   Modification, Extension and Assumption of Options.....................5
   (n)   Restrictions on Transfer of Shares and Minimum Vesting................5
   (o)  Accelerated Vesting....................................................6

SECTION 7.  PAYMENT FOR SHARES.................................................6

   (a)   General Rule..........................................................6
   (b)   Surrender of Stock....................................................6
   (c)   Services Rendered.....................................................6
   (d)   Promissory Note.......................................................6
   (e)   Exercise/Sale.........................................................7
   (f)   Exercise/Pledge.......................................................7

SECTION 8.  ADJUSTMENT OF SHARES...............................................7

   (a)   General.  7
   (b)   Mergers and Consolidations............................................7
   (c)   Reservation of Rights.................................................7

SECTION 9.  SECURITIES LAW REQUIREMENTS........................................8

   (a)  General................................................................8

SECTION 10.  NO RETENTION RIGHTS...............................................8


SECTION 11.  DURATION AND AMENDMENTS...........................................8

   (a)   Term of the Plan......................................................8
   (b)   Right to Amend or Terminate the Plan..................................8
   (c)   Amendments............................................................8
   (d)   Effect of Amendment or Termination....................................9

SECTION 12.  DEFINITIONS.......................................................9

                    POST COMMUNICATIONS, INC. 2000 STOCK PLAN



SECTION 1.........Establishment And Purpose.

     The purpose of the Plan is to offer selected individuals an opportunity to acquire a proprietary interest in the success of the Company, or to increase such interest, by purchasing Shares of the Company's Stock. The Plan provides both for the direct award or sale of Shares and for the grant of Options to purchase Shares. Options granted under the Plan may include Nonstatutory Options as well as ISOs intended to qualify under Section 422 of the Code.

     Capitalized terms are defined in Section 12.

SECTION 2.........Administration.

     (a) Committees of the Board of Directors. The Plan may be administered by one or more Committees. Each Committee shall consist of one or more members of the Board of Directors who have been appointed by the Board of Directors. Each Committee shall have such authority and be responsible for such functions as the Board of Directors has assigned to it. If no Committee has been appointed, the entire Board of Directors shall administer the Plan. Any reference to the Board of Directors in the Plan shall be construed as a reference to the Committee (if any) to whom the Board of Directors has assigned a particular function.

     (b) Authority of the Board of Directors. Subject to the provisions of the Plan, the Board of Directors shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the Plan. All decisions, interpretations and other actions of the Board of Directors shall be final and binding on all Purchasers, all Optionees and all persons deriving their rights from a Purchaser or Optionee.

SECTION 3.........Eligibility.

     (a) General Rule. Only Employees, Outside Directors and Consultants shall be eligible for the grant of Options or the direct award or sale of Shares. Only Employees shall be eligible for the grant of ISOs.

     (b) Ten-Percent Stockholders. An individual who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company, its Parent or any of its Subsidiaries shall not be eligible for designation as an Optionee or Purchaser unless (i) the Exercise Price is at least 110% of the Fair Market Value of a Share on the date of grant, (ii) the Purchase Price (if any) is at least 100% of the Fair Market Value of a Share and (iii) in the case of an ISO, such ISO by its terms is not exercisable after the expiration of five years from the date of grant. For purposes of this Subsection (b), in determining stock ownership, the attribution rules of Section 424(d) of the Code shall be applied.

SECTION 4.........Stock Subject To Plan.

     (a) Basic Limitation. Shares offered under the Plan may be authorized but unissued Shares or treasury Shares. The aggregate number of Shares that may be issued under the Plan (upon exercise of Options or other rights to acquire Shares) shall not exceed ______ Shares, subject to adjustment pursuant to
Section 8. The number of Shares that are subject to Options or other rights outstanding at any time under the Plan shall not exceed the number of Shares that then remain available for issuance under the Plan. The Company, during the term of the Plan, shall at all times reserve and keep available sufficient Shares to satisfy the requirements of the Plan.

     (b) Additional Shares. In the event that any outstanding Option or other right for any reason expires or is canceled or otherwise terminated, the Shares allocable to the unexercised portion of such Option or other right shall again be available for the purposes of the Plan. In the event that Shares issued under the Plan are reacquired by the Company pursuant to any forfeiture provision, right of repurchase or right of first refusal, such Shares shall again be available for the purposes of the Plan, except that the aggregate number of Shares which may be issued upon the exercise of ISOs shall in no event exceed _______ Shares (subject to adjustment pursuant to Section 8).

SECTION 5.........Terms And Conditions Of Awards Or Sales.

     (a) Stock Purchase Agreement. Each award or sale of Shares under the Plan (other than upon exercise of an Option) shall be evidenced by a Stock Purchase Agreement between the Purchaser and the Company. Such award or sale shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Board of Directors deems appropriate for inclusion in a Stock Purchase Agreement. The provisions of the various Stock Purchase Agreements entered into under the Plan need not be identical.

     (b) Duration of Offers and Nontransferability of Rights. Any right to acquire Shares under the Plan (other than an Option) shall automatically expire if not exercised by the Purchaser within 30 days after the grant of such right was communicated to the Purchaser by the Company. Such right shall not be transferable and shall be exercisable only by the Purchaser to whom such right was granted.

     (c) Purchase Price. The Purchase Price of Shares to be offered under the Plan shall not be less than 85% of the Fair Market Value of such Shares, and a higher percentage may be required by Section 3(b). Subject to the preceding sentence, the Purchase Price shall be determined by the Board of Directors at its sole discretion. The Purchase Price shall be payable in a form described in
Section 7.

     (d) Withholding Taxes. As a condition to the purchase of Shares, the Purchaser shall make such arrangements as the Board of Directors may require for the satisfaction of any federal, state, local or foreign withholding tax obligations that may arise in connection with such purchase.

     (e) Restrictions on Transfer of Shares and Minimum Vesting. Any Shares awarded or sold under the Plan shall be subject to such special forfeiture conditions, rights of repurchase, rights of first refusal and other transfer restrictions as the Board of Directors may determine. Such restrictions shall be set forth in the applicable Stock Purchase Agreement and shall apply in addition to any restrictions that may apply to holders of Shares generally. Any such right may be exercised only within 90 days after the termination of the Purchaser's Service for cash or for cancellation of indebtedness incurred in purchasing the Shares.

     (f) Accelerated Vesting. Unless the applicable Stock Purchase Agreement provides otherwise, any right to repurchase a Purchaser's Shares at the original Purchase Price (if any) upon termination of the Purchaser's Service shall lapse and all of such Shares shall become vested if (i) the Company is subject to a Change in Control before the Purchaser's Service terminates and (ii) the repurchase right is not assigned to the entity that employs the Purchaser immediately after the Change in Control or to its parent or subsidiary.

SECTION 6.........Terms And Conditions Of Options.

     (a) Stock Option Agreement. Each grant of an Option under the Plan shall be evidenced by a Stock Option Agreement between the Optionee and the Company. Such Option shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Board of Directors deems appropriate for inclusion in a Stock Option Agreement. The provisions of the various Stock Option Agreements entered into under the Plan need not be identical.

     (b) Number of Shares. Each Stock Option Agreement shall specify the number of Shares that are subject to the Option and shall provide for the adjustment of such number in accordance with Section 8. The Stock Option Agreement shall also specify whether the Option is an ISO or a Nonstatutory Option.

     (c) Exercise Price. Each Stock Option Agreement shall specify the Exercise Price. The Exercise Price of an ISO shall not be less than 100% of the Fair Market Value of a Share on the date of grant, and a higher percentage may be required by Section 3(b). The Exercise Price of a Nonstatutory Option shall not be less than 5% of the Fair Market Value of a Share on the date of grant, and a higher percentage may be required by Section 3(b). Subject to the preceding two sentences, the Exercise Price under any Option shall be determined by the Board of Directors at its sole discretion. The Exercise Price shall be payable in a form described in Section 7.

     (d) Withholding Taxes. As a condition to the exercise of an Option, the Optionee shall make such arrangements as the Board of Directors may require for the satisfaction of any federal, state, local or foreign withholding tax obligations that may arise in connection with such exercise. The Optionee shall also make such arrangements as the Board of Directors may require for the satisfaction of any federal, state, local or foreign withholding tax obligations that may arise in connection with the disposition of Shares acquired by exercising an Option.

     (e) Exercisability. Each Stock Option Agreement shall specify the date when all or any installment of the Option is to become exercisable. The exercisability provisions of any Stock Option Agreement shall be determined by the Board of Directors at its sole discretion.

     (f) Accelerated Exercisability. Unless the applicable Stock Option Agreement provides otherwise, all of an Optionee's Options shall become vested and exercisable in full if (i) the Company is subject to a Change in Control before the Optionee's Service terminates, (ii) such Options do not remain outstanding, (iii) such Options are not assumed by the surviving corporation or its parent and (iv) the surviving corporation or its parent does not substitute options with substantially the same terms for such Options.

     (g) Basic Term. The Stock Option Agreement shall specify the term of the Option. The term shall not exceed 10 years from the date of grant, and a shorter term may be required by Section 3(b). Subject to the preceding sentence, the Board of Directors at its sole discretion shall determine when an Option is to expire.

     (h) Nontransferability. No Option shall be transferable by the Optionee other than by beneficiary designation, will or the laws of descent and distribution. An Option may be exercised during the lifetime of the Optionee only by the Optionee or by the Optionee's guardian or legal representative. No Option or interest therein may be transferred, assigned, pledged or hypothecated by the Optionee during the Optionee's lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process.

     (i) Termination of Service (Except by Death). If an Optionee's Service terminates for any reason other than the Optionee's death, then the Optionee's Options shall expire on the earliest of the following occasions:

          (i)  The expiration date determined pursuant to Subsection (g) above;

          (ii) The date three months after the termination of the Optionee's Service for any reason other than Disability, or such later date as the Board of Directors may determine; or

          (iii)The date six months after the termination of the Optionee's Service by reason of Disability, or such later date as the Board of Directors may determine.

The Optionee may exercise all or part of the Optionee's Options at any time before the expiration of such Options under the preceding sentence, but only to the extent that such Options had become exercisable before the Optionee's Service terminated (or became exercisable as a result of the termination) and the underlying Shares had vested before the Optionee's Service terminated (or vested as a result of the termination). The balance of such Options shall lapse when the Optionee's Service terminates. In the event that the Optionee dies after the termination of the Optionee's Service but before the expiration of the Optionee's Options, all or part of such Options may be exercised (prior to expiration) by the executors or administrators of the Optionee's estate or by any person who has acquired such Options directly from the Optionee by beneficiary designation, bequest or inheritance, but only to the extent that such Options had become exercisable before the Optionee's Service terminated (or became exercisable as a result of the termination) and the underlying Shares had vested before the Optionee's Service terminated (or vested as a result of the termination).

     (j) Leaves of Absence. For purposes of Subsection (i) above, Service shall be deemed to continue while the Optionee is on a bona fide leave of absence, if such leave was approved by the Company in writing and if continued crediting of Service for this purpose is expressly required by the terms of such leave or by applicable law (as determined by the Company).

     (k) Death of Optionee. If an Optionee dies while the Optionee is in Service, then the Optionee's Options shall expire on the earlier of the following dates:

          (i)  The expiration date determined  pursuant to Subsection (g) above;
               or

          (ii) The date 12 months after the Optionee's death.

All or part of the Optionee's Options may be exercised at any time before the expiration of such Options under the preceding sentence by the executors or administrators of the Optionee's estate or by any person who has acquired such Options directly from the Optionee by beneficiary designation, bequest or inheritance, but only to the extent that such Options had become exercisable before the Optionee's death or became exercisable as a result of the death. The balance of such Options shall lapse when the Optionee dies.

     (l) No Rights as a Stockholder. An Optionee, or a transferee of an Optionee, shall have no rights as a stockholder with respect to any Shares covered by the Optionee's Option until such person becomes entitled to receive such Shares by filing a notice of exercise and paying the Exercise Price pursuant to the terms of such Option.

     (m) Modification, Extension and Assumption of Options. Within the limitations of the Plan, the Board of Directors may modify, extend or assume outstanding Options or may accept the cancellation of outstanding Options (whether granted by the Company or another issuer) in return for the grant of new Options for the same or a different number of Shares and at the same or a different Exercise Price. The foregoing notwithstanding, no modification of an Option shall, without the consent of the Optionee, impair the Optionee's rights or increase the Optionee's obligations under such Option.

     (n) Restrictions on Transfer of Shares and Minimum Vesting. Any Shares issued upon exercise of an Option shall be subject to such special forfeiture conditions, rights of repurchase, rights of first refusal and other transfer restrictions as the Board of Directors may determine. Such restrictions shall be set forth in the applicable Stock Option Agreement and shall apply in addition to any restrictions that may apply to holders of Shares generally. In the case of an Optionee who is not an officer of the Company, an Outside Director or a Consultant, any right to repurchase the Optionee's Shares at the original Exercise Price upon termination of the Optionee's Service shall lapse at least as rapidly as 20% per year over the five-year period commencing on the date of the option grant. Any such repurchase right may be exercised only within 90 days after the termination of the Optionee's Service for cash or for cancellation of indebtedness incurred in purchasing the Shares.

     (o) Accelerated Vesting. Unless the applicable Stock Option Agreement provides otherwise, any right to repurchase an Optionee's Shares at the original Exercise Price upon termination of the Optionee's Service shall lapse and all of such Shares shall become vested if (i) the Company is subject to a Change in Control before the Optionee's Service terminates and (ii) the repurchase right is not assigned to the entity that employs the Optionee immediately after the Change in Control or to its parent or subsidiary.

SECTION 7.........Payment For Shares.

     (a) General Rule. The entire Purchase Price or Exercise Price of Shares issued under the Plan shall be payable in cash or cash equivalents at the time when such Shares are purchased, except as otherwise provided in this Section 7.

     (b) Surrender of Stock. To the extent that a Stock Option Agreement so provides, all or any part of the Exercise Price may be paid by surrendering, or attesting to the ownership of, Shares that are already owned by the Optionee. Such Shares shall be surrendered to the Company in good form for transfer and shall be valued at their Fair Market Value on the date when the Option is exercised. The Optionee shall not surrender, or attest to the ownership of, Shares in payment of the Exercise Price if such action would cause the Company to recognize compensation expense (or additional compensation expense) with respect to the Option for financial reporting purposes.

     (c) Services Rendered. At the discretion of the Board of Directors, Shares may be awarded under the Plan in consideration of services rendered to the Company, a Parent or a Subsidiary prior to the award. At the discretion of the Board of Directors, Shares may also be awarded under the Plan in consideration of services to be rendered to the Company, a Parent or a Subsidiary after the award, except that the par value of such Shares, if newly issued, shall be paid in cash or cash equivalents.

     (d) Promissory  Note. To the extent that a Stock Option  Agreement or Stock
Purchase Agreement so provides, all or a portion of the Exercise Price or Purchase Price (as the case may be) of Shares issued under the Plan may be paid with a full-recourse promissory note. However, the par value of the Shares, if newly issued, shall be paid in cash or cash equivalents. The Shares shall be pledged as security for payment of the principal amount of the promissory note and interest thereon. The interest rate payable under the terms of the promissory note shall not be less than the minimum rate (if any) required to avoid the imputation of additional interest under the Code. Subject to the foregoing, the Board of Directors (at its sole discretion) shall specify the term, interest rate, amortization requirements (if any) and other provisions of such note.

     (e) Exercise/Sale. To the extent that a Stock Option Agreement so provides, and if Stock is publicly traded, payment may be made all or in part by the delivery (on a form prescribed by the Company) of an irrevocable direction to a securities broker approved by the Company to sell Shares and to deliver all or part of the sales proceeds to the Company in payment of all or part of the Exercise Price and any withholding taxes.

     (f) Exercise/Pledge. To the extent that a Stock Option Agreement so provides, and if Stock is publicly traded, payment may be made all or in part by the delivery (on a form prescribed by the Company) of an irrevocable direction to pledge Shares to a securities broker or lender approved by the Company, as security for a loan, and to deliver all or part of the loan proceeds to the Company in payment of all or part of the Exercise Price and any withholding taxes.

SECTION 8.........Adjustment Of Shares.

     (a) General. In the event of a subdivision of the outstanding Stock, a declaration of a dividend payable in Shares, a declaration of an extraordinary dividend payable in a form other than Shares in an amount that has a material effect on the Fair Market Value of the Stock, a combination or consolidation of the outstanding Stock into a lesser number of Shares, a recapitalization, a spin-off, a reclassification or a similar occurrence, the Board of Directors shall make appropriate adjustments in one or more of (i) the number of Shares available for future grants under Section 4, (ii) the number of Shares covered by each outstanding Option or (iii) the Exercise Price under each outstanding Option.

     (b) Mergers and Consolidations. In the event that the Company is a party to a merger or consolidation, outstanding Options shall be subject to the agreement of merger or consolidation. Such agreement, without the Optionees' consent, may provide for:

          (i) The continuation of such outstanding Options by the Company (if the Company is the surviving corporation);

          (ii) The assumption of the Plan and such outstanding Options by the surviving corporation or its parent;

          (iii)The substitution by the surviving corporation or its parent of options with substantially the same terms for such outstanding Options; or

          (iv) The cancellation of such outstanding Options without payment of any consideration.

     (c) Reservation of Rights. Except as provided in this Section 8, an Optionee or Purchaser shall have no rights by reason of (i) any subdivision or consolidation of shares of stock of any class, (ii) the payment of any dividend or (iii) any other increase or decrease in the number of shares of stock of any class. Any issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or Exercise Price of Shares subject to an Option. The grant of an Option pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, to merge or consolidate or to dissolve, liquidate, sell or transfer all or any part of its business or assets.

SECTION 9.........Securities Law Requirements.

     (a) General. Shares shall not be issued under the Plan unless the issuance and delivery of such Shares comply with (or are exempt from) all applicable requirements of law, including (without limitation) the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, state securities laws and regulations, and the regulations of any stock exchange or other securities market on which the Company's securities may then be traded.

SECTION 10........  No Retention Rights.

     Nothing in the Plan or in any right or Option granted under the Plan shall confer upon the Purchaser or Optionee any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company (or any Parent or Subsidiary employing or retaining the Purchaser or Optionee) or of the Purchaser or Optionee, which rights are hereby expressly reserved by each, to terminate his or her Service at any time and for any reason, with or without cause.

SECTION 11........  Duration and Amendments.

     (a) Term of the Plan. The Plan, as set forth herein, shall become effective on the date of its adoption by the Board of Directors, subject to the approval of the Company's stockholders. In the event that the stockholders fail to approve the Plan within 12 months after its adoption by the Board of Directors, any grants of Options or sales or awards of Shares that have already occurred shall be rescinded, and no additional grants, sales or awards shall be made thereafter under the Plan. The Plan shall terminate automatically 10 years after its adoption by the Board of Directors and may be terminated on any earlier date pursuant to Subsection (b) below.

     (b) Right to Amend or Terminate the Plan. The Board of Directors may amend, suspend or terminate the Plan at any time and for any reason; provided, however, that any amendment of the Plan which increases the number of Shares available for issuance under the Plan (except as provided in Section 8), or which materially changes the class of persons who are eligible for the grant of ISOs, shall be subject to the approval of the Company's stockholders. Stockholder approval shall not be required for any other amendment of the Plan.

     (c) Amendments. On March 12, 1998, the Board of Directors approved an amendment and restatement of the Plan to provide that in the event of a Change in Control, Purchasers and Optionees shall receive vesting acceleration with respect to their Shares purchased pursuant to a Stock Purchase Agreement or Stock Option Agreement, as applicable, as if such persons performed an additional twelve (12) months of Service. On September 23, 1998, the Board of Directors approved a 400,500 share increase to the number of Shares authorized for issuance under the Plan. On May 20, 1999, the Board of Directors approved a 1,886,805 share increase to the number of Shares authorized for issuance under the Plan.

     (d) Effect of Amendment or Termination. No Shares shall be issued or sold under the Plan after the termination thereof, except upon exercise of an Option granted prior to such termination. The termination of the Plan, or any amendment thereof, shall not affect any Share previously issued or any Option previously granted under the Plan.

SECTION 12........  Definitions.

     (a) "Board of Directors" shall mean the Board of Directors of the Company, as constituted from time to time.

     (b) "Change in Control" shall mean:

          (i) The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if more than 50% of the combined voting power of the continuing or surviving entity's securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who were not stockholders of the Company immediately prior to such merger, consolidation or other reorganization; or

          (ii) The sale, transfer or other disposition of all or substantially all of the Company's assets.

A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

     (c) "Code" shall mean the Internal Revenue Code of 1986, as amended.

     (d) "Committee" shall mean a committee of the Board of Directors, as described in Section 2(a).

     (e) "Company" shall mean Post Communications, Inc., a Delaware corporation.

     (f) "Consultant" shall mean a person who performs bona fide services for the Company, a Parent or a Subsidiary as a consultant or advisor, excluding Employees and Outside Directors.

     (g) "Disability" shall mean that the Optionee is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment.

     (h) "Employee" shall mean any individual who is a common-law employee of the Company, a Parent or a Subsidiary.

     (i) "Exercise Price" shall mean the amount for which one Share may be purchased upon exercise of an Option, as specified by the Board of Directors in the applicable Stock Option Agreement.

     (j) "Fair Market Value" shall mean the fair market value of a Share, as determined by the Board of Directors in good faith. Such determination shall be conclusive and binding on all persons.

     (k) "ISO"  shall mean an  employee  incentive  stock  option  described  in
Section 422(b) of the Code.

     (l) "Nonstatutory Option" shall mean a stock option not described in Sections 422(b) or 423(b) of the Code.

     (m) "Option" shall mean an ISO or Nonstatutory Option granted under the Plan and entitling the holder to purchase Shares.

     (n) "Optionee" shall mean an individual who holds an Option.

     (o) "Outside Director" shall mean a member of the Board of Directors who is not an Employee.

     (p) "Parent" shall mean any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

     (q) "Plan" shall mean this Post Communications, Inc. 2000 Stock Plan.

     (r) "Purchase Price" shall mean the consideration for which one Share may be acquired under the Plan (other than upon exercise of an Option), as specified by the Board of Directors.

     (s) "Purchaser" shall mean an individual to whom the Board of Directors has offered the right to acquire Shares under the Plan (other than upon exercise of an Option).

     (t) "Service" shall mean service as an Employee, Outside Director or Consultant.

     (u) "Share" shall mean one share of Stock,  as adjusted in accordance  with
Section 8 (if applicable).

     (v) "Stock" shall mean the Common Stock of the Company, with a par value of $0.0001 per Share.

     (w) "Stock Option Agreement" shall mean the agreement between the Company and an Optionee which contains the terms, conditions and restrictions pertaining to the Optionee's Option.

     (x) "Stock Purchase Agreement" shall mean the agreement between the Company and a Purchaser who acquires Shares under the Plan which contains the terms, conditions and restrictions pertaining to the acquisition of such Shares.

     (y) "Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

                                                                  Exhibit (d)(5)



                                 MAXMILES, INC.

                       1998 KEY EMPLOYEE STOCK OPTION PLAN


                                    ARTICLE 1

                           Identification of the Plan

     1.1 Title. The plan described herein shall be known as the MaxMiles, Inc. 1998 Key Employee Stock Option Plan (the "Plan").

     1.2 Purpose. The purpose of this Plan is (i) to compensate certain officers, Directors and employees of MaxMiles, Inc. (the "Company") for services rendered by such persons after the date of adoption of this Plan to the Company;
(ii) to provide certain officers, Directors and employees of the Company with significant additional incentive to promote the financial success of the Company; and (iii) to provide an incentive which may be used to induce able persons to enter into or remain in the employment of the Company.

     1.3 Effective Date. This Plan shall become effective upon its approval by the Board of Directors of the Company (the "Effective Date").

     1.4 Defined Terms. Certain capitalized terms used herein have the meanings set forth in Section 10.1 of the Plan.

                                    ARTICLE 2

                           Administration of the Plan

     2.1 Committee's Powers. This Plan shall be administered by the 1998 Key Employee Stock Option Plan Administrative Committee (the "Committee") composed of persons appointed by the Board of Directors of the Company. The Committee shall have full power and authority to prescribe, amend and rescind rules and procedures governing administration of this Plan. The Committee shall have full power and authority (i) to interpret the terms of this Plan, the terms of the Options and the rules and procedures established by the Committee and (ii) to determine the meaning of or requirements imposed by or rights of any person under this Plan, any Option or any rule or procedure established by the Committee. Each action of the Committee which is within the scope of the authority delegated to the Committee by this Plan or by the Board shall be binding on all persons. The Board shall have the power to determine the number of members which the Committee shall have and to change the number of membership positions on the Committee from time to time. The Board shall appoint all members of the Committee. The Board may from time to time appoint members to the Committee in substitution for, or in addition to, members previously appointed and may fill vacancies, however caused, on the Committee. Any member of the Committee may be removed from the Committee by the Board at any time with or without cause.

     2.2 Committee Procedures. The Committee shall hold its meetings at such times and places as it may determine. The Committee may make such rules and regulations for the conduct of its business as it shall deem advisable. Unless the Board or the Committee expressly decides to the contrary, a majority of the members of the Committee shall constitute a quorum and any action taken by a majority of the Committee members in attendance at a meeting at which a quorum of Committee members are present shall be deemed an act of the Committee.

     2.3 Indemnification. No member of the Committee shall be liable, in the absence of bad faith, for any act or omission with respect to his or her service on the Committee under this Plan. Service on the Committee shall constitute service as a director of the Company so that the members of the Committee shall be entitled to indemnification and reimbursement as directors of the Company for any action or any failure to act in connection with service on the Committee to the full extent provided for at any time in the Company's Certificate of Incorporation and By-Laws, or in any insurance policy or other agreement intended for the benefit of the Company's directors.


                                    ARTICLE 3

                       Persons Eligible to Receive Options

     A person shall be eligible to be granted an Option only if on the proposed Granting Date for such Option such person is a full-time employee of the Company or a member of the Board of Directors of the Company. A person eligible to be granted an Option is herein called a "Key Employee".


                                    ARTICLE 4

                                Grant of Options

     4.1 Power to Grant Options. The Committee shall have the right and the power to grant at any time to any Key Employee a Non-Qualified Option entitling such person to purchase Common Stock (the "Common Stock") from the Company in such quantity, at such price, on such terms and subject to such conditions consistent with the provisions of this Plan as may be established by the Committee on or prior to the Granting Date for such option. Each such Non-Qualified Option granted by the Committee pursuant to the provisions of this Plan is herein called an "Option".

     4.2 Granting Date. An Option shall be deemed to have been granted under this Plan on the date (the "Granting Date") which the Committee designates as the Granting Date at the time it approves such Option, provided that the Committee may not designate a Granting Date with respect to any Option which is earlier than the date on which the granting of such Option is approved by the Committee.

     4.3 Option Terms that the Committee May Determine. The Committee shall have the power to determine the Key Employees to whom Options are granted, the number of Shares subject to each Option, the number of Options awarded to each Key Employee and the time at which each Option is granted. Except as otherwise expressly provided in this Plan, the Committee shall also have the power to determine, at the time of the grant of each Option, all terms and conditions governing the rights and obligations of the holder with respect to such Option, including but not limited to: (a) the purchase price per Share or the method by which the purchase price per Share will be determined; (b) the length of the period during which the Option may be exercised and any limitations on the number of Shares purchasable with the Option at any given time during such period; (c) the times at which the Option may be exercised; (d) any conditions precedent to be satisfied before the Option may be exercised, such as vesting period; and (e) any restrictions on resale of any Shares purchased upon exercise of the Option.

     4.4 Option Agreement. No person shall have any rights under any Option unless and until the Company and the person to whom such Option is granted have executed and delivered an agreement expressly granting the Option to such person and containing provisions setting forth the terms of the Option (an "Option Agreement").

                                    ARTICLE 5

                                  Option Terms

     5.1 Plan Provisions Control Option Terms. The terms of this Plan shall govern all the Options. In the event any provision of any Option Agreement conflicts with any term in this Plan as constituted on the Granting Date of such Option, the term in this Plan as constituted on the Granting Date of the Option shall control. Except as provided in Article 8, the terms of any Option may not be changed after the Granting Date of such Option without the express approval of the Company and the Option Holder.

     5.2 Transfer Limitations. No Option granted pursuant to this Plan shall be transferable other than by will or the laws of descent and distribution or exercisable during the lifetime of the person to whom the Option is initially granted by anyone other than the initial grantee. It shall be a condition precedent to any transfer of any Option that the transferee execute and deliver an agreement acknowledging such Option has been acquired for investment and not for distribution and is and shall remain subject to this Plan and the Option Agreement. The "Holder" of any Option shall mean (i) the initial grantee of such Option or (ii) any permitted transferee.

     5.3 No Right to Employment Conferred. Nothing in this Plan or (in the absence of an express provision to the contrary) in any Option Agreement (i) confers any right or obligation on any person to continue in the employ of the Company or (ii) affects or shall affect in any way any person's right or the right of the Company to terminate such person's employment with the Company at any time, for any reason, with or without cause.

                                    ARTICLE 6

                                 Option Exercise

     6.1 Normal Option Term. Except as otherwise expressly provided in Sections 6.3, 6.5 or 6.7 or in the Option Agreement, the right to exercise any Option shall terminate at the earlier of the following dates: (i) the Termination Date of the initial grantee of the Option or (ii) the Expiration Date of the Option.

     6.2 Exercise Time. Each Option shall become exercisable at the time provided in the Option Agreement, provided that the Committee in its sole discretion shall have the right (but shall not in any case be obligated) to permit the exercise of such Option prior to such time.

     6.3 Extension of Exercise Time. The Committee in its sole discretion shall have the right (but shall not in any case be obligated) to permit any Option to be exercised after the Termination Date of the initial grantee of such Option. Notwithstanding the preceding sentence, but subject to Section 6.7, the Committee shall not have the right to permit the exercise of any Option after its Expiration Date.

     6.4 Exercise Procedures. Each Option shall be exercised by written notice to the Company. Any Holder of any Option shall be required, as a condition to such Holder's right to purchase securities with such Option, to supply the Committee at such person's expense with such evidence, representations, agreements or assurances (including, but not limited to, opinions of counsel satisfactory to the Committee) as the Committee may deem necessary or desirable in order to establish to the satisfaction of the Committee the right of such person to exercise such Option and of the propriety of the sale of securities by reason of such exercise under the Securities Act and any other laws or requirements of any governmental authority specified by the Committee. The Company shall not be obligated to sell any Shares subject to such Option until all evidence, representations, agreements and assurances required by the Committee have been supplied. An Option Holder shall not have any rights as a stockholder with respect to Shares issuable under any Option until and unless such Shares are sold and delivered to such Option Holder. The purchase price of Shares purchased upon the exercise of an Option shall be paid in full in cash or by check by the Option Holder at the time of the delivery of such Shares, provided that the Committee may (but need not) permit payment to be made by (i) delivery to the Company of outstanding Shares, (ii) retention by the Company of Shares which would otherwise be transferred to the Option Holder upon exercise of the Option or (iii) any combination of cash, check, the Holder's delivery of outstanding Shares and retention by the Company of Shares which would otherwise be transferred to the Option Holder upon exercise of the Option. In the event any Common Stock is delivered to or retained by the Company to satisfy all or any part of the purchase price, the part of the purchase price deemed to have been satisfied by such Common Stock shall be equal to the product derived by multiplying (i) the Per Share Market Value as of the date of exercise by (ii) the number of Shares delivered to or retained by the Company. The number of Shares delivered to or retained by the Company in satisfaction of the purchase price shall not be a number which when multiplied by the Per Share Market Value as of the date of exercise would result in a product greater than the purchase price. No fractional Shares shall be delivered to or retained by the Company in satisfaction of the purchase price. To the extent such fractional share would result, the Option Holder shall make up such difference in cash. With respect to any exercise of an Option that is permitted to be made by delivery to the Company of outstanding Shares of Common Stock or retention by the Company of Shares which would otherwise be transferable to the Option Holder, the Option Holder shall be required to deposit with the Company an amount in cash sufficient to allow the Company to satisfy any tax or other withholding requirements under applicable law. Any part of the purchase price paid in cash or by check upon the exercise of any Option shall be added to the general funds of the Company and may be used for any proper corporate purpose. Notwithstanding
Article 7, unless the Board shall otherwise determine, for each Share delivered to or retained by the Company as payment of all or part of the purchase price upon the exercise of any Option, the aggregate number of Shares subject to this Plan shall be increased by one Share.

     6.5 Death; Temporary Disability; Permanent Disability; Retirement or Termination Without Cause; Change in Control.


     (a) Death. Except as otherwise expressly provided in the Option Agreement, if the Holder of an Option dies while such Option Holder is still employed by or a Director of the Company, then the right to exercise all unexpired installments of such Option which have not yet vested or become exercisable shall be accelerated to the date of death and shall become exercisable as of the date of death. Except as otherwise provided in the Option Agreement and subject to
Section 6.7, if the Holder of an Option dies and such Option is then exercisable at the date of death (for any reason including acceleration of vesting pursuant to the preceding sentence), then the Holder's estate or the person or persons to whom the Holder's rights under the Option shall pass by reason of the Holder's death shall have the right to exercise the Option for 180 days after the date of death, and the Option shall expire at the end of such 180-day period.

     (b) Temporary Disability. Except as otherwise provided in the Option Agreement, if the Holder of an Option suffers a Temporary Disability while still employed by or a Director of the Company, then the tolling of the time period for vesting, if any, of any Option which has not yet vested shall cease upon the date of such Temporary Disability (the "Temporary Disability Date"), and such time period shall begin to toll again only upon the termination of such Temporary Disability.

     (c) Permanent Disability. Except as otherwise provided in the Option Agreement, if the Holder of an Option suffers a Permanent Disability while still employed by or a Director of the Company, then the right to exercise all unexpired installments of such Option which have not yet vested or become exercisable shall be accelerated to the date of such Permanent Disability (the "Permanent Disability Date") and shall become exercisable as of the Permanent Disability Date. Except as otherwise provided in the Option Agreement and subject to Section 6.7, if the Holder of an Option suffers a Permanent Disability and such Option is exercisable at the Permanent Disability Date (for any reason including acceleration pursuant to the preceding sentence), then such Holder shall have the right to exercise such Option for 180 days after the Permanent Disability Date, and the Option shall expire at the end of such 180-day period.

     (d) Retirement or Termination Without Cause. Except as otherwise provided in the Option Agreement and subject to Section 6.7, if the Holder of an Option elects to voluntarily retire from the Company, or if such Holder is terminated by the Company without Cause, then any installments of such Option which have not yet vested or become exercisable shall immediately expire, and any installments of such Option which have vested shall be exercisable for a period of 90 days after the date of such retirement or termination, and the Option shall expire at the end of such 90-day period.

     (e) Termination For Cause. If the Holder of an Option is terminated by the Company for Cause, then any portions of such Option (whether or not vested) which have not been exercised as of the Termination Date shall immediately expire and shall not be exercisable under any circumstance.

     (f) Change in Control. In the event of a Change in Control, any Option awarded under this Plan to the extent not previously vested and exercisable shall immediately become fully vested and exercisable upon the date of the closing of the Change in Control. The Committee in its sole discretion may direct the Company to cash out all outstanding Options on the basis of the Change in Control Price as of the date a Change in Control occurs or such other date as the Committee may determine prior to the Change in Control.

     6.6 Taxes. The Company shall be entitled, if the Committee deems it necessary or desirable, to withhold from an Option Holder's salary or other compensation (or to secure payment from the Option Holder in lieu of withholding) all or any portion of any withholding or other tax due from the Company with respect to any Shares deliverable under such Holder's Option, or the Committee may (but need not) permit payment of such withholding by the Company's retention of Shares which would otherwise be transferred to the Option Holder upon exercise of the Option. In the event any Common Stock is retained by the Company to satisfy all or any part of the withholding, the part of the withholding deemed to have been satisfied by such Common Stock shall be equal to the product derived by multiplying the Per Share Market Value as of the date of exercise by the number of Shares retained by the Company. The number of Shares retained by the Company in satisfaction of withholding shall not be a number which when multiplied by the Per Share Market Value as of the date of exercise would result in a product greater than the withholding amount. No fractional Shares shall be retained by the Company in satisfaction of withholding. Notwithstanding Article 7, unless the Board shall otherwise determine, for each Share retained by the Company in satisfaction of all or any part of the withholding amount, the aggregate number of Shares subject to this Plan shall be increased by one Share. The Company may defer delivery under a Holder's Option until indemnified to its satisfaction with respect to such withholding or other taxes.

     6.7 Securities Law Compliance. Each Option shall be subject to the condition that such Option may not be exercised if and to the extent the Committee determines that the sale of securities upon exercise of the Option may violate the Securities Act or any other law or requirement of any governmental authority. The Company shall not be deemed by any reason of the granting of any Option to have any obligation to register the Shares subject to such Option under the Securities Act or to maintain in effect any registration of such Shares which may be made at any time under the Securities Act. An Option shall not be exercisable if the Committee or the Board determines there is non-public information material to the decision of the Holder to exercise such Option which the Company cannot for any reason communicate to such Holder. Notwithstanding Sections 6.1, 6.3 and 6.5 and the terms of the Option Agreement, if (i) any Holder makes a bona fide request to exercise any Option which complies with
Section 6.4, (ii) the Committee or the Board determines such Option cannot be exercised for a period of time pursuant to this Section 6.7 and (iii) such Option expires during such period, then the term of such Option shall be extended until the end of such period.

                                    ARTICLE 7

                           Shares Subject to the Plan

     Except as provided in Sections 6.4 and 6.6 and Article 8, an aggregate of 60,000 Shares of Common Stock shall be subject to this Plan. Except as provided in Sections 6.4 and 6.6 and Article 8, the Options shall be limited so that the sum of the following shall not as of any given time exceed 60,000 Shares: (i) all Shares subject to Options outstanding under this Plan at the given time and
(ii) all Shares which shall have been sold by the Company by reason of the exercise at or prior to the given time of any of the Options. The Common Stock issued under the Plan may be either authorized and unissued shares, shares reacquired and held in the treasury of the Company, or both, all as from time to time determined by the Board. In the event any Option shall expire or be terminated before it is fully exercised, then all Shares formerly subject to such Option as to which such Option was not exercised shall be available for any Option subsequently granted in accordance with the provisions of this Plan.

     In the event of a change in the Shares as presently constituted, which is limited to a change of all of its authorized shares with par value into the same number of shares with a different par value or without par value, the shares resulting from any such change shall be deemed to be the Shares within the meaning of the Plan.


                                    ARTICLE 8

                     Adjustments to Reflect Organic Changes

     The Board shall appropriately and proportionately adjust the number and kind of Shares subject to outstanding Options, the price for which Shares may be purchased upon the exercise of outstanding Options, and the number and kind of Shares available for Options subsequently granted under this Plan to reflect any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other change in the capitalization of the Company which the Board determines to be similar, in its substantive effect upon this Plan or the Options, to any of the changes expressly indicated in this sentence. The Board may (but shall not be required to) make any appropriate adjustment to the number and kind of Shares subject to outstanding Options, the price for which Shares may be purchased upon the exercise of outstanding Options, and the number and kind of Shares available for Options subsequently granted under this Plan to reflect any spin-off, spin-out or other distribution of assets to stockholders or any acquisition of the Company's stock or assets or other change which the Board determines to be similar, in its substantive effect upon this Plan or the Options, to any of the changes expressly indicated in this sentence. The Committee shall have the power to determine the amount of the adjustment to be made in each case described in the preceding two sentences, but no adjustment approved by the Committee shall be effective until and unless it is approved by the Board. In the event of any reorganization, reclassification, consolidation, merger or sale of all or substantially all of the Company's assets which is effected in such a way that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock, the Board may (but shall not be required to) substitute the per share amount of such stock, securities or assets for Shares upon any subsequent exercise of any Option. If any fractional Share becomes subject to any Option as a result of any change made under this Article 8, then (i) such Option may not be exercised with respect to such fractional Share until and unless such Option is exercised as to all other Shares subject to such Option and (ii) if such Option is exercised with respect to such fractional Share, the Company shall have the right to deliver to the Holder in lieu of such fractional Share cash in an amount equal to the product derived by multiplying the fraction representing the portion of a full Share represented by such fractional Share times the Per Share Market Value on the exercise date of the Option with respect to such fractional Share established as prescribed in this Plan.

                                    ARTICLE 9

                      Amendment and Termination of the Plan

     9.1 Amendment. The Board shall have complete power and authority to amend this Plan at any time and no approval by the Company's stockholders or by any other person, committee or other entity of any kind shall be required to make any amendment approved by the Board effective. No termination or amendment of this Plan may, without the consent of the Holder of any Option prior to termination or the adoption of such amendment, materially and adversely affect the rights of such Holder under such Option.

     9.2 Termination. The Board shall have the right and the power to terminate this Plan at any time. No Option shall be granted under this Plan after the termination of this Plan, but the termination of this Plan shall not have any other effect. Any Option outstanding at the time of the termination of this Plan may be exercised after termination of this Plan at any time prior to the Expiration Date of such Option to the same extent such Option would have been exercisable had this Plan not terminated.


                                   ARTICLE 10

                  Definitions and Other Provisions of the Plan

     10.1 Definitions. Each term defined in this Section 10.1 has the meaning indicated in this Section 10.1 whenever such term is used in this Plan:

     "Board of Directors" and "Board" both mean the Board of Directors of the Company as constituted at the time the term is applied.

     "Cause" means (i) the willful refusal to perform or gross negligence in the performance of any of the Holder's duties, (ii) commission of any act involving moral turpitude or any act which brings or could bring the Company into disrepute, which are detrimental to the Company or materially damage its relations with customers, suppliers, licensors or financing sources, (iii) the violation of any statutory or common law duty of loyalty to the Company, or (iv) the determination by the Board that the Holder has committed an act of dishonesty.

     "Change in Control" means the occurrence of any of the following:

     (i) When any "person" as defined in Section 3(a)(9) of the Securities Exchange Act of 1934 (the "Exchange Act") and as used in Sections 13(d) and 14(d) thereof, including a "group" as defined in Section 13(d) of the Exchange Act but excluding the Company and any employee benefit plan sponsored or maintained by the Company (including any trustee of such plan acting as trustee), directly or indirectly, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act, as amended from time to time), after the effective date of the Plan, of securities of the Company representing 35 percent or more of the combined voting power of the Company's then outstanding securities;

     (ii) When, during any period of 24 consecutive months during the existence of the Plan, the individuals who, at the beginning of such period, constitute the Board (the "Incumbent Directors") cease for any reason other than death to constitute at least a majority thereof, provided, however, that a director who was not a director at the beginning of such 24-month period shall be deemed to have satisfied such 24-month requirement (and be an Incumbent Director) if such director was elected by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors either actually (because they were directors at the beginning of such 24-month period) or by prior operation of this provision; or

     (iii) The approval by the stockholders of the Company of a transaction involving the acquisition of the Company by an entity other than the Company through purchase of assets, by merger, or otherwise.

     "Change in Control Price" means the highest price per Share paid in any bona fide transaction related to a Change in Control at any time during the 60-day period immediately preceding the occurrence of the Change in Control, in each case as determined by the Committee.

     "Common Stock" means the issued or issuable Common Stock, par value $.01 per share, of the Company.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Committee" has the meaning such term is given in Section 2.1 of this Plan.

     "Company" as applied as of any given time shall mean MaxMiles, Inc., a Delaware corporation, except that if prior to the given time any corporation or other entity has acquired all or a substantial part of the assets of the Company (as herein defined) and has agreed to assume the obligations of the Company under this Plan, or is the survivor in a merger or consolidation to which the Company was a party, such corporation or other entity shall be deemed to be the Company at the given time.

     "Expiration Date" as applied to any Option means the date specified in the Option Agreement between the Company and the Holder as the expiration date of such Option. If no expiration date is specified in the Option Agreement relating to any Option, then the Expiration Date of such Option shall be the day prior to the seventh anniversary of the Granting Date of such Option.

     "Granting Date" has the meaning such term is given in Section 4.2 of this Plan.

     "Holder" has the meaning such term is given in Section 5.2 of this Plan.

     "Key Employee" has the meaning such term is given in Article 3 of this Plan.

     "Non-Qualified Option" means an option that is not an "incentive stock option" as defined in Section 422 of the Code.

     "Option" has the meaning such term is given in Section 4.1 of this Plan.

     "Option Agreement" has the meaning such term is given in Section 4.4 of this Plan.

     "Permanent Disability" shall mean a physical or mental disability suffered by an initial grantee of an Option which the Committee determines in its sole discretion will permanently prevent such initial grantee from serving the Company in the same or a substantially similar position as such initial grantee occupied prior to suffering such disability.

     "Permanent  Disability  Date" has the meaning such term is given in Section
6.5 of this Plan.

     "Per Share Market Value" on any given date shall be the fair market value of one Share as of the close of business on the given date determined in such manner as shall be prescribed in good faith by the Committee.

     "Plan" has the meaning such term is given in Section 1.1 of this Plan.

     "Securities Act" at any given time shall consist of: (i) the Securities Act of 1933 as constituted at the given time; (ii) any other law or laws promulgated prior to the given time by the United States Government which are in effect at the given time and which regulate or govern any matters at any time regulated or governed by the Securities Act of 1933; (iii) all regulations, rules, registration forms and other governmental pronouncements issued under the laws specified in clauses (i) and (ii) of this sentence which are in effect at the given time; and (iv) all interpretations by any governmental agency or authority of the things specified in clause (i), (ii) or (iii) of this sentence which are in effect at the given time. Whenever any provision of this Plan requires that any action be taken in compliance with any provision of the Securities Act, such provision shall be deemed to require compliance with the Securities Act as constituted at the time such action takes place.

     "Share" means a share of Common Stock.

     "Temporary Disability" shall mean a physical or mental disability suffered by an initial grantee of an Option which the Committee determines in its sole discretion will temporarily prevent such initial grantee from serving the Company in the same or a substantially similar position as such initial grantee occupied prior to suffering such disability.

     "Temporary  Disability  Date" has the meaning such term is given in Section
6.5 of this Plan.

     "Termination Date" as applied to the initial grantee of any Option means, except as otherwise provided in the Option Agreement, the first date on which such initial grantee is not employed by either the Company for any reason other than as a result of the death, Temporary Disability, Permanent Disability, retirement or termination without Cause of such Holder, in which case the provisions set forth in Section 6.5 shall apply. The Committee may specify in the original terms of an Option (or if not so specified, shall determine) whether an authorized leave of absence or absence on military or government service or absence for any other reason shall constitute a termination of employment with the Company for purposes of this Plan.

     10.2 Headings. Section headings used in this Plan are for convenience only, do not constitute a part of this Plan and shall not be deemed to limit, characterize or affect in any way any provisions of this Plan. All provisions in this Plan shall be construed as if no headings had been used in this Plan.

     10.3 Severability. Whenever possible, each provision in this Plan and in every Option at any time granted under this Plan shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Plan or any Option at any time granted under this Plan is held to be prohibited by or invalid under applicable law, then (i) such provision shall be deemed amended to accomplish the objectives of the provision as originally written to the fullest extent permitted by law and (ii) all other provisions of this Plan and every Option at any time granted under this Plan shall remain in full force and effect.

     10.4 No Strict Construction. No rule of strict construction shall be applied against the Company, the Committee or any other person in the interpretation of any of the terms of this Plan, any Option or any rule or procedure established by the Committee.

     10.5 Choice of Law. This Plan and all documents contemplated hereby, and all remedies in connection therewith and all questions or transactions relating thereto, shall be construed in accordance with and governed by the internal laws of the State of Delaware.

     10.6 Tax Consequences. Tax consequences from the purchase and sale of Shares may differ among grantees under the Plan. Each grantee of an Option should discuss specific tax questions regarding participation in the Plan with his or her own tax advisor.